UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

 (Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	First quarter 2021 earnings release of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México
2.	First quarter 2021 earnings presentation of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: April 29, 2021

Item 1

Earnings Release | 1Q.2021
Banco Santander México

I. Key Highlights for the Quarter

Banco Santander México Reports First Quarter 2021 Net Income of Ps.3,279 Million

-	Mortgages and auto loans continued to perform very well, as the Bank continued to grow above market and gain market share with prudent origination. However, loan volumes reflected YoY decreases, mainly in corporates, in line with market trends and soft demand conditions, along with a higher base during 1Q20, when this customers used their committed lines of credit.

-	Individual demand deposits continue expanding at 23.5% YoY, supported by the continuous initiatives to increase loyalty and customer acquisition. This represents the fourth consecutive quarter with demand deposits from individuals growing above 20%.

-	COVID-19 pandemic continued to weights on results, as the Bank progress in key initiatives and maintain a strong balance sheet and ample liquidity.

Mexico City – April 28th, 2021, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (NYSE: BSMX; BMV: BSMX), (“Banco Santander México” or “the Bank”), today announced financial results for the three-month period ending March 31st, 2021.

Banco Santander México reported net income of Ps.3,279 million in 1Q21, representing decreases of 39.4% YoY and 40.2% QoQ.

HIGHLIGHTS
Results (Million pesos)	1Q21	4Q20	1Q20	%QoQ	%YoY
Net interest income	15,585	16,272	16,896	(4.2)	(7.8)
Fee and commission, net	4,902	4,709	4,697	4.1	4.4
Core revenues	20,487	20,981	21,593	(2.4)	(5.1)
Provisions for loan losses	7,075	3,152	5,165	124.5	37.0
Administrative and promotional expenses	9,894	11,102	9,785	(10.9)	1.1
Net income	3,279	5,480	5,414	(40.2)	(39.4)
Net income per share[1]	0.48	0.81	0.80	(40.2)	(39.4)

Balance Sheet Data (Million pesos)	Mar-21	Dec-20	Mar-20	%QoQ	%YoY
Total assets	1,748,298	1,856,213	1,802,210	(5.8)	(3.0)
Total loans	713,989	702,769	775,809	1.6	(8.0)
Deposits	767,627	764,444	810,340	0.4	(5.3)
Shareholders´ equity	159,654	158,871	141,041	0.5	13.2

Key Ratios (%)	1Q21	4Q20	1Q20	bps QoQ	bps YoY
Net interest margin	4.42	4.50	5.45	(8)	(103)
Net loans to deposits ratio	89.76	88.62	92.94	114	(318)
ROAE	8.24	14.73	15.48	(649)	(724)
ROAA	0.73	1.34	1.35	(61)	(62)
Efficiency ratio	46.62	52.06	43.95	(544)	267
Capital ratio	19.73	19.01	16.23	72	350
NPLs ratio	2.91	3.08	2.16	(17)	75
Cost of Risk	3.15	2.89	2.65	26	50
Coverage ratio	120.12	116.87	135.17	325	—

Operating Data	Mar-21	Dec-20	Mar-20	%QoQ	%YoY
Branches	1,007	1,013	1,211	(0.6)	(16.8)[2]
Branches and offices[3]	1,352	1,350	1,406	0.1	(3.8)
ATMs	9,497	9,448	9,096	0.5	4.4
Customers	19,068,219	18,707,976	18,374,690	1.9	3.8
Employees	22,280	21,183	19,469	5.2	14.4

1)	Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.

2)	Reflects the internal reclassification as of 2Q20 and the closing of certain branches.

3)	Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.

Earnings Release | 1Q.2021
Banco Santander México

II. CEO Message

Héctor Grisi, Banco Santander México’s Executive President and CEO, commented: “We continued to advance on our strategic initiatives, while closing the quarter with a strong balance sheet and ample liquidity, despite the pandemic continuing to weigh on our results. Loan volumes reflect difficult YoY comps, mainly in corporates which is in line with market trends and, soft demand conditions. Mortgages and auto loans continue to perform extremely well, as we again grew above market and gained share while maintaining prudent origination criteria. We have fully absorbed the negative impact of the pandemic, mainly in consumer loans, credit cards and SMEs and we are well positioned to support our customers on the recovery path ahead. While loan volumes in these segments show year on year contractions, we expect to see a gradual turnaround moving forward.

Deposits also reflect difficult base effects, mainly in corporates as companies’ liquidity needs have normalized compared with year ago levels. By contrast, individual demand deposits continued to expand above 20%, underscoring the success of our loyalty and customer acquisition strategy. In this context, our strategy remains focused on reinforcing loyalty and advancing digitalization. We remain committed to further improving our digital customer journeys and building ecosystems, while keeping a sustained focus on driving cross selling, non-credit products and insurance to support fee income growth.

In terms of asset quality, NPLs have started to decline benefiting from improving conditions for our customers together with write-offs taken mainly in the segments mostly impacted by the pandemic, such as, consumer, credit cards and SME loans. Although provisions increased this quarter due to specific corporate exposures, we estimate that cost of risk has peaked and should start declining from this point onwards.

During the quarter, our parent company announced that it intends to launch a tender offer for the 8.3% of outstanding shares that it does not currently own in Santander Mexico. Our parent company also stated that it intends to de-list Banco Santander Mexico from the Mexican Stock Exchange and the New York Stock Exchange. This offer reaffirms our parent company’s trust in the country and in our business.

Looking ahead, the recent evidence of a quick recovery in the U.S. supported by a strong fiscal stimulus package and a swift vaccination program has improved GDP expectations for the year. While we anticipate an improvement in activity fueled by the external sector and private consumption, we expect the recovery to be gradual. Under this operational environment, we will continue to work to further strengthen our business by reducing costs, while we make additional headway improving our deposit mix and capitalizing on growth opportunities to become a stronger organization.”

Earnings Release | 1Q.2021
Banco Santander México

III. Summary of 1Q21 Consolidated Results

Loan portfolio

Banco Santander México’s total loan portfolio, as of March 2021, decreased 8.0% YoY, or Ps.61,820 million, to Ps.713,989 million, and increased 1.6%, or Ps.11,220 million, on a sequential basis.

During the quarter, the Bank experienced a year over year contraction in loan growth, reflecting the normalization of corporate balances after the significant increase during 1Q20 when corporates drew on their contingent credit lines to prepare themselves for the COVID-19 pandemic. Given the current economic environment and with an eye on maintaining healthy asset quality, the Bank continues focusing on more defensive segments, such as mortgages, payroll and auto loans.

Deposits

Deposits, which represent 82.7% of Banco Santander México’s total funding1, decreased 5.3% YoY in March 2021, after exceptionally high growth during 1Q20, when corporates used their committed lines of credit and left that liquidity on the Bank’s balance sheet, meanwhile deposits increased 0.4% sequentially. In turn, demand deposits increased 1.4% YoY, while time deposits decreased 18.0% YoY, as lower interest rates made customers favor short term liquidity. On a sequential basis, demand deposits increased 4.1% while time deposits decreased 7.4%. It is worth noting that deposits from individuals expanded by 11.1% YoY, while deposits from corporates contracted 12.0% YoY. The increase in individual deposits was supported by the Bank’s continuous efforts to attract these types of deposits.

In March 2021, demand deposits from individuals represented 34.5% of total demand deposits, compared with 28.4% in March 2020. Time deposits from individuals represented 33.6% of total time deposits, compared with 30.8% in March 2020.

The loans-to-deposits ratio stood at 89.76% in March 2021, which compares to 92.94% in March 2020, and 88.62% in December 2020, maintaining a sound funding position.

1 Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 1Q.2021
Banco Santander México

Net income

Banco Santander México reported 1Q21 net income of Ps.3,279 million, representing decreases of 39.4% YoY, and 40.2% QoQ, mainly due to higher provisions for loan losses and soft net interest income, partially offset, by fee income, market related income and austerity measures.

Net income statement
Million pesos				% Variation				% Variation
	1Q21	4Q20	1Q20	QoQ	YoY	3M21	3M20	21/20
Net interest income	15,585	16,272	16,896	(4.2)	(7.8)	15,585	16,896	(7.8)
Provisions for loan losses	(7,075)	(3,152)	(5,165)	124.5	37.0	(7,075)	(5,165)	37.0
Net interest income after provisions for loan losses	8,510	13,120	11,731	(35.1)	(27.5)	8,510	11,731	(27.5)
Commission and fee income, net	4,902	4,709	4,697	4.1	4.4	4,902	4,697	4.4
Net gain (loss) on financial assets and liabilities	1,398	723	883	93.4	58.3	1,398	883	58.3
Other operating income	(664)	(379)	(212)	75.2	—	(664)	(212)	—
Administrative and promotional expenses	(9,894)	(11,102)	(9,785)	(10.9)	1.1	(9,894)	(9,785)	1.1
Operating income	4,252	7,071	7,314	(39.9)	(41.9)	4,252	7,314	(41.9)
Equity in results of associated companies	77	79	4	(2.5)	—	77	4	—
Operating income before income taxes	4,329	7,150	7,318	(39.5)	(40.8)	4,329	7,318	(40.8)
Income taxes (net)	(1,050)	(1,670)	(1,904)	(37.1)	(44.9)	(1,050)	(1,904)	(44.9)
Net income	3,279	5,480	5,414	(40.2)	(39.4)	3,279	5,414	(39.4)
Effective tax rate (%)	24.26	23.36	26.02			24.26	26.02

1Q21 vs 1Q20

The 39.4% year-on-year decrease in net income was principally driven by:

i)	A 37.0%, or Ps.1,910 million, increase in provisions for loan losses, as some customers in the entertainment and retail sectors were affected by the COVID-19 pandemic context, although remaining current;

ii)	A 7.8%, or Ps.1,311 million, decrease in net interest income, reflecting lower interest rates along with lower balances within high margin segments of the loan portfolio, partially offset by lower interest expense for deposits during the quarter;

iii)	A Ps.452 million, increase in other operating expenses, mostly resulting from higher legal expenses and costs related to portfolio recoveries and lower profit from sale of foreclosed assets; and

iv)	A 1.1%, or Ps.109 million, increase in administrative and promotional expenses, mainly due to higher technology services expenses, depreciation and amortization and contributions to IPAB, partly offset by decreases in other expenses, taxes and duties, cash protection and promotional and advertising expenses.

Earnings Release | 1Q.2021
Banco Santander México

The decrease in net income was partially offset by:

i)	A 44.9%, or Ps.854 million, decrease in income taxes, which resulted in a 24.26% effective tax rate for the quarter, compared to 26.02% in 1Q20;

ii)	A 58.3%, or Ps.515 million, increase in net gains on financial assets and liabilities, due to the sale of certain securities;

iii)	A 4.4%, or Ps.205 million, increase in net commissions and fees, mainly due to increases in debit and credit card fees and insurance fees; and

i)	A Ps.73 million, increase in the results of associated companies due to the recognition of Elavon México investment.

Gross operating income

Banco Santander México’s gross operating income for 1Q21 totaled Ps.21,885 million, representing a decrease of 2.6% YoY, or Ps.591 million, and an increase of 0.8% QoQ, or Ps.181 million, due to a decline in net interest income, partially offset by higher market related income and an incipient recovery in fee income.

Gross operating income is broken down as follows.

Breakdown gross operating Income (%)
				Variation (bps)
	1Q21	4Q20	1Q20	QoQ	YoY
Net Interest Income	71.21	74.97	75.17	(376)	(396)
Net Commissions and Fees	22.40	21.70	20.90	70	150
Market related revenue	6.39	3.33	3.93	306	246
Gross Operating Income*	100.00	100.00	100.00

*Does not include other income

Return on average equity (ROAE)

ROAE for 1Q21 decreased 724 basis points to 8.24%, from 15.48% reported in 1Q20 and 649 basis points from 14.73% in 4Q20. The annual decrease is a consequence of the 13.2% YoY expansion in shareholders’ equity, reflecting the postponement of the dividend payment, along with the contraction of 39.4% YoY in net income.

Earnings Release | 1Q.2021
Banco Santander México

Strategic initiatives and commercial actions

Banco Santander Mexico’s strategy remains focused on becoming the best bank in customer experience through innovation and digitalization. Investments for the Bank’s operations will continue to be the reference in the market in value-added products and will continue improving the digital customer journeys and building ecosystems. Also, the Bank continues focused on strengthening the loyalty of active customers through cross-selling, improving customer service quality and increasing satisfaction levels by leveraging both the new tools and methodologies as well as enhancing operating processes.

The most relevant aspects of the first quarter are highlighted below:

➢	The Bank’s strategic priorities are complemented by a new range of products, which will allow to serve its customers more comprehensively.

▪	Santander Group strongly believes in the transformation of the collections and payments industry, reason why it created a global platform named "PagoNxt", which has as one of its pillars the acceptance of card payments under the global Getnet brand by Santander. As part of this initiative, the bank has been working on re-launching its merchant business through GetNet México, a business the bank formerly partnered with Elavon. With this, Mexico becomes the first country to launch the GetNet global payment platform developed jointly between Santander Mexico, Spain and Brazil, bringing best in class service to its customers and access to new payments solutions developed globally. The bank aims to provide the best collection solutions in the market. Currently, GetNet México is the second largest merchant in number of POS and affiliations in the market.

▪	The Bank launched a POS Expansion Plan seeking to double its SMEs customer base and become the reference for these solutions with customers and the market.

▪	Santander México and GetNet launched G Store, the first scheme in Mexico for an acquiring business to help entrepreneurs and SMEs to have online stores. It includes all the sales, collection and shipping processes, with the most competitive rate in the market and with the disbursement of the resources the day after. The bank expects to reach with this product 50 thousand entrepreneurs or SMEs during 2021.

▪	Santander México presented Sandi, the new Virtual Assistant available on SuperNet and soon in more channels. Sandi encourages self-service on digital channels by explaining more than 60 topics about daily operations, including credit and service payments, account statement downloads, card claims and blocking, Santander Plus and rewards, SuperToken issues, among others. This service is part of the bank’s developments to become the best bank in customer experience in Mexico through innovation.

▪	This quarter, Santander made an alliance with Honda, an automotive group that is positioned among the Top 10 brands in car sales, with +5% market share in the country. This, together with the alliances that the Bank has with Mazda, Tesla, Suzuki and Peugeot, has allowed it to grow the business organically and gain market share in this segment, reaching ~6% as of February (+ 476 bps YoY). In addition, the Bank seeks to at least double its market share in the next few years, with the goal of reaching its natural market share of 13% -13.5% in the mid-term.

▪	The Bank implemented the biometric validation with INE and RENAPO for the Super Auto credits from the origination in the automotive agencies.

▪	As part of the cross-selling actions, the Bank launched a Mortgage Substitution campaign aimed at nearly 10,000 payroll clients with a mortgage at another bank to change their mortgage to Santander. This offers also benefits clients with free appraisal and zero notary fees. If the customer joins Hipoteca Plus their interest rate can be as low as 7.75%.

▪	During the first quarter, the Bank launched three new investment funds were each one seeks to adapt to the profile of the client i) Elige Súper seeks to preserve capital in the short term ii) Elige Crecimiento seeks to preserve capital in 12 months iii) Elige Patrimonio seeks to preserve the capital in 18 months.

Earnings Release | 1Q.2021
Banco Santander México

▪	As part of this quarter's credit card actions to drive growth in the acquisition of new accounts, a new sales channel was opened through external agencies. In March, it reached 30 thousand new accounts per month, which represents a 22% increase compared with 2020’s monthly average.

▪	The consolidation of the Hipoteca Online digital platform continued, being the only platform in Mexico that connects all processes from end to end. In the quarter, the platform processed 84% of transactions digitally, which helped the Bank to achieve its second highest month in mortgage origination in March, along with Hipoteca Plus and Hipoteca Free. Santander is the only bank in Mexico that offers a tailored interest rate based on the client's profile. As a result, we are one of the top leading mortgage originators in the market.

▪	This quarter, under the adverse economic environment, the Bank saw a preference for liquidity in its customers. To address this, new products were launched, like effective investments in dollars and “inversiones cuponadas”, while debt funds and money market funds continued to be offered to customers with attractive special rates.

▪	The Bank launched a new campaign “Build your Kitchen Kit” (“Arma tu Kit de Cocina”), this will reward customers who open their account or increase their balance in demand deposits by Ps. 10,000 or more for three months, and they must have used our Digital Banking at least once a month. The campaign has the objective of increasing the opening of accounts and attracting additional deposits through a tangible incentive (a kit of kitchen accessories).

▪	As of March 2021, customers can buy an auto and motorcycle insurance within the SuperMovil app. With this new functionality, the range of products offered by the Bank to customers through digital channels continues increasing.

▪	During the quarter, constant improvements have been made and new functionalities have been integrated into the Supermovil app, mainly focused on fraud prevention, adding +30 new security improvements.

▪	The Bank continues to develop products with secure technologies for use in e-commerce: In February the Digital Debit Card was launched and as of March, 38,000 cards have been adopted, which represents 47% of the annual goal.

▪	The strategy for the adoption secure technology has been strengthened through campaigns and the use of Digital Credit Card, reaching a total adoption of 483 thousand Digital Cards (+ 150% YoY). Likewise, seasonal discounts were offered during the Holly Week when using the digital credit card with the Wallet application, seeking a greater conversion to digital channels. As of February 21, 48% of product sales were made through digital channels, compared to 30% a year ago.

Customers
(Thousands)				% Variation
	Mar-21	Dec-20	Mar-20	QoQ	YoY
Loyal Customers[1]	3,651	3,588	3,297	1.8	10.7
Digital Customers[2]	5,110	5,001	4,449	2.2	14.9
Mobile Customers[3]	4,824	4,685	4,108	3.0	17.4

1 Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

2 Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

3 Mobile customers = Clients using Supermóvil and/or Superwallet in the last 30 days.

Responsible Banking

Santander has a strong commitment to financial inclusion, poverty reduction, care for the environment and the comprehensive well-being of the communities in which it operates.

It has initiatives that promote education, entrepreneurship, gender equality and social well-being. In addition, it allocates a significant amount of human and material resources in support of these causes.

Earnings Release | 1Q.2021
Banco Santander México

The Bank seeks to become a leading participant in contributing to the progress of people and companies in Mexico and in the world. On this regard, it works on two main challenges: New Business Environment and Inclusive and Sustainable Growth.

The objective of the New Business Environment is for Santander employees to feel in a responsible, simple, diverse and inclusive work environment, where leadership and commitment follow the Simple, Personal and Fair culture, while designing products focused on the client.

The goal to achieve an Inclusive and Sustainable Growth aims to invest in the Bank’s community, financially empowering people, supporting higher education through scholarships and leaving a minimal environmental footprint while incentivizing ESG products across all business units.

In 2018, the Group defined eleven commitments to fulfill in the coming years. For more details, please visit the Responsible Banking section in the investor relations website.

As a result of these efforts, Banco Santander Mexico has achieved the following recognitions:

▪	Santander México is the only bank in the country included in the S&P “Sustainability Yearbook 2021”

▪	In 2021, Tuiio by Santander has been recognized as an outstanding practice to end poverty in Mexico within the study carried out by Mexico Global Compact, which pursue the 17 Sustainable Development Goals proposed by the 2030 Agenda of the United Nations

▪	In 2021, Laura Diez Barroso, Chairman of the Board of Directors of Santander México, was named as one of "The 100 most powerful women in business" by Expansión within the framework of International Women's Day. In addition, Mrs. Diez Barroso participated in the signing of the commitment of banking to reduce the gender gap in the financial system in Mexico

▪	In 2020, it was included in the Dow Jones Sustainability Indices for its outstanding performance in sustainability in Latin America

▪	Also in 2020, it was included as constituted on the new S&P/BMV Total Mexico ESG Index, that replaced the IPC Sustainability Index, of which the Bank was part for seven consecutive years since 2013

▪	Included on the FTSE4Good Index since 2018

▪	Santander Private Banking, Best Private Banking according to Euromoney since 2017

▪	Member of the United Nations Global Compact since 2012

▪	Santander Mexico holds an ISO 14001:2015 certification since 2004

▪	It has a Responsible Banking recognition since 2004 by ESR (Empresa Socialmente Responsible by its acronym in Spanish)

These indexes and recognitions evaluate the Bank’s performance across economic, environmental and social issues.

These are only some examples of the Bank’s effort to become a more responsible bank. For further information about Banco Santander México as a Responsible Bank go to:

https://servicios.santander.com.mx/comprometidos/eng/index.php

Earnings Release | 1Q.2021
Banco Santander México

IV. Analysis of 1Q21 Consolidated Results

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the loan portfolio showed a contraction in annual basis, reflecting the normalization of corporate balances after the significant increase during 1Q20 when corporates drew on their contingent credit lines to prepare themselves for the COVID-19 pandemic. Given the current economic environment and with an eye on maintaining healthy asset quality, the Bank continues focusing on more defensive segments, such as mortgages, payroll and auto loans.

Portfolio Breakdown
Million pesos				% Variation
	Mar-21	Dec-20	Mar-20	QoQ	YoY
Commercial	423,445	414,186	504,684	2.2	(16.1)
Middle-market	194,004	194,058	214,054	(0.0)	(9.4)
Corporates	70,857	71,641	122,347	(1.1)	(42.1)
SMEs	60,415	65,371	74,587	(7.6)	(19.0)
Government & Financial Entities	98,169	83,116	93,696	18.1	4.8

Individuals	290,544	288,583	271,125	0.7	7.2
Consumer	113,294	115,712	115,911	(2.1)	(2.3)
Credit cards	50,807	53,809	57,624	(5.6)	(11.8)
Other consumer	62,487	61,903	58,287	0.9	7.2
Mortgages	177,250	172,871	155,214	2.5	14.2
Total	713,989	702,769	775,809	1.6	(8.0)

Total loan portfolio declined 8.0% YoY, or Ps.61,820 million, to Ps.713,989 million in March 2021. On a sequential basis, total loan portfolio increased 1.6%, or Ps.11,220 million.

The commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 59.3% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 45.6% of the total. Middle-market, Corporate and SME loans represented 27.2%, 9.9% and 8.5% of the total loan portfolio, respectively.

The individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 40.7% of the total loan portfolio. Mortgage, consumer and credit card loans, represented 24.8%, 8.8% and 7.1% of the total loan portfolio, respectively.

Earnings Release | 1Q.2021
Banco Santander México

Loan portfolio breakdown
Million pesos
	Mar-21%		Dec-20%		Mar-20%
Performing loans
Commercial	416,942	58.4	407,941	58.0	498,956	64.3

Individuals	276,287	38.7	273,188	38.9	260,086	33.5
Consumer	107,758	15.1	108,173	15.4	111,592	14.4
Credit cards	47,641	6.7	49,793	7.1	55,236	7.1
Other consumer	60,117	8.4	58,380	8.3	56,356	7.3
Mortgages	168,529	23.6	165,015	23.5	148,494	19.1
Total performing loans	693,229	97.1	681,129	96.9	759,042	97.8

Non-performing loans
Commercial	6,503	0.9	6,245	0.9	5,728	0.7

Individuals	14,257	2.0	15,395	2.2	11,039	1.4
Consumer	5,536	0.8	7,539	1.1	4,319	0.6
Credit cards	3,166	0.4	4,016	0.6	2,388	0.3
Other consumer	2,370	0.3	3,523	0.5	1,931	0.2
Mortgages	8,721	1.2	7,856	1.1	6,720	0.9
Total non-performing loans	20,760	2.9	21,640	3.1	16,767	2.2

Total loan portfolio
Commercial	423,445	59.3	414,186	58.9	504,684	65.1

Individuals	290,544	40.7	288,583	41.1	271,125	34.9
Consumer	113,294	15.9	115,712	16.5	115,911	14.9
Credit cards	50,807	7.1	53,809	7.7	57,624	7.4
Other consumer	62,487	8.8	61,903	8.8	58,287	7.5
Mortgages	177,250	24.8	172,871	24.6	155,214	20.0
Total loan portfolio	713,989	100.0	702,769	100.0	775,809	100.0

As of March 2021, commercial loans decreased 16.1% YoY, driven by corporate, financial institutions, SMEs and middle-market loans, which decreased 42.1%, 38.3%, 19.0% and 9.4% YoY, respectively. Meanwhile, government entities loans increased 14.4% YoY. Sequentially, commercial loans increased 2.2%. The YoY decrease was mainly due to a higher base in March 2020, owing the significant increase in corporate balances when corporates drew on their contingent credit lines to prepare themselves for the COVID-19 pandemic.

Mortgage loans continued showing robust growth, increasing 14.2% YoY and 2.5% sequentially. The “Hipoteca Plus” product remains the main driver behind this strong performance, accounting for close to 50% of total mortgage origination in the quarter, which also helps the Bank to increase cross-selling of other products, mainly insurance and credit cards, supporting fee income growth and build customer loyalty. In addition, during the quarter the Bank launched a mortgage substitution campaign. The goal is to get payroll customers with a mortgage in another bank to bring it to the Bank honoring the interest rate, with no appraisal nor notary fees and a rate that can be as low as 7.75% if they join to the Hipoteca Plus offer. In addition, the digital onboarding platform for mortgages, “Hipoteca Online” has been essential during the COVID-19 pandemic and also helped driving originations. During the quarter, 75% of the mortgage operations were handled through this digital platform. However, the total mortgage loan portfolio is still affected by the run-off of acquired portfolios, excluding this effect, the mortgage portfolio would have increased 18.9% YoY, almost twice higher than average market growth.

It is worth noting that auto loans showed a solid performance, increasing 4.0x in March 2021 with respect to March 2020 and a 33.2% sequentially. This was a result of the “Super Auto Santander” product, together with several commercial alliances with strategic partners, the most recent being with Honda which is producing excellent results, in line with the strategy of positioning the Bank as a relevant player in automobile loans in Mexico. According to the last information published by CNBV, as of February 2021, market share in this business was 6.4% vs. 1.6% a year ago.

Credit card loans contracted 11.8% YoY and 5.6% QoQ, despite an average usage increase of 25% YoY and 28% QoQ, while, personal and payroll loans decreased 17.2% and 2.1% YoY, respectively, affected by weak demand and higher than normal charge-offs in the quarter.

Earnings Release | 1Q.2021
Banco Santander México

Total Deposits

Total deposits in March 2021 stood at Ps.767,628 million, a decrease of 5.3% YoY, after an abnormal growth during 1Q20, when corporates used their committed lines of credit and left that liquidity on the bank’s balance sheet. On a sequential basis, total deposits remained flat. Demand deposits reached Ps.538,629 million, increasing 1.4% YoY, while time deposits decreased 18.0% YoY, as lower interest rates made customers favor short term liquidity. In turn, demand deposits increased 4.1% sequentially while time deposits decreased 7.4% QoQ. Deposits from individuals expanded 11.1% YoY and from corporates contracted 12.0%. The increase in individual deposits was supported by the Bank’s continuous efforts to attract these types of deposits.

Earnings Release | 1Q.2021
Banco Santander México

Net interest income

Net interest income
Million pesos				% Variation				% Variation
	1Q21	4Q20	1Q20	QoQ	YoY	3M21	3M20	21/20
Interest on funds available	371	464	717	(20.0)	(48.3)	371	717	(48.3)
Interest on margin accounts	61	66	170	(7.6)	(64.1)	61	170	(64.1)
Interest and yield on securities	6,243	6,398	6,454	(2.4)	(3.3)	6,243	6,454	(3.3)
Interest and yield on loan portfolio – excluding credit cards	14,804	15,347	18,183	(3.5)	(18.6)	14,804	18,183	(18.6)
Interest and yield on loan portfolio related to credit cards	2,911	3,463	3,850	(15.9)	(24.4)	2,911	3,850	(24.4)
Commissions collected on loan originations	142	137	139	3.6	2.2	142	139	2.2
Interest and premium on sale and repurchase agreements and securities loans	567	666	1,334	(14.9)	(57.5)	567	1,334	(57.5)
Interest income	25,099	26,541	30,847	(5.4)	(18.6)	25,099	30,847	(18.6)

Daily average interest- earnings assets	1,410,705	1,445,013	1,240,567	(2.4)	13.7	1,410,705	1,240,567	13.7

Interest from customer deposits – demand deposits	(1,572)	(1,773)	(2,423)	(11.3)	(35.1)	(1,572)	(2,423)	(35.1)
Interest from customer deposits – time deposits	(2,352)	(2,626)	(4,421)	(10.4)	(46.8)	(2,352)	(4,421)	(46.8)
Interest from credit instruments issued	(1,233)	(1,268)	(799)	(2.8)	54.3	(1,233)	(799)	54.3
Interest on bank and other loans	(510)	(662)	(1,030)	(23.0)	(50.5)	(510)	(1,030)	(50.5)
Interest on subordinated capital notes	(419)	(422)	(413)	(0.7)	1.5	(419)	(413)	1.5
Interest and premium on sale and repurchase agreements and securities loans	(3,428)	(3,518)	(4,865)	(2.6)	(29.5)	(3,428)	(4,865)	(29.5)
Interest expense	(9,514)	(10,269)	(13,951)	(7.4)	(31.8)	(9,514)	(13,951)	(31.8)

Daily average interest-bearing liabilities	1,265,176	1,299,562	1,114,756	(2.6)	13.5	1,265,176	1,114,756	13.5

Net interest income	15,585	16,272	16,896	(4.2)	(7.8)	15,585	16,896	(7.8)

Net interest income in 1Q21 totaled Ps.15,585 million, decreasing 7.8% YoY, or Ps.1,311 million, and 4.2% QoQ, or Ps.687 million.

The 7.8% YoY decrease in net interest income resulted from the combination of:

i)	A 18.6%, or Ps.5,748 million, decrease in interest income, to Ps.25,099 million, which resulted from the combined effect of a 272 basis points decrease in the average interest rate received and a 13.7%, or Ps.170,138 million, increase in average interest-earning assets; and

ii)	A 31.8%, or Ps.4,437 million, decrease in interest expense, to Ps.9,514 million, stemming from a 194 basis points decrease in the average interest rate paid and a 13.5%, or Ps.150,420 million, increase in interest-bearing liabilities.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 1Q21, stood at 4.42%, compared to 5.45% in 1Q20 and 4.50% in 4Q20. The decrease in NIM mainly reflected lower interest rates along with lower balances within high-yield segments, partially offset by lower interest expenses for deposits during the quarter.

Earnings Release | 1Q.2021
Banco Santander México

Interest Income

Total average interest earning assets in 1Q21 amounted to Ps.1,410,705 million, increasing 13.7% YoY, or Ps.170,138 million, mainly driven by 45.6% growth, or Ps.160,654 million, in the average amount of investment in securities, by 68.1% growth, or Ps.46,007 million, in funds available, and by 14.4% growth, or Ps.3,504 million, in margin accounts, partly offset by a 2.9% decrease, or Ps.20,822 million, in the average loan portfolio, and by 25.7% decrease, or Ps.19,205 million, in repurchase agreements. Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	1Q20	2Q20	3Q20	4Q20	1Q21
Loan portfolio	58.2	53.9	51.6	49.2	49.7
Investment in securities	28.4	29.0	32.8	35.4	36.3
Funds available	5.4	8.2	8.4	8.8	8.1
Repurchase agreements	6.0	5.7	4.3	4.3	3.9
Margin accounts	2.0	3.3	3.0	2.3	2.0
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest income consists mainly of interest from the loan portfolio and commissions on loan originations, which in 1Q21 generated Ps.17,857 million and accounted for 71.1% of total interest income. The remaining interest income of Ps.7,242 million is broken down as follows: 24.9% from investment in securities, 2.3% from repurchase agreements, 1.5% from funds available, and 0.2% from margin accounts.

Interest income for 1Q21 decreased 18.6%, or Ps.5,748 million YoY, to Ps.25,099 million, reflecting lower interest income from total loan portfolio, repurchase agreements, funds available, investment in securities and margin accounts, which decreased 19.6%, or Ps.4,318 million, 57.5%, or Ps.767 million, 48.3%, or Ps.346 million, 3.3%, or Ps.211 million, and 64.1%, or 109 million, respectively.

The average interest yield on interest-earning assets in 1Q21 stood at 7.12%, decreasing 272 basis points from 9.84% in 1Q20. Sequentially, the average interest yield on interest-earning assets decreased 7 basis points from 7.19% in 4Q20.

In 1Q21, the average interest rate on the total loan portfolio stood at 10.10%, a decrease of 197 basis points YoY, reflecting lower interest rates and lower balances within high-yielding segments. Relative to 1Q20, the average reference rate (TIIE28) decreased by 297 basis points. The average interest rate on the credit card loan portfolio stood at 22.20%, a decrease of 362 basis points YoY, while the yield of consumer loans stood at 22.95%, a decrease of 322 basis points YoY, the rate on the commercial loan portfolio stood at 6.92%, a decrease of 249 basis points YoY and the yield of the mortgage loan portfolio stood at 9.49%, an increase of 13 basis points YoY. The average interest rate on the investment in securities portfolio stood at 4.87%, decreasing 238 basis points YoY.

Earnings Release | 1Q.2021
Banco Santander México

Interest income
Million Pesos	1Q21			1Q20			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Funds available	113,535	371	1.31	67,528	717	4.20	68.1	(48.3)	(289)
Margin accounts	27,821	61	0.88	24,317	170	2.77	14.4	(64.1)	(189)
Investment in securities	512,619	6,243	4.87	351,965	6,454	7.25	45.6	(3.3)	(238)
Loan portfolio	701,269	17,715	10.10	722,091	22,033	12.07	(2.9)	(19.6)	(197)
Commissions collected on loan originations	—	142	—	—	139	—	—	2.2	—
Sale and repurchase agreements and securities loans	55,461	567	4.09	74,666	1,334	7.07	(25.7)	(57.5)	(298)
Interest income	1,410,705	25,099	7.12	1,240,567	30,847	9.84	13.7	(18.6)	(272)

Interest income decline from the total loan portfolio was 19.6%, or Ps.4,318 million, which resulted from the combined effect of a 197 basis points decrease in the average interest rate, and a 2.9%, or Ps.20,822 million, decrease in average loan portfolio volume. The decrease in interest income from the loan portfolio resulted from the following YoY combined effects by product:

▪  Commercial: 8.8%, or Ps.39,892 million decrease, with a 6.92% interest yield, which decreased 249 bps;

▪  Credit Cards: 11.1%, or Ps.6,526 million decrease, with a 22.20% interest yield, which decreased 362 bps;

▪  Consumer: 7.3%, or Ps.4,172 million increase, with a 22.95% interest yield, which decreased 322 bps; and

▪	Mortgages: 14.1%, or Ps.21,424 million increase, with a 9.49% interest yield, which increased 13 bps.

Interest income from investment in securities decreased 3.3%, or Ps.211 million, which resulted from the combined effect of an increase of 45.6%, or Ps.160,654 million, in average volume, and a 238 basis points decrease in the average interest rate. Interest income from repurchase agreements decreased 57.5%, or Ps.767 million, which resulted from the decrease of 25.7%, or Ps.19,205 million, in average volume, and a 298 basis points decrease in the average interest rate.

Interest expense

Total average interest-bearing liabilities amounted to Ps.1,265,176 million, increasing 13.5%, or Ps.150,420 million YoY, and were driven by increases of 25.4%, or Ps.76,155 million, in repurchase agreements, 15.3%, or Ps.63,675 million, in demand deposits, 61.1%, or Ps.30,666 million, in credit instruments issued, and 1.8%, or Ps.458 million, in subordinated capital notes. These increases were partly offset by a 4.5%, or Ps.12,362 million, in time deposits, and a 16.1%, or Ps.8,172 million, in bank and other loans.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	1Q20	2Q20	3Q20	4Q20	1Q21

Earnings Release | 1Q.2021
Banco Santander México

Demand deposits	37.3	37.7	37.9	37.1	37.9
Sale and repurchase agreements and securities loans	26.9	21.6	24.8	28.6	29.7
Time deposits	24.4	25.4	24.4	21.9	20.5
Credit instruments issued	4.5	6.6	6.9	6.3	6.4
Bank and other loans	4.6	6.3	3.8	4.0	3.4
Subordinated capital notes	2.3	2.4	2.2	2.1	2.1
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 1Q21 amounted to Ps.3,924 million and Ps.3,428 million, respectively, accounting for 41.2% and 36.0% of interest expenses. The remaining Ps.2,162 million was paid as follows: 13.0% on credit instruments issued, 5.4% on bank and other loans, and 4.4% on subordinated debentures.

Interest expense for 1Q21 decreased 31.8% YoY, or Ps.4,437 million, to Ps.9,514 million, mainly driven by lower interest expenses on time deposits, repurchase agreements, demand deposits and bank and other loans.

The average interest rate on interest-bearing liabilities decreased 194 basis points to 3.01% in 1Q21. For 1Q21, the average interest rate on the main sources of funding decreased YoY as follows:

▪	324 basis points in bank and other loans, at an average interest rate paid of 4.78%;

▪	280 basis points in time deposits, at an average interest rate paid of 3.62%;

▪	277 basis points in repurchase agreements, at an average interest rate paid of 3.65%;

▪	99 basis points in demand deposits, at an average interest rate paid of 1.31%; and

▪	20 basis points in credit instruments issued, at an average interest rate paid of 6.10%.

Interest expense
Million pesos	1Q21			1Q20			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Demand deposits	479,667	1,572	1.31	415,992	2,423	2.30	15.3	(35.1)	(99)
Time deposits	259,851	2,352	3.62	272,213	4,421	6.42	(4.5)	(46.8)	(280)
Credit instruments issued	80,840	1,233	6.10	50,174	799	6.30	61.1	54.3	(20)
Bank and other loans	42,652	510	4.78	50,824	1,030	8.02	(16.1)	(50.5)	(324)
Subordinated capital notes	26,442	419	6.34	25,984	413	6.29	1.8	1.5	5
Sale and repurchase agreements and securities loans	375,724	3,428	3.65	299,569	4,865	6.42	25.4	(29.5)	(277)
Interest expense	1,265,176	9,514	3.01	1,114,756	13,951	4.95	13.5	(31.8)	(194)

Earnings Release | 1Q.2021
Banco Santander México

Increases in retail deposits continue to reflect the Bank’s focus on driving profitability with a higher reliance on retail deposits. The average balance of demand deposits increased 15.3% YoY, while the average balance of time deposits contracted 4.5% YoY. Interest paid on demand deposits decreased 35.1% YoY, and interest paid on time deposits decreased 46.8% YoY.

Provisions for loan losses and asset quality

During 1Q21, provisions for loan losses amounted to Ps.7,075 million, which represented an increase of 37.0%, or Ps.1,910 million, YoY, and an increase of 124.5%, or Ps.3,923 million, on a sequential basis, as some customers in the entertainment and retail sectors were affected by the COVID-19 pandemic context, although remaining current. The sequential increase also was attributed to a lower base in 4Q20, due to portfolio recoveries and the usage of a portion of the anticipated provisions made in 2Q20.

Loan Loss Reserves

(million pesos)

+37.0%
8,350
7,075
5,165
4,596
3,152
+124.5%
3.14%
3.13%
2.89%
3.15%
2.65%
1Q20
2Q20
3Q20
4Q20
1Q21
Cost of risk¹

Loan Loss Reserves
Million pesos				% Variation
	1Q21	4Q20	1Q20	QoQ	YoY
Commercial	3,414	1,062	784	—	—
Consumer	3,120	2,742	3,171	13.8	(1.6)
Mortgages	542	(652)	1,210	—	(55.3)
Total	7,075	3,152	5,165	124.5	37.0

Cost of Risk (%)
				Variation (bps)
	1Q21	4Q20	1Q20	QoQ	YoY
Commercial	1.85	1.27	1.10	58	75
Consumer	11.58	11.55	10.55	3	103
Mortgages	0.90	1.35	1.23	(45)	(33)
Total	3.15	2.89	2.65	26	50

Non-performing loans as of March 2021 increased Ps.3,993 million YoY, or 23.8%, to Ps.20,760 million, and decreased Ps.880 million, or 4.1% on a sequential basis. The YoY increase in non-performing loans was due to increases of 29.8%, or Ps.2,001 million, in mortgage loans, 28.2%, or Ps.1,217 million, in consumer loans (including credit cards) and 13.5%, or Ps.775 million, in commercial loans.

NPL ratio for the consumer loan portfolio (including credit cards) increased 116 basis point YoY and decreased 163 basis points QoQ. Mortgage loans NPL ratio increased 59 basis points YoY and 38 basis points sequentially. At the same time, commercial loans NPL ratio increased 41 basis point YoY and 3 basis points sequentially. While SMEs loans NPL ratio increased 220 basis points YoY and decreased 40 basis points sequentially, further affected by the economic environment. Commercial loans, excluding SMEs loans, NPL ratio increased 11 basis points YoY and 19 basis points sequentially.

The breakdown of the non-performing loan portfolio is as follows: mortgage loans 42.0%, commercial loans 31.3% and consumer loans (including credit cards) 26.7%.

Earnings Release | 1Q.2021
Banco Santander México

Non-Performing loan ratio (%)
				Variation (bps)
	Mar-21	Dec-20	Mar-20	QoQ	YoY
Commercial	1.54	1.51	1.13	3	41
SMEs	4.81	5.21	2.61	(40)	220
Others	1.00	0.81	0.89	19	11

Individuals
Consumer	4.89	6.52	3.73	(163)	116
Credit Card	6.23	7.46	4.14	(123)	209
Other consumer	3.79	5.69	3.31	(190)	48
Mortgages	4.92	4.54	4.33	38	59
Total	2.91	3.08	2.16	(17)	75

The aforementioned variations in non-performing loans led to an NPL ratio of 2.91% in March 2021, increasing 75 basis points from 2.16% in March 2020 and decreasing 17 basis points compared to the 3.08% reported in December 2020, reflecting Ps.3.8 billion charge-offs made during the quarter, mostly related to the credit card, consumer and SMEs portfolios. This higher charge-offs are the product of the non-performing portfolios originated from the payment holiday program that ended in 3Q20.

Finally, the coverage ratio for March 2021 stood at 120.12%, decreasing from 135.17% in March 2020 and an increase 116.87% in December 2020.

Earnings Release | 1Q.2021
Banco Santander México

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	1Q21	4Q20	1Q20	QoQ	YoY	3M21	3M20	21/20
Commission and fee income
Debit and credit card	2,235	2,336	2,276	(4.3)	(1.8)	2,235	2,276	(1.8)
Account management	650	640	648	1.6	0.3	650	648	0.3
Collection services	592	480	596	23.3	(0.7)	592	596	(0.7)
Investment funds	414	414	394	0.0	5.1	414	394	5.1
Insurance	1,285	1,378	1,231	(6.7)	4.4	1,285	1,231	4.4
Purchase-sale of securities and money market transactions	238	233	249	2.1	(4.4)	238	249	(4.4)
Checks trading	42	48	53	(12.5)	(20.8)	42	53	(20.8)
Foreign trade	394	269	399	46.5	(1.3)	394	399	(1.3)
Financial advisory services	435	198	436	119.7	(0.2)	435	436	(0.2)
Other	250	205	226	22.0	10.6	250	226	10.6
Total	6,535	6,201	6,508	5.4	0.4	6,535	6,508	0.4

Commission and fee expense
Debit and credit card	(785)	(747)	(995)	5.1	(21.1)	(785)	(995)	(21.1)
Insurance	(37)	(18)	(32)	105.6	15.6	(37)	(32)	15.6
Purchase-sale of securities and money market transactions	(42)	(38)	(39)	10.5	7.7	(42)	(39)	7.7
Checks trading	(11)	(12)	(11)	(8.3)	0.0	(11)	(11)	0.0
Financial advisory services	(7)	(8)	(1)	(12.5)	—	(7)	(1)	—
Bank Correspondents	(216)	(232)	(208)	(6.9)	3.8	(216)	(208)	3.8
Other	(535)	(437)	(525)	22.4	1.9	(535)	(525)	1.9
Total	(1,633)	(1,492)	(1,811)	9.5	(9.8)	(1,633)	(1,811)	(9.8)

Commission and fee income, net
Debit and credit card	1,450	1,589	1,281	(8.7)	13.2	1,450	1,281	13.2
Account management	650	640	648	1.6	0.3	650	648	0.3
Collection services	592	480	596	23.3	(0.7)	592	596	(0.7)
Investment funds	414	414	394	0.0	5.1	414	394	5.1
Insurance	1,248	1,360	1,199	(8.2)	4.1	1,248	1,199	4.1
Purchase-sale of securities and money market transactions	196	195	210	0.5	(6.7)	196	210	(6.7)
Checks trading	31	36	42	(13.9)	(26.2)	31	42	(26.2)
Foreign trade	394	269	399	46.5	(1.3)	394	399	(1.3)
Financial advisory services	428	190	435	125.3	(1.6)	428	435	(1.6)
Bank Correspondents	(216)	(232)	(208)	(6.9)	3.8	(216)	(208)	3.8
Other	(285)	(232)	(299)	22.8	(4.7)	(285)	(299)	(4.7)

Total	4,902	4,709	4,697	4.1	4.4	4,902	4,697	4.4

In 1Q21, net commission and fee income totaled Ps.4,902 million, increasing 4.4% YoY, or Ps.205 million, and 4.1%, or Ps.193 million, QoQ. Commission and fee income increased 0.4% YoY, or Ps.27 million, to Ps.6,535 million in 1Q21, while commission and fee expense decreased 9.8% YoY, or Ps.178 million, to Ps.1,633 million in 1Q21.

The main contributors to net commissions and fees were credit and debit card fees, which accounted for 29.6% of the total, followed by insurance fees, account management and collection services fees, which accounted for 25.5%, 13.3% and 12.1% of total commissions and fees, respectively.

Earnings Release | 1Q.2021
Banco Santander México

Net commissions and fees
Breakdown (%)
	1Q21	4Q20	1Q20
Credit cards	29.6	33.7	27.3
Insurance	25.5	28.9	25.5
Account management	13.3	13.6	13.8
Collection services	12.1	10.2	12.7
Financial advisory services	8.7	4.0	9.3
Investment funds	8.4	8.8	8.4
Foreign trade	8.0	5.7	8.5
Purchase-sale of securities and money market transactions	4.0	4.1	4.5
Checks trading	0.6	0.8	0.9
Bank correspondents	(4.4)	(4.9)	(4.5)
Other	(5.8)	(4.9)	(6.4)
Total	100.0	100.0	100.0

Net commissions and fees were up 4.4% YoY in 1Q21, mostly as a result of:

i)	A 13.2%, or Ps.169 million, increase in debit and credit card fees, due to an increase in credit card transactions, as the economy starts to rebound; and

ii)	A 4.1%, or Ps.49 million, increase in insurance fees, driven by continued strong origination in mortgage loans, the “Autocompara program” and commercial efforts.

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation				% Variation
	1Q21	4Q20	1Q20	QoQ	YoY	3M21	3M20	21/20
Valuation
Foreign exchange	(1,218)	(3,642)	2,742	(66.6)	(144.4)	(1,218)	2,742	(144.4)
Derivatives	2,999	(1,457)	2,844	—	5.5	2,999	2,844	5.5
Equity securities	(73)	163	(921)	(144.8)	(92.1)	(73)	(921)	(92.1)
Debt instruments	(4,895)	646	555	—	—	(4,895)	555	—
Valuation result	(3,187)	(4,290)	5,220	(25.7)	—	(3,187)	5,220	—

Purchase / sale of securities
Foreign exchange	2,301	4,811	(4,132)	(52.2)	—	2,301	(4,132)	—
Derivatives	1,180	89	(849)	—	—	1,180	(849)	—
Equity securities	166	101	(75)	64.4	—	166	(75)	—
Debt instruments	938	12	719	—	30.5	938	719	30.5
Purchase -sale result	4,585	5,013	(4,337)	(8.5)	—	4,585	(4,337)	—

Total	1,398	723	883	93.4	58.3	1,398	883	58.3

Earnings Release | 1Q.2021
Banco Santander México

In 1Q21, Banco Santander México reported a Ps.1,398 million net gain from financial assets and liabilities, which compares with a gain of Ps.883 million in 1Q20 and a gain of Ps.723 million in 4Q20.

The Ps.1,398 million net gain from financial assets and liabilities in the quarter is mostly a result of:

i)	A Ps.4,585 million purchase-sale gain related to gains of Ps.2,301 million, Ps.1,180 million, Ps.938 million and Ps.166 million in foreign exchange, derivative instruments, debt instruments and equity securities, respectively; and

ii)	A Ps.3,187 million valuation loss, which resulted from losses of Ps.4,895 million, Ps.1,218 million and Ps.73 million in debt instruments, foreign exchange and equity securities, respectively. These losses were partly offset by a gain of Ps.2,999 million in derivative instruments.

Other operating expense

Other operating expense
Million pesos				% Variation				% Variation
	1Q21	4Q20	1Q120	QoQ	YoY	3M21	3M20	21/20

Cancellation of liabilities and reserves	90	457	96	(80.3)	(6.3)	90	96	(6.3)
Interest on personnel loans	47	48	73	(2.1)	(35.6)	47	73	(35.6)
Allowance for losses on foreclosed assets	(7)	(12)	(5)	(41.7)	40.0	(7)	(5)	40.0
Profit from sale of foreclosed assets	103	17	275	—	(62.5)	103	275	(62.5)
Technical advisory and technology services	17	(4)	21	—	(19.0)	17	21	(19.0)
Portfolio recovery legal expenses and costs	(352)	(238)	(122)	47.9	—	(352)	(122)	—
Premiums paid on guarantees for SMEs loans portfolio	(321)	(429)	(298)	(25.2)	7.7	(321)	(298)	7.7
Write-offs and bankruptcies	(251)	(111)	(236)	126.1	6.4	(251)	(236)	6.4
Provision for legal and tax contingencies	(54)	(75)	(91)	(28.0)	(40.7)	(54)	(91)	(40.7)
Others	64	(32)	75	—	(14.7)	64	75	(14.7)

Total	(664)	(379)	(212)	75.2	—	(664)	(212)	—

Other operating expenses in 1Q21 totaled Ps.664 million, higher from Ps.212 million in 1Q20 and Ps.379 million reported in 4Q20.

The Ps.452 million, YoY increase, in other operating expenses in 1Q21 was mainly driven by higher legal expenses and costs related to portfolio recoveries of Ps.230 million and lower profit from sale of foreclosed assets of 62.5%, or Ps.172 million.

Earnings Release | 1Q.2021
Banco Santander México

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs, such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and a long-term incentive plan for the Bank’s executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services, and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% Variation				% Variation
	1Q21	4Q20	1Q20	QoQ	YoY	3M21	3M20	21/20
Salaries and employee benefits	3,938	4,024	3,922	(2.1)	0.4	3,938	3,922	0.4
Credit card operation	52	41	49	26.8	6.1	52	49	6.1
Professional fees	185	421	162	(56.1)	14.2	185	162	14.2
Leasehold	620	646	650	(4.0)	(4.6)	620	650	(4.6)
Promotional and advertising expenses	147	159	215	(7.5)	(31.6)	147	215	(31.6)
Taxes and duties	588	705	699	(16.6)	(15.9)	588	699	(15.9)
Technology services (IT)	1,297	1,743	1,025	(25.6)	26.5	1,297	1,025	26.5
Depreciation and amortization	1,182	1,161	1,015	1.8	16.5	1,182	1,015	16.5
Contributions to IPAB	938	976	834	(3.9)	12.5	938	834	12.5
Cash protection	289	265	360	9.1	(19.7)	289	360	(19.7)
Others	658	961	854	(31.5)	(23.0)	658	854	(23.0)

Total	9,894	11,102	9,785	(10.9)	1.1	9,894	9,785	1.1

Banco Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	1Q21	4Q20	1Q20
Personnel	39.8	36.2	40.1
Technology services (IT)	13.1	15.7	10.5
Depreciation and amortization	11.9	10.5	10.4
IPAB	9.5	8.8	8.5
Others	6.7	8.6	8.7
Leasehold	6.3	5.8	6.6
Taxes and duties	5.9	6.4	7.1
Cash protection	2.9	2.4	3.7
Professional fees	1.9	3.8	1.7
Promotional and advertising expenses	1.5	1.4	2.2
Credit card operation	0.5	0.4	0.5
Total	100.0	100.0	100.0

Administrative and promotional expenses in 1Q21 totaled Ps.9,894 million, compared to Ps.9,785 million in 1Q20 and Ps.11,102 million in 4Q20, increasing 1.1% YoY, and decreasing 10.9% QoQ.

Earnings Release | 1Q.2021
Banco Santander México

The 1.1%, or Ps.109 million, YoY increase in administrative and promotional expenses was mainly due to the following increases:

i)	26.5%, or Ps.272 million, in technology services, as the Bank continues migrating its operations to the cloud, enhancing the ATM software, and reinforcing cybersecurity tools, among other technology investments;

ii)	16.5%, or Ps.167 million, in depreciations and amortizations, mainly related to the Bank’s strategic initiatives; and

iii)	12.5%, or Ps.104 million, in contributions to IPAB.

These increases were partly offset by the following decreases:

i)	23.0%, or Ps.196 million, in other expenses;

ii)	15.9%, or Ps.111 million, in taxes and duties;

iii)	19.7%, or Ps.71 million, in cash protection; and

iv)	31.6%, or Ps.68 million, in Promotional and advertising expenses.

The efficiency ratio for the quarter increased 267 basis points YoY and decreased 544 basis points QoQ to 46.62%.

The recurrence ratio for 1Q21 was 49.55%, up from 48.00% in 1Q20 and 42.42% reported in 4Q20.

Efficiency[1]
+267bps
-544bps
43.95%
40.71%
48.14%
52.06%
46.62%
1Q20
2Q20
3Q20
4Q20
1Q21

[1] Quarterly = Annualized opex (1Q21*4) as percentage of annualized income before opex - net of allowances (1Q21*4).

Profit before taxes

Profit before taxes in 1Q21 was Ps.4,329 million, reflecting decreases of 40.8%, or Ps.2,989 million, YoY, and 39.5%, or Ps.2,821 million, QoQ.

Earnings Release | 1Q.2021
Banco Santander México

Income taxes

In 1Q21, Banco Santander México reported a tax expense of Ps.1,050 million compared to Ps.1,904 million in 1Q20 and Ps.1,670 million in 4Q20. The effective tax rate for the quarter was 24.26%, compared to 26.02% reported in 1Q20 and 23.36% in 4Q20.

Capitalization and liquidity

Capitalization
Million pesos	Mar-21	Dec-20	Mar-20
CET1	114,711	114,306	90,288
Tier 1	124,926	124,255	102,020
Tier 2	27,855	27,203	30,487
Total Capital	152,782	151,458	132,507

Risk-weighted assets
Credit risk	526,922	540,191	539,806
Credit, market and operational risk	774,368	796,836	816,199

Credit risk ratios:
CET1 (%)	21.77	21.16	16.73
Tier 1 (%)	23.71	23.00	18.90
Tier 2 (%)	5.29	5.04	5.65
Capitalization ratio (%)	29.00	28.04	24.55

Total capital ratios:
CET1 (%)	14.81	14.35	11.06
Tier 1 (%)	16.13	15.59	12.50
Tier 2 (%)	3.60	3.42	3.73
Capitalization ratio (%)	19.73	19.01	16.23

Banco Santander México’s capital ratio at March 2021 was 19.73%, compared to 16.23% and 19.01% at March 2020 and December 2020, respectively. The 19.73% capital ratio was comprised of 14.81% of fundamental capital (CET1), 1.32% of additional capital (AT1), and 3.60% of complementary capital (Tier 2). Both CET1 and total capital ratio are the highest the Bank has had since becoming a public company, reflecting the postponement of the dividend payment, as recommended by the CNBV in March 2020.

As of February 2021, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and the Bank remains in this category per the preliminary results dated March 31st, 2021, which is the most recent available analysis.

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 1Q21 was 316.00%, which compares to 124.99% in 1Q20 and 312.98% in 4Q20. (Please refer to note 24 of this report).

Earnings Release | 1Q.2021
Banco Santander México

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14, 2016, the leverage ratio was 7.61% for March 2021, 7.39% for December 2020, 6.82% for September 2020, 6.53% for June 2020 and 6.53% for March 2020.

This ratio is defined by regulators and is calculated by dividing core capital (according to Article 2 Bis 6 (CUB)) by adjusted assets (according to Article 1, II (CUB)).

V. Relevant Events, Transactions and Activities

Relevant Events

General Extraordinary Shareholders’ Meetings

On April 20, 2021 Banco Santander México held its General Extraordinary Shareholders’ Meeting, and approved the issuance of Capital Instruments up to an amount of USD $700 million. The issuance date and all the characteristics of the instrument may be modified as required by the financial authorities and considering the market conditions.

Call to the Annual General Ordinary and Special Shareholders’ Meetings

On March 26, 2021 Banco Santander México called to its Annual General Ordinary and Special Shareholders’ Meetings to be held on April 29, 2021 at which, among other items, the integration of the Board of Directors will be agreed.

Banco Santander, S.A., announced its intention to acquire the remaining 8.3% minority interests in Banco Santander Mexico

On March 26, 2021 Banco Santander, S.A., majority shareholder of Grupo Financiero Santander México, S.A de C.V., the controlling shareholder of Banco Santander México, announced its intention of making a cash offer to acquire all of the Bank’s shares that it does not already owns, representing up to approximately 8.3% of Banco Santander México’s share capital and to proceed with delisting of shares. The offer is expected to be launched and settled in the second and third quarters of this year and is subject to customary conditions, including obtaining regulatory authorizations.

Structural changes aligned with its strategic objectives

On March 05, 2021 Banco Santander México announced changes to its corporate structure aligned with its strategic objectives. In light of this, the Deputy General Director of Retail’s role, served by Pablo Elek Hansberg, was eliminated and the responsibilities of this role were restructured as follows: the distribution areas of the Deputy General Director of Retail and Banking of Companies and Institutions are now led by Fernando Quesada Gómez and the areas corresponding to products and customer experiences are led by the Deputy General of Management and Business Strategy, Alejandro Cecchi González.

Banco Santander México included in the “Sustainability Yearbook 2021” of S&P Global

On February 17, 2021 Banco Santander México announced that it was the only Mexican bank included in the “Sustainability Yearbook 2021” of S&P Global, due to the advancement of its environmental, social and corporate governance (“ESG”) practices. Additionally, it was named an “Industry Mover” for exceeding last year’s score and for showing the strongest improvement in ESG matters in the financial sector.

For the 2021 yearbook, which is the most important of its kind on a global level, 7,032 businesses in 61 industries around the world were selected and evaluated, but only 631 companies were included in the yearbook, of which only 6 were Mexican businesses in different industries.

Earnings Release | 1Q.2021
Banco Santander México

Resolution of the Federal Economic Competition Commission regarding alleged participation in monopolistic practices

On January 25, 2021 Banco Santander México announced the resolution of the Federal Economic Competition Commission (COFECE), with respect to regarding alleged participation in monopolistic practices. The decision of the COFECE to fine, for a total of Ps.28.8 million, seven banks (with Ps.0.6 million of the fine corresponding to Banco Santander México), for allegedly participating in monopolistic practices in the secondary markets for government bonds, the Bank does not accept these allegations nor admit fault and will appeal to federal courts in order to legally dispute these allegations.

Relevant Transactions

The strategy of leverage the synergy between the Bank’s different business lines is reflected in the following operations that were closed this quarter with the collaboration between the Corporate and Investment Banking (SCIB) and the Banking of Companies and Institutions.

▪	FIBRA SOMA Offering

Santander México, through its brokerage house, Casa de Bolsa Santander, participated as Lead Manager and Lead Broker in the initial public offering of certificados bursátiles fiduciarios inmobiliarios of Grupo Sordo Madaleno, “Fibra SOMA”, for an amount of Ps.6,769 million. Grupo Sordo Madaleno is a premier real estate development firm, which operates large shopping centers in the country.

Banco Santander México also participated as Sole Bookrunner & Lead Arranger Structuring Bank and Agent in the syndicated loan of FIBRA SOMA for a total amount of Ps.4,250 million with a 36-months term divided into three tranches which destination was the payment of costs and expenses related to the public offering.

▪	Traxión Syndicated Loan

Banco Santander México participated as Mandated Lead Arranger in a syndicated loan for Grupo Traxion, S.A.B. de C.V. for an amount of Ps.3,500 million with a five-year term. The Bank participated with Ps.1,050 million of the total amount. Traxion is a leading company in the distribution, logistics and ground transportation industry in the country.

In line with the Bank’s strategic objective of offering the best in class service to its customers as well as access to new payments solutions, the GetNet global payment platform has contributed to accomplish the following important agreements:

▪	Soriana

Banco Santander México signed a campaign agreement with Tiendas Soriana S.A. de C.V. to offer a package of merchant acquiring business and transactional services with benefits and special conditions to its more than three thousand retailers SMEs.

▪	Arca Continental

Banco Santander México signed the first merchant acquiring business program with the aggregation mechanism to more than 20 thousand retailers assisted by Arca Continental S.A.B. de C.V.

VI. Awards and Recognitions

Santander Private Banking Mexico, named "Best Private Bank" according to Euromoney magazine

On February 10, 2021 Santander Private Banking Mexico was recognized for fourth consecutive year as "Best Private Bank on Mexico" by the prestigious Euromoney magazine. This year the Bank was also recognized as the “Best Bank for Ulta-High-Net-Worth Customers” in Mexico.

Euromoney magazine, founded in 1969, is recognized worldwide as a leader in international banking and financial news. The Euromoney Awards on their 18th edition, valued the private banking business and are based on the result of a voting among more than 2,000 financial and banking sector entities, such as banks, fund managers and family offices.

Earnings Release | 1Q.2021
Banco Santander México

VII. Credit Ratings

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	Baa1

Short term	F2	P-2

Local currency
Long term	BBB+	Baa1

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb-	N/A

Support	2	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A3 (cr)

Short Term	N/A	P-2 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Negative	Negative

International Issuances

Tier 2 Subordinated Capital Notes due 2028	BBB-	Baa3 (hyb)

Long Term Senior Unsecured Global Notes due 2025	BBB+	Baa1

Long Term Senior Unsecured Global Notes due 2022	BBB+	Baa1

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)
Local currency
Long term	N/A	Ba1(hyb)
National scale
Long term	N/A	A1.mx (hyb)

Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Earnings Release | 1Q.2021
Banco Santander México

Santander Inclusión Financiera	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Notes:

▪     BCA = Baseline Credit Assessment

▪     SR = Support Rating

▪     VR = Viability Rating

▪     SCP = Standalone Credit Profile

▪     CR= Counterparty Risk Assessments

N/A = Not applicable

VIII. 1Q21 Earnings Call Dial-In Information

Date:	Thursday, April, 29th, 2021
Time:	9:00 a.m. (MCT); 10:00 a.m. (US ET)
Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	http://public.viavid.com/index.php?id=144457
Replay:	Starting: Thursday, April 29th, 2021 at 1:00 p.m. (US ET)
Ending: Thursday, May 6th, 2021 at 11:59 p.m. (US ET)
ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13718888

IX. Analyst Coverage

Bank of America Merrill Lynch, Barclays, BBVA, BTG Pactual, Citi, Credit Suisse, Goldman Sachs, GBM, HSBC, Invex, Itaú, JP Morgan, Morgan Stanley, Nau Securities, Signum Research, Scotiabank, UBS and Intercam.

https://www.santander.com.mx/ir/cobertura/

Santander México is covered by the above investment banks and research firms. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by the research analysts of these firms reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

Earnings Release | 1Q.2021
Banco Santander México

X. Definition of Ratios

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 1Q21*4

•	Average figures are calculated using 1Q20 and 1Q21

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31st, 2021, Banco Santander México had total assets of Ps.1,748 billion under Mexican Banking GAAP and more than 19.0 million customers. Headquartered in Mexico City, the Company operates 1,352 branches and offices nationwide and has a total of 22,280 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.20.4400

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

Earnings Release | 1Q.2021
Banco Santander México

LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

Earnings Release | 1Q.2021
Banco Santander México

XI. Consolidated Financial Statements

Banco Santander México

▪  Consolidated balance sheet

▪  Consolidated statement income

▪  Consolidated statement of changes in stockholders’ equity

▪  Consolidated statement of cash flows

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 1Q.2021
Banco Santander México

Consolidated balance sheet
Million pesos
	2021	2020
	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	97,483	94,802	83,502	85,658	113,427

Margin accounts	4,017	4,122	3,876	4,638	4,929

Investment in securities	558,857	575,415	552,369	540,938	368,394
Trading securities	204,194	208,089	173,679	175,739	116,232
Securities available for sale	343,332	356,039	367,422	353,978	241,000
Securities held to maturity	11,331	11,287	11,268	11,221	11,162

Debtors under sale and repurchase agreements	47,713	62,294	21,813	36,848	66,147

Derivatives	228,247	304,687	324,984	385,504	346,921
Trading purposes	218,097	296,381	315,071	376,412	334,082
Hedging purposes	10,150	8,306	9,913	9,092	12,839

Valuation adjustment for hedged financial assets	167	281	371	421	264

Performing loan portfolio
Commercial loans	416,942	407,941	451,752	472,748	498,956
Commercial or business activity	318,773	324,825	360,463	384,891	405,260
Financial entities loans	10,549	10,082	11,020	13,083	17,103
Government entities loans	87,620	73,034	80,269	74,774	76,593
Consumer loans	107,758	108,173	110,421	108,292	111,592
Mortgage loans	168,529	165,015	157,765	151,335	148,494
Medium and residential	157,642	153,753	145,627	138,919	135,594
Social interest	6	6	8	24	29
Credits acquired from Infonavit or Fovissste	10,881	11,256	12,130	12,392	12,871
Total performing loan portfolio	693,229	681,129	719,938	732,375	759,042

Non-performing loan portfolio
Commercial loans	6,503	6,245	5,783	6,700	5,728
Commercial or business activity	6,503	6,245	5,781	6,698	5,728
Financial entities loans	0	0	2	2	0
Consumer loans	5,536	7,539	2,637	4,700	4,319
Mortgage loans	8,721	7,856	6,972	7,444	6,720
Medium and residential	6,805	6,079	5,516	5,864	5,095
Social interest	9	10	18	5	3
Credits acquired from Infonavit or Fovissste	1,907	1,767	1,438	1,575	1,622
Total non-performing portfolio	20,760	21,640	15,392	18,844	16,767
Total loan portfolio	713,989	702,769	735,330	751,219	775,809

Allowance for loan losses	(24,937)	(25,291)	(25,850)	(26,157)	(22,664)
Loan portfolio (net)	689,052	677,478	709,480	725,062	753,145

Accrued income receivable from securitization transactions	151	160	158	155	154
Other receivables (net)	78,686	93,628	119,989	107,968	106,093
Foreclosed assets (net)	92	135	119	136	155
Property, furniture and fixtures (net)	12,045	12,376	10,746	10,185	10,343
Long-term investment in shares	1,168	1,091	1,012	913	359
Deferred taxes and deferred profit sharing (net)	19,675	19,225	20,766	21,560	21,849
Deferred charges, advance payments and intangibles	10,903	10,477	9,459	9,324	9,991
Other	42	42	40	40	39

Total assets	1,748,298	1,856,213	1,858,684	1,929,350	1,802,210

Earnings Release | 1Q.2021
Banco Santander México

Consolidated balance sheet
Million pesos
	2021	2020
	Mar	Dec	Sep	Jun	Mar
Liabilities
Deposits	848,345	845,107	862,618	880,490	861,518
Demand deposits	536,791	515,449	507,949	506,332	529,554
Time deposits – general public	183,904	195,736	199,815	223,703	216,206
Time deposits – money market	45,094	51,467	63,483	58,072	63,040
Credit instruments issued	80,718	80,663	89,634	90,750	51,178
Global Account uptake without movements	1,838	1,792	1,737	1,633	1,540

Bank and other loans	42,825	47,876	45,252	73,378	40,595
Demand loans	10,960	5,425	2,349	30,459	275
Short-term loans	17,793	18,338	18,904	18,972	16,973
Long-term loans	14,072	24,113	23,999	23,947	23,347

Creditors under sale and repurchase agreements	295,632	335,429	282,666	267,962	234,582
Collateral sold or pledged as guarantee	20,952	15,610	14,260	15,411	10,209
Repurchase	414	347	748	999	2,392
Securities loans	20,538	15,263	13,512	14,412	7,817

Derivatives	223,898	305,465	332,882	399,025	361,310
Trading purposes	211,768	286,511	308,571	371,702	336,580
Hedging purposes	12,130	18,954	24,311	27,323	24,730

Valuation adjustment of financial liabilities hedging	0	0	2	4	3

Other payables	119,429	111,181	129,664	104,481	110,432
Employee profit sharing payable	437	359	279	226	424
Creditors from settlement of transactions	49,320	39,945	57,490	38,272	44,548
Payable for margin accounts	180	5	27	109	627
Payable for cash collateral received	18,883	23,053	24,917	26,471	23,230
Sundry creditors and other payables	50,609	47,819	46,951	39,403	41,603

Subordinated credit notes	36,757	36,182	39,814	41,957	42,218

Deferred revenues and other advances	806	492	51	106	302

Total liabilities	1,588,644	1,697,342	1,707,209	1,782,814	1,661,169

Paid-in capital	34,976	34,933	35,030	34,977	34,917
Capital stock	29,799	29,799	29,799	29,799	29,799
Share premium	5,177	5,134	5,231	5,178	5,118

Other capital	124,678	123,938	116,445	111,559	106,124
Capital reserves	25,446	25,446	25,446	25,446	23,845
Retained earnings	96,673	76,672	76,837	77,013	78,802
Result from valuation of available for sale securities, net	563	3,632	1,276	1,516	(467)
Result from valuation of cash flow hedge instruments, net	159	(491)	(820)	(1,104)	(527)
Cumulative effect of conversion	9	9	9	9	9
Adjustment employees’ pension fund	(1,488)	(1,523)	(1,009)	(1,001)	(995)
Net income	3,279	20,154	14,674	9,644	5,414
Non-controlling interest	37	39	32	36	43
Total stockholders’ equity	159,654	158,871	151,475	146,536	141,041

Total liabilities and stockholders’ equity	1,748,298	1,856,213	1,858,684	1,929,350	1,802,210

Earnings Release | 1Q.2021
Banco Santander México

Consolidated balance sheet
Million pesos
	2021	2020
	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	70	63	43	60	60
Credit commitments	243,137	249,138	233,900	241,991	239,348
Assets in trust or under mandate	192,050	204,219	202,538	203,887	182,285
Trusts	191,155	203,223	201,809	203,288	181,595
Mandates	895	996	729	599	690
Assets in custody or under administration	1,726,985	1,730,422	1,719,914	1,736,409	1,683,347
Collateral received	77,390	92,349	88,352	90,306	112,071
Collateral received and sold or pledged as guarantee	4,101	9,508	47,932	33,734	35,501
Investment banking transactions for third parties (net)	135,183	99,277	152,800	100,690	172,343
Uncollected interest earned on past due loan portfolio	944	866	776	890	879
Other record accounts	1,772,146	1,753,408	1,765,791	1,789,945	1,891,589
	4,152,006	4,139,250	4,212,046	4,197,912	4,317,423

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2021
Banco Santander México

Consolidated statement of income
Million pesos
	2021	2020
	1Q	12M	4Q	3Q	2Q	1Q
Interest income	25,099	114,274	26,541	27,503	29,383	30,847
Interest expense	(9,514)	(49,086)	(10,269)	(11,414)	(13,452)	(13,951)
Net interest income	15,585	65,188	16,272	16,089	15,931	16,896

Provisions for loan losses	(7,075)	(21,263)	(3,152)	(4,596)	(8,350)	(5,165)
Net interest income after provisions for loan losses	8,510	43,925	13,120	11,493	7,581	11,731

Commission and fee income	6,535	24,556	6,201	5,659	6,188	6,508
Commission and fee expense	(1,633)	(5,862)	(1,492)	(969)	(1,590)	(1,811)
Net gain (loss) on financial assets and liabilities	1,398	6,181	723	1,292	3,283	883
Other operating income	(664)	(1,232)	(379)	(409)	(232)	(212)
Administrative and promotional expenses	(9,894)	(40,915)	(11,102)	(10,429)	(9,599)	(9,785)
Operating income	4,252	26,653	7,071	6,637	5,631	7,314

Equity in results of associated companies	77	178	79	60	35	4

Operating income before income taxes	4,329	26,831	7,150	6,697	5,666	7,318

Current income taxes	(1,151)	(7,496)	(1,065)	(1,364)	(2,023)	(3,044)
Deferred income taxes (net)	101	819	(605)	(303)	587	1,140
Net income	3,279	20,154	5,480	5,030	4,230	5,414

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2021
Banco Santander México

Consolidated statement of changes in stockholders’ equity
From January 1st to March 31st, 2021
Million pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Cumulative effect from conversion	Measurement defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2020	29,799	5,134	25,446	76,672	3,632	(491)	9	(1,523)	20,154	39	158,871
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income				20,154					(20,154)		0
TOTAL	0	0	0	20,154	0	0	0	0	(20,154)	0	0
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					(3,069)						(3,069)
Result from valuation of cash flow hedge instruments, net						650					650
Recognition of share-based payments		54									54
Shares held by treasury		(11)									(11)
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(153)							(153)
Employee defined benefit measures								35			35
Net income									3,279		3,279
Non-controlling interest										(2)	(2)

TOTAL	0	43	0	(153)	(3,069)	650	0	35	3,279	(2)	783

BALANCE AS OF MARCH 31st, 2021	29,799	5,177	25,446	96,673	563	159	9	(1,488)	3,279	37	159,654

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2021
Banco Santander México

Consolidated statement of cash flows
From January 1st to March 31st, 2021
Million pesos

OPERATING ACTIVITIES
Net income		3,279
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	270
Equity in income of associated companies	(77)
Depreciation of property, furniture and fixtures	524
Amortizations of intangible assets	658
Recognition of share-based payments	54
Current and deferred income taxes	1,050
Deferred employee profit sharing	5
Provisions	100
Amortizations of debt issuance expenses	4	2,588
		5,867
OPERATING ACTIVITIES
Margin accounts		105
Investment in securities		11,551
Debtors under sale and repurchase agreements		14,580
Derivatives-asset		77,456
Loan portfolio-net		(11,553)
Accrued income receivable from securitization transactions		9
Foreclosed assets		43
Other operating assets		15,304
Deposits		2,950
Bank and other loans		(5,051)
Creditors under sale and repurchase agreements		(39,796)
Collateral sold or pledged as guarantee		5,342
Derivatives-liability		(80,435)
Other operating liabilities		8,511
Payments of income taxes		(2,290)
Net cash provided by (used in) operating activities		(3,274)

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		1
Payments for acquisition of property, furniture and fixtures		(192)
Payments for acquisition of intangible assets		(274)

Net cash provided by (used in) investing activities		(465)

FINANCING ACTIVITIES
Payments associated with subordinated capital notes		(153)
Payments from associated for purchase of treasury shares		(11)

Net cash used in financing activities		(164)

Net Cash decrease		1,964

Adjustment to cash flows for changes in exchange rate		717

Funds available at the beginning of the year		94,802

Funds available at the end of the year		97,483

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

Earnings Release | 1Q.2021
Banco Santander México

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2021
Banco Santander México

XII. Notes to Consolidated Financial Statements

▪  Special accounting criteria

▪  Significant accounting policies

▪  Earnings per share

▪  Consolidated balance sheet and consolidated income statement by segment

▪  Annex 1. Loan portfolio rating

▪  Annex 2. Financial ratios according to CNBV

▪  Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 1Q.2021
Banco Santander México

Special accounting criteria

The Association of Banks of Mexico (ABM) determined to support the clients of the country's Credit Institutions by issuing various programs due to the pandemic caused by the virus SARS-CoV-2 (COVID-19). However, in order to implement these programs (support programs), it was necessary to request the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV” by its Spanish acronym) to issue various regulatory facilities in the area of accounting registration, loan portfolio classification, regulatory capital, as well as for the report to the Credit Information Societies (SIC’s by its Spanish acronym).

As a result, on March 26, 2020, the CNBV in cooperation with the Ministry of Finance and Public Credit (SHCP by its Spanish acronym) issued various special temporary accounting measures (Special Accounting Criteria) regarding loans granted to clients in order to guarantee the stability of the Financial System in Mexico in the face of the COVID-19 pandemic. Subsequently, on April 15, 2020, the CNBV issued a series of details and modifications that complement the Special Accounting Criteria.

Banco Santander México implemented various support programs for its clients, which include the partial or total deferment of principal and/or interest payments for 4 months, without interest charges, with respect to the entire amount demanded from borrowers, including accessories. Banco Santander México applied, in accordance with the established requirements, the Special Accounting Criteria on loans granted to clients who decided to join the support programs.

The Special Accounting Criteria apply to mortgage loans with guarantee, revolving and non-revolving loans directed at individuals, such as: automotive loan, personal loans, payroll loan, credit card and microcredit; as well as for commercial loans directed to legal entities or individuals with business activity in its different modalities, including agricultural loans, as long as the loan is classified as a current loan portfolio as of February 28, 2020. In the case of individual or group microcredits, the Special Accounting Criteria may be applied to operations classified as a current loan portfolio as of March 31, 2020.

The Special Accounting Criteria are applicable as long as the benefits are implemented by Banco Santander México no later than 120 days after the aforementioned dates, as follows:

•	Those loans with one-time payment of principal at maturity and periodic payments of interest, as well as loans with one-time payment of principal and interest at maturity, that are renewed or restructured will not be considered as past due loans. To this end, it is required that the new expiration term, which in its case be granted to the borrower, be no more than six months from the date on which it has expired.

•	Loans with periodic payments of principal and interest, which are subject to restructuring or renewal, may be considered as a current loan portfolio at the time said act is carried out, without the requirements established in Accounting Criterion B-6 being applicable to them "Loan portfolio” issued by the CNBV applicable to the case of merit. The foregoing, subject, among other things, to the fact that the new expiration period, which in its case is granted to the borrower, is not more than six months from the date on which it has expired.

•	The loans that from the beginning are stipulated to be revolving, which are restructured or renewed within 120 calendar days following February 28, 2020, will not be considered as past due loans in terms of the aforementioned Accounting Criterion B -6 "Loan portfolio". The aforementioned benefit may not exceed six months from the date on which they have expired.

•	In the agricultural loans and rural sectors, the new maturity term that, where appropriate, is granted to the borrowers due to the application of the Special Accounting Criteria may not be longer than 18 months, according to agricultural production and marketing cycles.

The aforementioned loans are not considered as restructured nor are they reported as past due loans to the SICs

In the event that the restructuring or renewals include deductions, waivers, bonuses, or discounts on the loan balance that result in lower payments for customers, as a mechanism to strengthen the liquidity, the constitution of the allowance for loan losses, related to the granting of deductions, waivers, bonuses and

Earnings Release | 1Q.2021
Banco Santander México

discounts to customers.

When documenting the new loan conditions, if applicable, there must be evidence of the agreement between the parties, which can be accredited by email.

Regarding to the modifications to the mortgage loans with guarantee, which cannot be updated before a notary public, they will continue to be considered as real guarantees, for the purposes of calculating the provision for loan losses, provided they have been documented by simple contract and, when possible, ratified the signatures before a notary public, obtaining from the borrower most of the documents necessary for the modification of the mortgage, as well as the payment of taxes and duties that may be applicable. The foregoing, with the understanding that extensions of amounts will not be considered.

Those modifications to the original conditions of the loan, in which the risk profiles of the borrower are adjusted, and do not imply a total or partial deferral of principal and / or interests and that do not imply restructuring that show compliance with payment for the total amount due of principal and interests, will not be considered as restructuring, as long as:

•	These are loans registered as current portfolio as of February 28, 2020.

•	The contractual procedures for renewal or restructuring end no later than 120 calendar days after the date indicated above (June 2020).

•	It is established in said modifications that they will only be applicable for a period that cannot exceed 6 months, with credit institutions being required to maintain the risk profiles originally established for each loan, in accordance with their policies and procedures.

In applying the Special Accounting Criteria, credit institutions must adhere to the following conditions:

-	Not to make contractual modifications that explicitly or implicitly consider the capitalization of interests, nor the collection of any type of commission derived from the restructuring.

-	In the case of revolving loans addressed to natural persons, credit lines previously authorized or agreed to as of February 28, 2020 should not be restricted or decreased by more than fifty percent of the unused portion of said lines, or canceled.

-	In the case of loans to legal entities, credit lines previously authorized or agreed to as of February 28, 2020 should not be restricted or reduced, including the unused part of said lines, or canceled.

-	Do not request additional guarantees or their substitution in the case of restructuring.

For the purpose of applying the regulatory facilities described above, credit institutions must deliver to the CNBV, the general conditions of the support programs granted to clients, as well as a detailed report on the loans, where the conditions are disaggregated original loan and benefits granted with the Special Accounting Criteria, within ten business days following the end of each month, beginning in March 2020 with the documentation process of the benefits granted.

Additionally, credit institutions must disclose in notes to their annual financial statements for the years 2020 and 2021, the effects derived from the application of the Special Accounting Criteria, as well as in any public release of annual financial information for the years 2020. and 2021, and in the information from the first to the fourth quarter of 2020, as well as that corresponding to the first quarter of 2021 as required by the CNBV.

Finally, on June 29, 2020, the CNBV issued a document where it decided to extend until July 31, 2020 the period of the Special Accounting Criteria, as well as to incorporate into the aforementioned facilities those credit operations in force as of March 31, 2020.

Banco Santander México implemented, from April 1, 2020, various support programs in accordance with the Special Accounting Criteria in order to assist clients that have had a negative effect on their economy derived from the pandemic by COVID-19, as follows:

Credit card

The support consists of not demanding the minimum payment for 4 months including principal and interest, this is reflected in the client's account statement, since the minimum payment will be zero during this period.

Earnings Release | 1Q.2021
Banco Santander México

Once the support is requested, it will take effect 24 business hours after the request; applying for and obtaining support does not affect the customer's credit history.

Interest is generated at normal rate and these will not be part of the revolving balance, that is, there is no capitalization of interest. The customer can make payments at any time to the credit card.

It is necessary that the credit card has been in a current situation as of February 28, 2020 and that it has not been issued (formalized) after February 29, 2020. The credit card was disabled 48 hours after the client requested the support, was only enabled for recurring charges (domiciled) that are already registered. Once the support period has ended, the client may re-use the credit card.

Personal loan and payroll loan

The loan payments were suspended for a period of 4 months and the original term of the loan was extended for an additional 4 months, maintaining the composition of the payment according to the contracted plan. It is necessary that the loan has been in a current loan portfolio as of February 28, 2020 and that it has been disposed of before that date. The customer can make payments during the suspension period.

Automotive loan

The program consists of not requiring the required payment of the loan for the following 4 months, extending the original term of the loan while maintaining the contracted payments. It is necessary that the loan has been valid and contracted as of February 28, 2020, and it must not have been classified as a past due portfolio in the last 3 months.

This benefit was reflected to the client from the next payment, once it was confirmed that the client is eligible for support. The customer can make advance payments at any time.

Mortgage loan

The support consists of suspending the payment of the loan for 4 months. This benefit was reflected to the client from the next payment once it was confirmed that the client is eligible for support. There is no impact on the customer's credit history, nor will collection activities be carried out.

SME loan - Simple

The loan payment was postponed for up to 4 months, both interest and principal, which means that it is not necessary to make the monthly payment during this period. There is no affectation for the client in the credit bureau (SIC’s), which allows him to use this liquidity to solve his immediate needs.

The loan line is extended in the same monthly payments for which payment is postponed.

SME loan - Agile

The support consists of defer the payment of loans for up to 4 months, both interest and principal, without capitalization of interest. This allows the client to use this liquidity to solve immediate needs, since the minimum payment is not required. The loan conditions are maintained, the only thing that changes is the term that increases up to 4 months, without any affectation in the credit bureau (SIC’s).

As of March 31, 2021, Banco Santander México has 460,788 loans were registered in its different support programs for an amount of Ps. 133,398 million. These loans are segregated as follows:

	Numbers	Million
	of loans	pesos
Commercial loans
Commercial or business activity	21,850	Ps. 49,610

Consumer loans	382,903	22,242
Mortgage loans
Medium and residential	56,026	61,545
Social interest	9	1
Credits acquired from Infonavit or Fovissste	0	0

Earnings Release | 1Q.2021
Banco Santander México

Total	460,788	Ps.133,398

Banco Santander México considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals

In the same line, Banco Santander México determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Banco Santander México would have presented the following amounts in the Consolidated Balance Sheet and in the Consolidated Statement of Income as of March 31, 2021:

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Performing loan portfolio:
Commercial loans
Commercial or business activity	416,942	413,570

Consumer loans	107,758	107,143

Mortgage loans
Medium and residential	157,642	154,197
Social interest	5	5
Credits acquired from Infonavit or Fovissste	10,881	10,881

Total performing loan portfolio	693,228	685,796

Non-performing loan portfolio:
Commercial loans
Commercial or business activity	6,503	9,628

Consumer loans	5,536	6,017

Mortgage loans
Medium and residential	6,806	9,977
Social interest	9	9
Credits acquired from Infonavit or Fovissste	1,907	1,907

Total non-performing portfolio	20,761	27,538

Total loan portfolio	713,989	713,334

Earnings Release | 1Q.2021
Banco Santander México

(-) Less:
Allowance for loan losses
Commercial loans
Commercial or business activity	(9,170)	(8,903)

Consumer loans	(11,598)	(11,448)
Mortgage loans
Medium and residential	(3,868)	(4,222)
Social interest	(0)	(1)
Credits acquired from Infonavit or Fovissste	(301)	(328)

Total allowance for loan losses	(24,937)	(24,902)

Loan portfolio (net)	689,052	688,432

Consolidated statement of income
Million pesos

	Special Accounting Criteria	Accounting Criteria B-6

Interest income	25,099	24,444
Of which:
Interest on loan portfolio:
Commercial loans
Commercial or business activity	7,303	7,055

Consumer loans	6,460	6,328
Mortgage loans
Medium and residential	3,702	3,428
Social interest	1	1
Credits acquired from Infonavit or Fovissste	340	340

Total interest income	17,806	17,152

Allowance for loan losses
Commercial loans
Commercial or business activity	(5,083)	(4,816)

Consumer loans	(2,034)	(1,885)
Mortgage loans
Medium and residential	39	(342)
Social interest	3	3
Credits acquired from Infonavit or Fovissste	-	-

Total allowance for loan losses	(7,075)	(7,040)

Earnings Release | 1Q.2021
Banco Santander México

Below is the calculation of the capitalization index of Banco Santander México as of March 31, 2021, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	19.73%
Accounting Criteria B-6	19.62%

(11) pb

Note: the information shown above represents consolidated financial information of Banco Santander México as of March 31, 2021. Appendix XIII details the information corresponding to its subsidiaries as of the same date

Constitution of additional and prudential estimates

As of March 31, 2021, Banco Santander México recorded Ps. 1,411 million additional estimates recognized by the CNBV. These additional measures are constituted to cover risks that are not provided for in the different loan portfolio rating methodologies.

Additionally, Banco Santander México recorded Ps. 2,330 million of preventive estimates for credit risks for the commercial loan portfolio, corresponding to the early recognition of impairment in accordance with the provisions of its internal models authorized by CNBV.

Based on the aforementioned, in addition to the allowance for loan losses established according to the different methodologies established by the CNBV through general provisions, a preventive estimate for credit risks higher by Ps. 3,741 million for the concepts described in the previous paragraphs.

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that meet all of the following conditions:

i)	Have been granted no later than March 31, 2020,

ii)	They are recorded for accounting purposes as a current loan portfolio in accordance with the Accounting Criteria B-6 “Loan Portfolio” as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

v)	Its renewal, restructuring or removal is duly formalized within a period that will expire on January 31, 2021.

It is optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions choose to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV must be complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consist of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Earnings Release | 1Q.2021
Banco Santander México

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020

Banco Santander México decided not to apply the Covid Accounting Facilities.

Special Accounting Criteria issued for meteorological damage

On November 30, 2020, the CNBV issued on a temporary basis, Special Accounting Criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country, regarding to consumer loans, mortgage loans and commercial loans, for customers who have their domicile or credits whose source of payment is in the affected areas, declared by the Ministry of the Interior or by “Secretaría de Gobernación” or for “Secretaría de Seguridad y Protección Ciudadana” as natural disaster areas.

In general terms, the support consists in that credit institutions can offer their customers the partial or total deferral of principal and / or interest payments for three months, six months in the case of group microcredits, or up to 18 months in the case of directed loans to the agricultural and rural sectors, with the consequent benefit for customers that their loans will continue to be reported as performing loan portfolio to credit information companies.

The loans that adhere to the benefit of the Special Accounting Criteria will allow the credit institutions not to consider them as restructured in accordance with the Accounting Criteria B-6 “Loan Portfolio” issued by the CNBV, which will allow the borrowers to allocate their resources to face the possible damages that they could have suffered from natural phenomena.

The foregoing will be applicable as long as the credit is classified in accounting as performing loan portfolio in accordance with the Accounting Criteria B-6 "Loan Portfolio" on the date of the claim established in the declaration, and the support implementation process is carried out within 120 calendar days following the date of the claim.

As of March 31, 2021, Banco Santander México has not applied the special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country.

Significant accounting policies

Changes in Accounting Criteria issued by the CNBV

Entry into force of the new accounting pronouncements:

On December 27, 2017, a Resolution was published in the Official Gazette of the Federation (DOF by its Spanish acronym) that modifies to the Accounting Criteria issued by the Commission, in order to incorporate certain Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) to the accounting criteria applicable to credit institutions.

Subsequently, on November 15, 2018, an amending Resolution was published to the Resolution mentioned in the previous paragraph in order to extend the term of its application to January 1, 2020 so that credit institutions were able to adjust their credit systems accounting information. On November 4, 2019, the Commission announced, through the DOF, the decision to extend the entry into force of that Resolution to January 1, 2021.

In the same way, on March 13, 2020, the Commission published a Resolution that modifies the Accounting Criteria applicable to credit institutions, the update was made to be consistent with Mexican Financial Reporting Standards and International Financial Reporting Standards, which will allow institutions having transparent and comparable financial information with other countries. The entry into force of this Resolution was on January 1, 2021.

Finally, on April 8, 2020, the Commission decided to postpone until January 1, 2022 its entry into force due to the contingency SARS CoV-2 (COVID -19).

Earnings Release | 1Q.2021
Banco Santander México

The Bank is analyzing the effects that these modifications to the accounting criteria applicable to credit institutions will have on its financial information.

Changes in the MFRS

Improvements to MFRS 2021

As from January 1, 2021, the Bank adopted the following Improvements to the MFRS, which were issued by the CINIF. These Improvements to the MFRS did not have a significant impact on the financial information presented by the Bank.

MFRS B-1, Accounting Changes and Error Corrections

MFRS B-1 establishes when the application of the retrospective method is impractical to determine the cumulative effects of an accounting change or the correction of an error for all the previous affected periods, an entity should elaborate a partial retrospective application in cases that initial effect cannot be determined, the entity should elaborate a prospective application of the accounting change.

MFRS B-6, Statement of Financial Position

This improvement focuses on updating the items that represent short-term (current) liabilities, such as lease liabilities (MFRS D-5) and other short-term liabilities (MFRS C-19).

MFRS C-2, Investment in financial instruments

In order to allow the option of recognizing investments in certain negotiable capital financial instruments that are not traded in the short term, to be valued through other comprehensive income (ORI), the main difference between these investments and the other permanent investments discussed in MFRS C-7, Investments in associates, joint ventures and other permanent investments, it is that the other permanent investments do not intend to sell, so it would be inappropriate to value them at fair value method.

MFRS B-3, Statements of Comprehensive Income, MFRS C-2, Investment in financial instruments, MFRS C-19, Financial instruments payable, MFRS C-20, Financial instruments to collect principal and interest

Changes related to transaction costs

MFRS B-3, Statements of Comprehensive Income

There are some expenses that, although they are not frequent, are inherent to the operating activities of the entity, so they must be presented in this section, such as the costs of a strike, repairs for damage caused by a natural phenomenon, or gains or losses due to the derecognition of liabilities and the effects of the renegotiation of a financial instrument to collect principal and interest.

MFRS C-2, Investment in financial instruments

It asks us to break down in a separate item of the statement of comprehensive income or in a relative note the effect of the negotiation, in the net profit or loss for the period, within the results related to the operating activities.

MFRS C-19, Financial instruments payable

Gains or losses from write-off received or granted must be presented within the results related to operating activities, therefore it must be presented in a separate item in the comprehensive income statement that is part of the net profit or net loss

MFRS C-20, Financial instruments to collect principal and interest

The entity must present in a separate item of the statement of comprehensive income the effects of the renegotiation of a Financial Instrument to Collect Principal and Interest (IFCPI by its Spanish acronym) within the results related to operating activities.

MFRS C-2, MFRS C-19 and MFRS C-20, presented a list of the items that are part of transaction costs, which includes interest, commissions and other items paid in advance. These items are not transaction costs and are removed from the list.

Earnings Release | 1Q.2021
Banco Santander México

MFRS C-7, Investments in associates, joint ventures and other permanent investments

International Accounting Standard (IAS) 28, Investments in associates and joint ventures does not include regulations for other permanent investments defined mainly as those permanent investments made by a holding company in entities in which it does not have control, joint control, or influence significant, but where it is not intended to be sold. Additionally, International Financial Reporting Standards (IFRS) 9, Financial Instruments, establishes that a financial asset must be measured at fair value through profit or loss, with the exception that an entity may make an irrevocable election to present subsequent changes in value in ORI reasonable investment in a capital instrument that is not held for short-term trading

MFRS C-8, Intangible assets

It incorporates the definition of amortizable amount to align the definitions of the concepts of depreciation and amortization. In the case of an intangible asset, the amortizable amount must be determined by deducting its residual value from the acquisition cost; A residual value other than zero implies that an entity expects to dispose of the intangible asset at the end of its useful life.

MFRS D-5, Leases

It establishes the mandatory disclosures of the expense related to short-term and low-value leases for which the right-of-use asset has not been recognized. in the same way, it establishes that if the transfer of an asset by the seller-lessee satisfies the requirements of MFRS D-1, Income from contracts with customers, to be recognized as a partial sale of the asset, the seller-lessee must cancel the asset transferred and recognize the right-of-use asset arising from the return lease in the proportion of the previous carrying amount of the asset that corresponds to the rights of use retained by the seller-lessee.

Investment property disclosures.

Eliminates the paragraph where it specified that right-of-use assets meet the definition of investment property, a lessee must apply the disclosure requirements according to the standard for investment property since in MFRS C-17, Investment properties, establishes does not allow the revaluation of assets by right of use.

Variable lease payments.

It is clarified that the variable lease payment is the part of the payment established in the lease contract for the right to use an underlying asset during the lease term that varies due to changes in facts and circumstances occurring after the lease commencement date. , and it is not a consequence of the passage of time. Therefore, lease payments should be included in the initial recognition of the net investment in the lease.

Earnings Release | 1Q.2021
Banco Santander México

Earnings per share

Earnings per ordinary share and earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	March 2021			March 2020			March 2019

		shares	Earnings		shares	Earnings		shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	3,279	6,775,594,960	0.48	5,414	6,777,198,509	0.80	5,291	6,772,748,542	0.78

Treasury stock		11,399,397			9,795,848			14,245,815

Diluted earnings per share	3,279	6,786,994,357	0.48	5,414	6,786,994,357	0.80	5,291	6,786,994,357	0.78

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	3,279	6,786,994,357	0.48	5,414	6,786,994,357	0.80	5,291	6,786,994,357	0.78

Balance outstanding shares as of March 31st, 2021	6,775,055,733

Earnings Release | 1Q.2021
Banco Santander México

Consolidated Balance Sheet by Segment
Million pesos
	As of march 31, 2021			As of march 31, 2020
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities
Assets
Funds available	44,900	44,798	7,785	45,668	54,191	13,568
Margin accounts	0	4,017	0	0	4,929	0
Investment in securities	0	202,874	355,983	0	108,019	260,375
Debtors under sale and repurchase agreements	0	47,713	0	0	66,147	0
Derivatives	0	218,097	10,150	0	334,082	12,839
Valuation adjustment for hedged financial assets	0	0	167	0	0	264
Total loan portafolio	604,754	109,235	0	618,265	157,544	0
Allowance for loan losses	(21,766)	(3,171)	0	(20,450)	(2,214)	0
Loan portafolio (net)	582,988	106,064	0	597,815	155,330	0
Accrued income receivable from securitization transactions	0	0	151	0	0	154
Other receivables (net)	200	57,629	20,857	207	87,723	18,163
Foreclosed assets (net)	92	0	0	155	0	0
Property, furniture and fixtures (net)	10,561	1,203	281	8,739	1,473	131
Long-term investment in shares	0	0	1,168	0	0	359
Deferred taxes and deferred profit sharing (net)	0	0	19,675	0	0	21,849
Other assets	2,138	1,649	7,158	2,594	1,511	5,925
Total assets	640,879	684,044	423,375	655,178	813,405	333,627

Liabilities
Deposits	634,670	98,908	34,049	610,799	129,802	69,739
Credit instruments issued	0	1,401	79,317	0	3,679	47,499
Bank and other loans	17,792	15	25,018	11,768	1,793	27,034
Creditors under sale and repurchase agreements	7,453	288,179	0	7,785	226,797	0
Collateral sold or pledged as guarantee	0	20,952	0	0	10,209	0
Derivatives	0	211,768	12,130	0	336,580	24,730
Valuation adjustment of financial liabilities hedging	0	0	0	0	0	3
Other payables	34,015	83,635	1,779	28,034	79,052	3,346
Subordinated credit notes	0	0	36,757	0	0	42,218
Deferred revenues and other advances	806	0	0	302	0	0
Total liabilities	694,736	704,858	189,050	658,688	787,912	214,569
Total stockholders' equity	56,198	23,919	79,537	54,566	29,423	57,052
Total liabilities and stockholders' equity	750,934	728,777	268,587	713,254	817,335	271,621

Consolidated balance sheet and consolidated income statement by segment

Earnings Release | 1Q.2021
Banco Santander México

Income Statement by Segment
Million pesos
	3M21			3M20
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities

Net interest income	14,069	1,255	261	15,018	1,498	380
Provisions for loan losses	(5,245)	(1,830)	0	(5,662)	497	0
Net interest income after provisions for loan losses	8,824	(575)	261	9,356	1,995	380
Commission and fee income (net)	4,335	570	(3)	4,188	514	(5)
Net gain (loss) on financial assets and liabilities	319	630	449	354	629	(100)
Other operating income	(740)	(1)	77	(272)	38	22
Administrative and promotional expenses	(8,453)	(1,148)	(293)	(8,491)	(1,135)	(159)
Operating income	4,285	(524)	491	5,135	2,041	138

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

Earnings Release | 1Q.2021
Banco Santander México

Annex 1. Loan portfolio rating

Annex 1. Loan portfolio rating

As of March 31st, 2021
Million pesos
	Loan Portfolio	Allowance for loan losses
Category		Commercial	Consumer	Mortgages	Total

Risk "A"	645,292	1,290	2,242	330	3,862
Risk "A-1"	598,515	1,109	1,124	284	2,517
Risk "A-2"	46,777	181	1,118	46	1,345
Risk "B"	87,348	485	2,025	306	2,816
Risk "B-1"	42,154	162	1,032	73	1,267
Risk "B-2"	28,321	57	581	179	817
Risk "B-3"	16,873	266	412	54	732
Risk "C"	32,430	554	1,450	630	2,634
Risk "C-1"	18,882	423	601	136	1,160
Risk "C-2"	13,548	131	849	494	1,474
Risk "D"	20,244	3,027	2,248	1,372	6,647
Risk "E"	11,969	2,250	3,372	1,429	7,051
Total rated portfolio	797,283	7,606	11,337	4,067	23,010

Provisions created					23,010
Complementary provisions					1,927

Total					24,937

Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of March 31st, 2021.
2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the Bank began to report the allowance for loans losses with their IRB methodology for middle-market and mortgages broker’s loans.

As of February 2020, the Bank concluded the parallel exercise and began to report the allowance for loan losses with their internal ratings based (IRB) model for Corporate and Investment Banking and Financial Institutions segments.

As of February 2020, the Bank informs to the CNBV, the constitution of Ps.900 million additional provisions for the organic mortgage portfolio due to the coming-up implementation of their internal rating base (IRB) model for that portfolio.

CNBV was informed about additional provisions given the environment generated by COVID-19.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

Earnings Release | 1Q.2021
Banco Santander México

Annex 2. Financial ratios according to CNBV

Percentages	1Q21	4Q20	1Q20	3M21	3M20

Past due loans ratio	2.91	3.08	2.16	2.91	2.16

Past due loans coverage	120.12	116.87	135.17	120.12	135.17

Operative efficiency	2.20	2.39	2.44	2.20	2.30

ROE	8.24	14.13	15.48	8.24	15.48

ROA	0.73	1.18	1.35	0.18	1.35

Capitalization ratio:
Credit Risk	29.00	28.04	24.55	29.00	24.55
Credit, Market and operational risk	19.73	19.01	16.23	19.73	16.23

Liquidity	114.05	122.20	86.07	114.05	86.07

NIM (Net Interest Margin)	2.11	3.15	3.25	2.11	3.25

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

Earnings Release | 1Q.2021
Banco Santander México

Notes to consolidated financial statements

Notes to financial statements as of March 31st 2021
Million pesos, except for number of shares

1. Investment in securities

1. Investment in securities

Financial instruments are constituted as follows:

Book Value
Trading securities:
Bank securities	10,613
Government securities	191,761
Shares	1,820
204,194

Securities available for sale:
Government securities	341,431
Private securities	1,282
Shares	619
343,332

Securities held until maturity:
Government securities	7,789
Government securities (special cetes)	3,542
11,331
Total	558,857

2. Sale and repurchase agreements

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	1,983
Government securities	45,730
Total	47,713

Credit balances
Bank securities	3,943
Government securities	291,436
Private securities	253
Total	295,632
(247,919)

3. Investment in securities

Earnings Release | 1Q.2021
Banco Santander México

3. Investment in securities different to government securities

3. Investment in securities different to government securities

The table below lists the investments in debt securities of a same issuer (other than government), with positions equal or greater than 5% of the Institution’s net capital.

Issuer / Series	Maturity date	% Rate	Book Value
BANOB 19	08/06/2022	4.23	179
FBANOBRA 19313	16/12/2022	4.23	501
FBANOBRA 20022	19/01/2023	4.22	601
IBANOBRA 21371	13/09/2021	4.33	2,001
IBANOBRA 21292	20/07/2021	4.30	2,015
IBANOBRA 21234	10/06/2021	4.28	3,040
		Total	8,337

Total Capital as of March 2021			152,782
5 % of Total Capital			7,639

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of March 31st, 2021, are as follows:
Trading:
Swaps
Interest rate	7,628,550
Cross currency	890,850
Equity	450

Futures	Buy	Sell

Foreign currency	8,291	0
Index	0	380

Forward contracts
Foreign currency	355,157	8,097
Equity	2,331	2,367

Options	Long	Short
Interest rate	48,874	77,171
Foreign currency	69,072	70,380
Indexes	235	886
Equity	1,255	970

Total trading derivatives	9,005,065	160,251

Hedging:
Cash flow
Interest rate swaps	11,311
Cross currency swaps	14,270
Foreign Exchange Forwards	68,853

Fair value
Interest rate swaps	3,067
Cross currency swaps	31,961

Total hedging derivatives	129,462

Total derivative financial instruments	9,134,527	160,251

Earnings Release | 1Q.2021
Banco Santander México

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of March 31st, 2021, is constituted as follows:

	Amount
	Pesos	USA Dlls	UDIS	Euros	Total

Commercial or business activity	259,492	55,697	2,298	1,286	318,773
Financial entities	9,845	704	0	0	10,549
Government entities	77,516	10,104	0	0	87,620
Commercial loans	346,853	66,505	2,298	1,286	416,942
Consumer loans	107,758	0	0	0	107,758
Media and residential	155,215	450	1,977	0	157,642
Of social interest	6	0	0	0	6
Credits acquired from Infonavit or Fovissste	10,881	0	0	0	10,881
Mortgage loans	166,102	450	1,977	0	168,529
Total performing loan portfolio	620,713	66,955	4,275	1,286	693,229

6. Non-performing loan portfolio

6. Non-performing loan portfolio
	Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	4,977	1,526	0	6,503
Financial entities	0	0	0	0
Commercial loans	4,977	1,526	0	6,503
Consumer loans	5,536	0	0	5,536
Media and residential	6,467	71	267	6,805
Of social interest	9	0	0	9
Credits acquired from Infonavit or Fovissste	1,907	0	0	1,907
Mortgage loans	8,383	71	267	8,721
Total non-performing loan portfolio	18,896	1,597	267	20,760

The analysis of movements in non-performing loans from December 31st, 2020 to March 31st, 2021, is as follows:

Balance as of December 31st, 2020		21,640

Plus: Transfer from performing loan portfolio to non-performing loan portfolio		9,885

Collections
Cash	(485)
Transfer to performing loan portfolio	(2,094)
Proceeds from foreclosure proceedings	(18)

Write-offs		(8,167)
Adjustment for exchange rate		0

Balance as of March 31st, 2021		20,760

Earnings Release | 1Q.2021
Banco Santander México

7. Allowance for loan losses

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st. to March 31st, 2021, is as follows:

Balance as of January 1st, 2021	25,291

Allowance for loan losses	2,934
Write-offs	(8,132)
Foreign exchange result	4,844
Balance as of March 31st 2021	24,937

The table below presents a summary of write-offs by type of product as of March 31st, 2021:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,282	76	1,358	16.7
Mortgage loans	326	40	366	4.5
Credit card loans	2,938	140	3,078	37.9
Consumer loans	3,278	52	3,330	40.9
Total	7,824	308	8,132	100.0

Accumulated 2021
Commercial loans	1,282	76	1,358	16.7
Mortgage loans	326	40	366	4.5
Credit card loans	2,938	140	3,078	37.9
Consumer loans	3,278	52	3,330	40.9
Total	7,824	308	8,132	100.0

8. Problematic loans

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.3,542 million correspond to the early extinction of debtor support programs:
Amount
Government Securities
Special CETES for housing loan debtor support programs	3,708

Total securities held to maturity (no reserve)	3,708
Minus-
Reserve for Special CETES	(166)
Total securities held to maturity , net	3,542

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at March 31st, 2021, is as follows:
Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	130.18	1,661
B4-270701	423-2	15,292,752	01-jul-27	130.18	1,991
B4-220804	431-2	440,294	04-aug-22	119.19	53
BC-220804	431-2	71,442	04-aug-22	40.09	3
					3,708

Earnings Release | 1Q.2021
Banco Santander México

10. Average interest rates paid on deposits

The average interest rates paid on deposits during March 2021, is as follow:
	Pesos	USD
Average balance	416,566	63,101
Interest	1,568	4
Rate	1.51%	0.03%

11. Bank and other loans

As of March 31st, 2021, banks and other loans are constituted as follows:

	Amount	Average Rate (%)	Maturity
Liabilities

Loans in pesos

Call money	10,500	3.98	From 1 to 3 days
Local bank loans	48	9.39	To 7 years
Public fiduciary funds	19,098	4.61	From 1 day to 9 years
Development banking institutions	10,856	5.25	From 1 day to 15 years
Total	40,502

Loans in foreign currency

Foreign bank loans	10	1.50	To 1 day
Call money	266	0.05	From 1 to 3 days
Public fiduciary funds	1,861	1.08	From 1 day to 4 years
Development banking institutions	30	6.17	From 1 to 3 months
Total	2,167

Total loans	42,669
Accrued interests	156

Total bank and other loans	42,825

12. Current and deferred taxes

Current taxes are composed as follows at March 31st, 2021

Income taxes	536
Deferred taxes	256	(1)
Total Bank	792
Current and-deferred taxes from other subsidiaries	258
Total consolidated Bank	1,050

(1) Deferred taxes are composed as follows:

Global provision	(431)
Fixed assets and deferred charges	(9)
Net effect from financial instruments	(31)
Accrued liabilities	399
Others	328
Total Bank	256	(1)

Earnings Release | 1Q.2021
Banco Santander México

Allowance for loan losses of subsidiaries, net	(293)
Others, subsidiaries	(64)
Total deferred tax, consolidated Bank	(101)

As of March 31st, 2021, deferred assets and deferred liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	10,386
Other	9,289
Total deferred income tax (net)	19,675
Deferred taxes registered in balance sheet accounts	19,675
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

13. Employee profit sharing

As of March 31st, 2021, the deferred Employee profit sharing “EPS” is compromised as follows:

Asset per deferred EPS:

Allowance for loan losses deducting outstanding	1,958
Fixed assets and deferred charges	730
Accrued liabilities	449
Capital losses carryforward	876
Commissions and interests early collected	165
Foreclosed assets	98
Labor obligations	306
Derivative financial transactions of exchange rate	388
Deferred EPS asset:	4,970

Deferred EPS liability:

Net effect from financial instruments	(596)
Advance payments	(305)
Others	(63)
Deferred EPS liability	(964)

Less - Reserve	(463)
Deferred EPS asset (net)	3,543

Earnings Release | 1Q.2021
Banco Santander México

14. Capitalization Ratio

Table I.1

 Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	35,123
2	Earnings from previous fiscal years	96,527
3	Other elements of other comprehensive income (and other reserves)	27,943
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	159,593
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	2,404
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	6,272
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	151
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	0
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	67
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	6,503
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	29,485
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0

Earnings Release | 1Q.2021
Banco Santander México

C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	27,270
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	1,801
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	413
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	44,882
29	Level 1 Common Capital (CET1)	114,711
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	10,216
31	of which: Qualify as capital under the applicable accounting criteria	10,216
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	10,216
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	10,216
45	Level 1 capital (T1 = CET1 + AT1)	124,927
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	26,541
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.

Earnings Release | 1Q.2021
Banco Santander México

48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	1,314
51	Level 2 capital before regulation adjustments	27,855
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	27,855
59	Total stock (TC = T1 + T2)	152,782
60	Total Risk Weighted Assets	774,368
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	14.81%
62	Level 1 Stock (as percentage of assets weighted by total risks)	16.13%
63	Total capital (as percentage of assets weighted by total risks)	19.73%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	18.51%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	7.81%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	8,115
	Applicable limits to the inclusion of reserves in level 2 capital

Earnings Release | 1Q.2021
Banco Santander México

76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2 Notes to Table I.1 “Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments” Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.

Earnings Release | 1Q.2021
Banco Santander México

This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

Earnings Release | 1Q.2021
Banco Santander México

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.

Earnings Release | 1Q.2021
Banco Santander México

E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.

Earnings Release | 1Q.2021
Banco Santander México

38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%

Earnings Release | 1Q.2021
Banco Santander México

69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Table II.1

Balance sheet figures

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,742,581
BG1	Funds Available	97,483
BG2	Margin accounts	2,429

Earnings Release | 1Q.2021
Banco Santander México

BG3	Investment in securities	558,824
BG4	Debtors under sale and repurchase agreements	47,713
BG5	Securities loans)	0
BG6	Derivatives	228,247
BG7	Valuation adjustment for hedged financial assets	167
BG8	Total loan portfolio	661,323
BG9	Benefits to be received in securitization transactions	151
BG10	Other receivables (net)	78,605
BG11	Foreclosed assets (net	92
BG12	Property, furniture and fixtures (net)	10,891
BG13	Long-term investment in shares	31,549
BG14	Non-current assets held for sale	0
BG15	Deferred income taxes (net)	14,618
BG16	Other assets (net)	10,488
	Liabilities	1,582,978
BG17	Deposits	850,225
BG18	Bank and other loans	38,425
BG19	Creditors under sale and repurchase agreements	295,632
BG20	Securities loans	0
BG21	Collateral sold or pledged as guarantee	20,952
BG22	Derivatives	223,898
BG23	Valuation adjustment for hedged financial liabilities	0
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	116,951
BG26	Subordinated debentures outstanding	36,757
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	139.392344
	Shareholders' Equity	159,603
BG29	Paid-in capital	35,123
BG30	Other capital	124,480
	Memorandum accounts	3,819,869
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	70
BG33	Credit commitments	146,759
BG34	Assets in trust or mandate	192,224
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	1,726,985
BG37	Collateral received by the entity	77,390
BG38	Collateral received and sold or pledged as guarantee	4,101
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	817
BG41	Other accounts	1,671,523

Earnings Release | 1Q.2021
Banco Santander México

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	2,404	BG16= 10,488 Minus: deferred charges and advance payments 1,801; intangibles 6,272; advance payments that are computed as risk assets 1,811; other assets are computed as risk assets 1,800
2	Intangible assets	9	6,272	BG16= 10,488 Minus: deferred charges and advance payments 1,801; intangibles 2,404; advance payments that are computed as risk assets 1,811; other assets that are computed as risk assets 1,800
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	151	BG9=160
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	0	BG3= 558,824 Minus: Reciprocal investments in common capital of financial entities 67; Investments in securities computed as risk assets 558,756
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0

Earnings Release | 1Q.2021
Banco Santander México

9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	67	BG3= 558,824 Minus: Investment in own-equity securities 0; Investments in securities computed as risk assets 575,336
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	6,503	BG15= 14,618 Minus: Amount computed as risk asset 8,115
13	Reserves recognized as complementary capital	50	1,314	BG8= Total loan portfolio 661,323
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 31,549 Minus: Investments in subsidiaries 27,270; Investments in clearing houses 413; Investments in associated companies 1,189; Other investments that are computed as risk assets 2,677
16	Investments in associated companies	26 - E	27,270	BG13= 31,549 Minus: Investments in clearing houses 413; Investments in associated companies 1,189; Other investments that are computed as risk assets 2,677
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	1,801	BG16= 10,488 Minus: intangible assets 8,676; others assets that are computed as risk assets 1,811; other assets are computed as risk assets 1,800
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	413	BG13= 31,549 Minus: Investments in subsidiaries 27,270;

Earnings Release | 1Q.2021
Banco Santander México

				Investments in associated companies 1,189; other investments that are computed as risk assets 2,677
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restriction and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	35,123	BG29
35	Retained earnings	2	96,527	BG30= 124,480 Minus: other items of earned capital 27,943, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	27,943	BG30= 124,480 Minus: Retained earnings 96,527 cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	10,216	BG26= 36,757 More: Subordinated debt instruments non-convertible 26,541
39	Paid-in capital that meets with Exhibit 1-S	46	26,541	BG26= 36,757 More: Subordinated debt instruments convertible 10,216
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0

Earnings Release | 1Q.2021
Banco Santander México

	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.

Earnings Release | 1Q.2021
Banco Santander México

18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	97,447	7,796

Earnings Release | 1Q.2021
Banco Santander México

Transactions with debt instruments in national currency with surtax and reviewable rate	1,537	123
Transactions in national currency with real rate or denominated in UDIs	8,393	671
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	7,001	560
Positions in UDIs or with yield referred to INPC	26	2
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	278	22
Transactions in foreign currency with nominal rate	59,577	4,766
Positions in foreign currency or with yield indexed to the exchange rate	1,927	154
Positions in shares or with yield indexed to the price of one share or set of shares	5,349	428
Positions in commodities	1	0
Impact Capital requirement for Gamma and Vega	1	1

Table III.2

Assets weighted subject to credit risk by risk group

Concept	Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	192	15
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	2,906	232.46
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	26,507	2,121
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	0	0
Group III (weighted at 11.5%)	0	0
Group III (weighted at 20%)	24,353	1,948
Group III (weighted at 23%)	27	2
Group III (weighted at 25%)	0	0
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	0	0
Group III (weighted at 57.5%)	0	0
Group III (weighted at 60%)	0	0
Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	24,086	1,927
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0

Earnings Release | 1Q.2021
Banco Santander México

Group IV (weighted at 20%)	9,401	752
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	9,122	730
Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	0	0
Group VI (weighted at 20%)	0	0
Group VI (weighted at 50%)	44,573	3,566
Group VI (weighted at 75%)	31,769	2,542
Group VI (weighted at 100%)	73,391	5,871
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	4,139	331
Group VII-A (weighted at 23%)	0	0
Group VII-A (weighted at 50%)	1,971	158
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 100%)	123,992	9,919
Group VII-A (weighted at 115%)	0	0
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	1	0
Group VII-A (weighted at 172.5%)	0	0
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	1,682	135
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	0	0
Group VII-B weighted at 57.5%)	7,888	631
Group VII-B (weighted at 100%)	37,798	3,024
Group VII-B (weighted at 115%)	66	5
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	5,336	427
Group VIII (weighted at 150%)	3,771	302
Group IX (weighted at 100%)	40,583	3,247
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	1,392	111
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	24,407	1,953
Credit Valuation Adjustment on Derivative Operations	21,704	1,736

Earnings Release | 1Q.2021
Banco Santander México

Re-securitization with Risk Degree 1 (weighted at 20%)	4,366	349
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	1,500	120
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3

Operational Risk weighted Assets

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	65,909	5,273

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		61,911

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060013
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	Ps.15,210,402,155.78
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A

Earnings Release | 1Q.2021
Banco Santander México

24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060005
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	Ps.14,588,587,852.93
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A

Earnings Release | 1Q.2021
Banco Santander México

28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Item	Characteristics
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAC72	05969BAC7
		Reg S	USP1507SAG23	P1507SAG2
3	Governing Law	The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. All additional dispositions related to the determination of Suspension Periods, a Trigger Event (leading to a Writedown), Interest Payment cancellation, Optional Redemption or, the ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican Law, as established in the Indenture and the Notes.
Regulatory Treatment
4	Capital category the Note qualifies as, based on Article 3, Transitory, Resolution 50th	N.A.
5	Capital category the Note qualifies as, based on Annexes 1-Q, 1-R and 1-S	“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group	Subordinated Debt issued by our Credit Institution.
7	Type of Instrument	Tier 2 Subordinated Preferred Capital Notes.
8	Amount acknowledged as regulatory capital	$25,145,225,839.39
9	Instrument's Face Value	$26,572,000,000.00 (USD $1,300,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Subordinated Debt.
11	Issuance Date	October 1, 2018.
12	Type of Expiration	Expiration Date.
13	Expiration Date	October 1, 2028.
14	Optional Redemption	Subject to certain conditions, the Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole, but not in part, at any date by means of the existence a Withholding Tax Redemption event or a Special Redemption event.
15	Optional Redemption Date	October 1, 2023.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the

Earnings Release | 1Q.2021
Banco Santander México

Maturity Date as a result of certain changes in tax law affecting the Notes and resulting in a higher withholding tax applicable to interest payments under the Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, the Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Tax Redemption event or a Special Redemption event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events

A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, or (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (x) the Issuer’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican

Earnings Release | 1Q.2021
Banco Santander México

Banking Law, or (y) the Issuer’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) the Issuer has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) transferring at least seventy five percent (75%) of its shares to an irrevocable trust and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, , in each case, on or before the third (in the case of (A)(z)) or seventh (in the case of (A)(x) or (y)) business day in Mexico, as applicable, following the date on which the CNBV notifies the Issuer of such determination..

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Notes constitute subordinated preferred indebtedness, and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future unsecured subordinated preferred indebtedness and (iii) senior only to all of the Issuer’s present and future subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock..
36	Does any characteristic of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment

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Banco Santander México

4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$10,220,000,000 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in

Earnings Release | 1Q.2021
Banco Santander México

part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.
21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a)

and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price	The conversion price shall be, if the Ordinary Shares are:

Earnings Release | 1Q.2021
Banco Santander México

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo, Santander Hipotecario and Santander Inclusión Financiera is available on the website

www.santander.com.mx/ir

Leverage ratio

Table I.1
Integration of the main sources of leverage
Item	Mar-21

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Banco Santander México

1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,466,620
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(44,882)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,421,738
Derivative exposures
4	Replacement cost associated with all derivatives transactions (ie net of eligible cash variation margin)	25,218
5	Add-on amounts for PFE associated with all derivatives transactions	45,642
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	70,860
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	51,320
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(3,607)
14	CCR exposure for SFT assets	2,276
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	49,989
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	146,759
18	(Adjustments for conversion to credit equivalent amounts)	(48,690)
19	Off-balance sheet items (sum of lines 17 and 18)	98,069
Capital and total exposures
20	Tier 1 capital	124,927
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,640,656
Leverage ratio
22	Basel III leverage ratio	7.61%

Table II.1
Comparison total assets and assets adjusted
Reference	Item	Mar-21
1	Total consolidated assets as per published financial statements	1,742,581

Earnings Release | 1Q.2021
Banco Santander México

2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(44,882)
4	Adjustments for derivative financial instruments	(157,388)
5	Adjustment for securities financing transactions	2,276
6	Adjustment for off-balance sheet items	98,069
7	Other adjustments	0
	Leverage ratio exposure	1,640,656

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Mar-21
1	Total consolidated assets as per published financial statements	1,742,581
2	operative derivative financial instruments	(228,247)
3	operative securities financing transactions	(47,713)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
	On-balance exposure	1,466,620

Table IV.1
Variation of the elements
	Dec-20	Mar-21
Concept/Quarter	T-1	T	Variation (%)
Basic Capital	124,255	124,927	1
Adjusted assets	1,680,826	1,640,656	(2)
Leverage ratio	7.39%	7.61%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of march 31st, 2021, is provided:

- The Bank did not grant financing to debtors or groups of individuals representing single common risk greater than amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount Ps.42,713 million representing the 34.38% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Earnings Release | 1Q.2021
Banco Santander México

- There are two financings greater than 10% of the basic capital of the Bank, the first with an amount Ps.42,500 million and the second with an amount of Ps.16,954 million, representing 34.20% and 13.64% respectively.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly demand and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the domestic and foreign capital markets through the issuance of debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity through sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

17. Dividends Policy
Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)  In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)  Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)  Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)  Sound market practices.

e)  Strategies proposed in the banks internal committees.

f)   Compliance with the operation policies and procedures of the institution.

19. Shareholding

19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

20. Internal Control

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

Earnings Release | 1Q.2021
Banco Santander México

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Executive Direction of Non-Financial Risks (Internal Control), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, design and execution of controls, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Tradeway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

Likewise, business continuity is ensured through a Business Continuity Management System aligned with the best practices in the industry and covering the established corporate and local regulatory requirements.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Corporate Resources and Recoveries

▪	Deputy General Direction of Legal Affairs and Compliance

▪	Chief Financial Officer

▪	Deputy General Direction of Corporate & Investment Banking

▪	Deputy General Direction of Enterprises and Institutions

▪	Deputy General Direction of Risk

▪	Deputy General Direction of Public Affairs and Strategy

▪	Executive Direction of Audit

▪	Executive Direction of Human Resources

▪	Deputy Head of Technology

▪	Chief Information Security Officer

▪	Executive Direction of Operations and Processes

▪	Chief of Staff North America

▪	Direction of Coordination and Monitoring

▪	Deputy General Direction Network Commercial

▪	Deputy General Direction of New Businesses

▪	Deputy General Direction of Strategy of Business

▪	Executive Direction of Digital Banking

▪	Executive Direction of Strategy Clients

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

Earnings Release | 1Q.2021
Banco Santander México

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2019.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Transactions with related parties

Receivable
Funds available	5,857
Debtors under sale and repurchase agreements	268
Derivatives (asset)	87,464
Performing loan portfolio	7,329
Other receivables, (net)	10,444

Payable
Time deposits	3,845
Demand deposits	7,482
Credit instruments issued	3,235
Creditors under sale and repurchase agreements	2,198
Derivatives (liability)	82,022
Other payables	6,458
Creditors from settlement of transactions	1,087
Subordinated debentures	28,945

Revenues
Interest	52
Premium on sale and repurchase agreements	6
Others	42

Earnings Release | 1Q.2021
Banco Santander México

Net Commissions	1,487
Net gain (loss) on financial assets and liabilities	9,463

Expenses
Interest	371
Administrative expenses	246
Technical assistance	789

22. Interests on loan portfolio

22. Interests on loan portfolio
As of March 31st, 2021, the consolidated income statement includes, in the item "Interest income", Ps.17,715 million that correspond to interests from the loan portfolio of Banco Santander México, S.A. and Santander Consumo, S.A. de C.V. SOFOM E.R.

23. Integral Risk Management (unaudited)

23. Integral Risk Management (unaudited)

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

Earnings Release | 1Q.2021
Banco Santander México

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of first quarter of 2021 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	50,452.18	0.03%
Market Making	30,020.03	0.02%
Proprietary Trading	18,693.47	0.01%

Risk factor
Interest rate	57,953.93	0.04%
Foreign exchange	16,872.20	0.01%
Equity	339.54	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the first quarter of 2021 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	51,402.62	0.03%
Market Making	38,615.95	0.03%
Proprietary Trading	22,970.32	0.01%

Risk factor
Interest rate	60,075.29	0.04%
Foreign exchange	15,093.27	0.01%
Equity	823.62	0.00%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity

Earnings Release | 1Q.2021
Banco Santander México

is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank	Jan-21	Feb-21	Mar-21	Average	Jan-21	Feb-21	Mar-21	Average
Balance MXN GAP	17%	19%	27%	21%	22%	36%	39%	32%
Scenario	(100) bp	(100) bp	(100) bp	N/A	+100 bp	+100 bp	+100 bp	N/A
Balance USD GAP	87%	81%	81%	83%	76%	75%	71%	74%
Scenario	(100) bp	(100) bp	(100) bp	N/A	(100) bp	(100) bp	(100) bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the first quarter of 2021:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100) bp	(398)	(862)	464	+100 bp	(1,672)	1,217	(2,889)
Balance USD GAP	(100) bp	(992)	14	(1,006)	(100) bp	(3,252)	(3,747)	495

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Million pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	172,108	6,638	(9,555)	(107,296)	56,862	29,175	32,714	24,589	283,554	(144,573)
Non Derivative	168,909	6,638	(9,484)	(107,221)	57,115	28,878	32,855	24,824	279,660	(144,356)
Derivatives	3,199	0	(71)	(75)	(253)	297	(141)	(235)	3,893	(217)

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

Earnings Release | 1Q.2021
Banco Santander México

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises).

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.).

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Within the credit risk, there is a concept that, due to its specific characteristics, it requires a special management: the Counterparty Credit Risk.

Counterparty Credit Risk (CCR) is defined as the risk that may arise from total or partial breach of the financial obligations contracted with the entity. It is a bilateral credit risk, as it may affect both parties of the transaction, and it is uncertain, since it is conditioned by the behaviour of markets, which are volatile.

The financial securities that generates this exposure are the financial derivatives, repurchase agreements (REPOs) and security lending. The management and control of this type of credit risk is carried out by a specific team with an organizational structure independent from the business teams.

Earnings Release | 1Q.2021
Banco Santander México

For the control of the counterparty credit lines, the Equivalent Credit Risk (REC) is used. The REC is the metric that represents the peak exposure or the highest potential future exposure value at a specific time interval and it can be obtained in the following ways:

•	Gross REC: it measures the exposure without considering netting and collateral agreements. It´s obtained at a transaction level and at other levels of aggregation.

•	Net REC: it measures the exposure considering netting and collateral agreements and personal or financial guarantees. It´s calculated at a netting agreement level and at other levels of aggregation.

In addition to the Counterparty Risk, there is the issuing risk, which is generated by the acquisition and / or direct disposal of public and private instruments of authorized securities and the Settlement Risk, also known for Herstatt risk for FX trading, is the risk that is generated in the exchange of securities when one of the parties fails to deliver the securities/currency/cash, committed by contract, having received the amount from the other party.

The control of Counterparty Risk is performed in a daily basis using the Interactive Risk Integrated System (IRIS), which allows to know the credit line availability for all the counterparties, for any of the instruments already mentioned and term.

For the process of control for this risk, Financial Risk Division oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Risk Management Committee, with respect to the limits to Counterparty Credit Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. Also, in a monthly basis, is presented to the Risk Management Committee the present value of the expected loss for the actual portfolio of derivatives and repos in a base scenario and two other stressed scenarios (LGD and PD).

Currently, Banco Santander has lines of counterparty credit risk with the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit and Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Credit Risk and Issuer Risk of Banco Santander for the 1Q of 2021:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jan-21	Feb-21	Mar-21	Average
Sovereign Risk, Development Banking and Financial Institutions	1,051	1,119	980	1,050
Corporates	430	400	390	407
Project Finance	389	343	309	347
Companies	286	243	210	247

Mart to Market
Millions of U.S. Dollars
Segment	Jan-21	Feb-21	Mar-21	Average
Sovereign Risk, Development Banking and Financial Institutions	28,737	25,558	26,131	26,809
Corporates	(324)	(344)	(288)	(318)
Project Finance	272	221	185	226
Companies	180	137	87	135

Weighted Rating
Segment	Jan-21	Feb-21	Mar-21	Average
Sovereign Risk, Development Banking and Financial Institutions	6.7	6.7	6.9	6.8
Corporates	6.1	6.1	6.1	6.1
Project Finance	5.5	5.5	5.5	5.5
Companies	5.5	5.5	5.3	5.5

The average rating was calculated by weighting internal rating by exposure

Equivalent Net Credit Risk of the lines of Issuer Risk of Banco Santander for the 1Q of 2021:

Earnings Release | 1Q.2021
Banco Santander México

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jan-21	Feb-21	Mar-21	Average
Sovereign Risk, Development Banking and Financial Institutions	25,549	26,425	26,638	26,204
Corporates	63	61	66	63
Project Finance	0	0	0	0
Companies	0	0	0	0

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the 1Q of 2021, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Gross REC distribution
Type of Derivative	End of 1Q21
Interest Rate Derivatives	38.66%
Exchange Rate Derivatives	61.14%
Bonds Derivatives	0.00%
Equity Derivatives	0.20%
Total	100.00%

The Expected Loss of Banco Santander at the end of the quarter of 2021, and the quarterly average of the expected loss of the lines of Counterparty risk of Banco Santander are:

Expected Loss
Millions of U.S. Dollars
Segment	Jan-21	Feb-21	Mar-21	Average
Sovereign Risk, Development Banking and Financial Institutions	2.52	2.30	2.03	2.29
Corporates	6.65	5.91	6.10	6.22
Project Finance	5.13	3.64	2.98	3.92
Companies	3.45	2.63	2.02	2.70

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the 1Q of 2021:

Warranty
Average
Cash	66.44%
Debt issued by the Mexican Government	15.98%
Debt issued by Sovereigns other than the Mexico	17.59%

Note: In the event that the credit rating of Banco Santander is lowered, there would be no impact on the amount of real guarantees that the Institution would have to provide, because the guarantee contracts with a threshold greater than 0 are unilateral in favor of the Institution.

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement. In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty. These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement. The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve. There are two types of margins for derivatives:

•	Variation Margin: it refers to collateral delivered by a counterparty to another counterparty in order to meet its obligations under one or more transactions between the parties, as a result of a change in the value of such obligations since the last time those collaterals were delivered.

•	Initial Margin: it refers to the collateral received by a counterparty to cover its current and future exposure in the interval between the last receipt of margin and the settlement of positions or the coverage of market risk after a default by the other counterparty.

Earnings Release | 1Q.2021
Banco Santander México

The control of wrong-way risk is also performed by the counterparty credit risk team. This risk occurs when the "exposure to a counterparty is adversely correlated with the credit quality of that counterparty", in short it arises when default risk and credit exposure increase together. In Banco Santander (Mexico) the deals with wrong-way risk receive a special treatment, they are not included in the netting set and must have an independent CSA, so the exposure is limited.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore, it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander México; this includes:

-	Risk appetite, defined as the level of risk that the Bank is willing to accept

-	Loss annual budget, ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Banco Santander México had an average monthly loss of Ps.41 million for operational risk in general to the first quarter of 2021.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander México has adopted a corporate model for the management of technological risk (which includes cyber risks), integrated into the service and support processes of the technological areas, to identify, evaluate, monitor, control, mitigate and report the technological risks to which the operation is exposed. This model allows the establishment of control measures to reduce the probability of risks materializing or, minimize the impact of those risks.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporaivo de Comercialización”. Those products or services that are modified or

Earnings Release | 1Q.2021
Banco Santander México

extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporaivo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.   Methodology of Valuation

1)    Trading purposes

a)   Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)   Over-the-Counter Markets

i)    Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)   Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a quarter party.

2)     Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.  A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.  The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

Earnings Release | 1Q.2021
Banco Santander México

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)         Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)         Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.         Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.         Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the first quarter of 2021, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Summary of Derivative Financial Instruments
Million Pesos as of March 31st, 2021

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	363,254	321	1,301
Forwards	Equity	Trading	4,698	14	14

Futures	Foreign Currency	Trading	8,291	0	0
Futures	Market Index	Trading	380	0	0

Options	Equity	Trading	2,977	(746)	(531)
Options	Foreign Currency	Trading	139,452	202	1,132
Options	Market Index	Trading	370	27	13

Earnings Release | 1Q.2021
Banco Santander México

Options	Interest Rate	Trading	126,046	(32)	9

Swaps	Cross Currency	Trading	890,850	2,971	1,550
Swaps	Interest Rate	Trading	7,581,503	3,696	6,538
Swaps	Equity	Trading	450	(124)	(157)

Forwards	Foreign Currency	Hedging	68,853	5,255	3,444

Swaps	Cross Currency	Hedging	46,231	(5,740)	(9,430)
Swaps	Interest Rate	Hedging	61,425	(1,494)	(4,662)

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the fourth quarter of 2020, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the first quarter of 2021, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions
CAPS AND FLOORS	421	16
EQUITY FORWARD	0	0
OTC EQ	91	43
OTC FX	1168	245
SWAPTIONS	0	0
FX FORWARD	3815	118
IRS	670	63
CCS	96	30
EQUITY SWAP	0	1

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the first quarter of 2021, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

Earnings Release | 1Q.2021
Banco Santander México

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the first quarter of 2021:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	(1.64)	0.88

Vega Risk factor
	EQ	FX	IR
Total	0.01	1.13	(2.03)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	(0.04)	7

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Earnings Release | 1Q.2021
Banco Santander México

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the first quarter of 2021:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	(13)
Remote scenario	281
Possible scenario	(145)

24. Disclosure of the Liquidity Coverage Ratio

24. Disclosure of the Liquidity Coverage Ratio

On December 31st, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014.

These regulations came into effect on January 1st, 2015.

During the first quarter of 2021, the weighted average CCL for the Bank is 316.00%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Million pesos		Amount unweighted (average)	Weighted amount (average)

Liquidity Assets
1	Total high-quality liquid assets	Not applicable	238,172
Cash Outflows
2	Unsecured retail financing	281,423	15,526
3	Stable funding	252,336	12,617
4	Less stable funding	29,087	2,909
5	Unsecured wholesale funding	414,543	156,839
6	Operational deposits	217,696	49,895
7	Non-operational deposits	173,506	83,603
8	Unsecured debt	23,341	23,341
9	Secured wholesale funding	Not applicable	472
10	Additional requirements:	201,604	21,478
11	Outflows related to derivatives exposures and other collateral requirements	40,797	11,732
12	Outflows related to loss of funding on debt products	0	0
13	Credit and liquidity facilities	160,806	9,747
14	Other contractual funding obligations	84,446	393
15	Other contingent funding obligations	10,478	10,478
16	Total Cash Out	Not applicable	205,186
Cash Inflows
17	Cash inflows secured transactions	69,951	2,292
18	Cash inflows from operations unsecured	142,291	115,898
19	Other cash inflows	5,373	5,373
20	Total Cash Inflows	217,614	123,564
	Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	238,172
22	Total Net Cash Out	Not applicable	82,820
23	Liquidity Coverage Ratio	Not applicable	316.00%

The presented numbers are subject to review and therefore they might suffer changes.

Earnings Release | 1Q.2021
Banco Santander México

Notes related to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	90 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	The CCL shows a slight increase compared to the previous quarter, due to a contraction in the credit portfolio and despite the fact that there was also a decrease in deposits due to seasonality, the latter generated a reduction in the net outflows of the coefficient.

c)	Changes of major components within the quarter report.

•	The CCL shows a slight increase compared to the previous quarter, due to a contraction in the credit portfolio and despite the fact that there was also a decrease in deposits due to seasonality, the latter generated a reduction in the net outflows of the coefficient.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)	Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", and any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 4Q20, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

Earnings Release | 1Q.2021
Banco Santander México

31/12/2020	Term	Amount
Million pesos
Consolidated	90 days	299,859
Local Currency	90 days	124,609
Foreign Currency	30 days	167,196

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of December 31, 2020. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

Million pesos	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive

Money Market	144,565	32,636	0	10	0	0	0	0	111,919
Loans	906,434	53,486	86,614	70,534	103,026	252,900	113,424	225,978	473
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	2,324	0	0	0	0	0	0	0	2,324
Securities	621,219	81,245	5,776	18,753	16,306	124,401	59,352	96,046	219,339
Permanent	17,848	0	0	0	0	0	0	0	17,848
Other Balance Sheet Assets	2,432,203	0	0	0	0	0	0	0	2,432,203
Total Balance Sheet Assets	4,124,592	167,367	92,391	89,297	119,332	377,301	172,776	322,024	2,784,105
Money Market	(350,879)	(136,167)	(25)	0	0	(35)	0	0	(214,652)
Deposits	(765,648)	(188,768)	(36,499)	(22,885)	(26,267)	(78,592)	(62,686)	(349,951)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(237,778)	(7,804)	(13,606)	(23,355)	(32,978)	(88,412)	(41,763)	(8,307)	(21,553)
Equity	(158,338)	0	0	0	0	0	0	0	(158,338)
Other Balance Sheet Liabilities	(2,421,686)	0	0	0	0	0	0	0	(2,421,686)
Total Balance Sheet Liabilities	(3,934,329)	(332,739)	(50,130)	(46,241)	(59,245)	(167,039)	(104,449)	(358,258)	(2,816,229)
Total Balance Sheet Gap	190,263	(165,373)	42,261	43,056	60,087	210,262	68,328	(36,234)	(32,123)
Total Off-Balance Sheet Gap	(3,137)	(18,378)	(431)	(337)	233	3,417	(1,112)	(494)	13,964
Total Structural Gap		(116,886)	41,513	42,322	59,443	213,636	67,216	(36,728)	(83,411)
Accumulated Gap		(109,173)	(75,373)	(33,051)	18,394	240,029	307,245	270,517	187,106

II.Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

Earnings Release | 1Q.2021
Banco Santander México

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

On April 8th the Banking Liquidity Regulatory Committee held a meeting and approved some exceptions to the established Liquidity Requirements (CCL). Those exceptions are listed below:

•	Liquid assets that were eligible as liquid assets as of February 28th, 2020 may continue to be considered as such, even if they would otherwise no longer be eligible as a result of the volatility in financial markets in recent weeks.

•	The liquidity reserves calculation for potential margin calls and valuation changes of portfolios of derivatives (LBA) may exclude data for March 2020.

•	Temporary exceptions are granted to some corrective measures indicated in the Liquidity Requirements, like not considering an institution to not comply with the CCL if it is classified in scenarios III, IV or V of the Liquidity Requirements. The aforementioned exceptions initially was in place for six months starting on February 28th, 2020, however Banxico and the CNBV has so far determined extend it to October 2021.

By applying some of the exceptions mentioned, the CCL is 316.00%, according to the format reported above.

25. Underlying Assets

25. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on a monthly basis at the Internet site https://www.santander.com.mx/personas/regulacion/titulos.html ,the information regarding the behavior of the Underlying Assets of the Series in effect.

Indexes

Index	Ticker Symbol
Eurostoxx 50	SX5E
i)	Eurostoxx 50

Eurostoxx 50 is a stock index of the European zone designed by Stoxx Ltd, an index supplier of Deutsche Böese and SIX Group. Its goal is to provide a “blue chip” representation of the leaders of the European zone.

Methodology

The index universe is defined as all the components of the 19 Euro Stoxx indexes of the supersector. The components stocks are ranked regarding the shares outstanding. The more floating shares are added to the selection list until the coverage is closed, but without not exceeding 60% of the free floatation from the Total Euro Stoxx Market Index (TMI). If the following ordered stocks have a coverage of nearly 60% in absolute terms, then they will be added to the selected list.

Earnings Release | 1Q.2021
Banco Santander México

Any remaining stock that is an actual component of the index is added to the selection list.

The listed stocks are ordered from the highest to the lowest. The actions in the list are ordered from highest to lowest shares. In exceptional cases, the Oversight Committee may add or remove stocks to the list.

Selection of the shares:

• The 40 stocks with more outstanding shares in the selection list are chosen as components.
• Any remaining component of the Euro Stoxx 50 index place between 41 and 60 is added as index component
• If the number of components is still less than 50 , then the actions with the highest number of shares outstanding are added to make 50 shares.

Frequency of Review
The index composition is reviewed annually in September. The components are monitored monthly.

Weighting
The index is weighted by market capitalization of free float. The weight of each component is capped to 10% of the free float market. Free float weights are reviewed quarterly.

Here the list of values in the sample:

Ticker	Name	Ticker	Name
OR FP Equity	L'Oreal SA	ISP IM Equity	Intesa Sanpaolo SpA
DG FP Equity	Vinci SA	ENI IM Equity	Eni SpA
BBVA SQ Equity	Banco Bilbao Vizcaya Argentaria SA	ENGI FP Equity	Engie SA
SAN SQ Equity	Banco Santander SA	ORA FP Equity	Orange SA
ASML NA Equity	ASML Holding NV	ABI BB Equity	Anheuser-Busch InBev SA/NV
URW NA Equity	Unibail-Rodamco-Westfield	SAN FP Equity	Sanofi
PHIA NA Equity	Koninklijke Philips NV	GLE FP Equity	Societe Generale SA
TEF SQ Equity	Telefonica SA	ENEL IM Equity	Enel SpA
FP FP Equity	TOTAL SA	NOKIA FH Equity	Nokia OYJ
AI FP Equity	Air Liquide SA	SU FP Equity	Schneider Electric SE
CS FP Equity	AXA SA	ALV GY Equity	Allianz SE
BNP FP Equity	BNP Paribas SA	AIR FP Equity	Airbus SE
BN FP Equity	Danone SA	BAYN GY Equity	Bayer AG
VIV FP Equity	Vivendi SA	BMW GY Equity	Bayerische Motoren Werke AG
EL FP Equity	EssilorLuxottica SA	CRH ID Equity	CRH PLC
MC FP Equity	LVMH Moet Hennessy Louis Vuitton SE	BAS GY Equity	BASF SE
KER FP Equity	Kering SA	SIE GY Equity	Siemens AG
AMS SQ Equity	Amadeus IT Group SA	VOW3 GY Equity	Volkswagen AG
SAF FP Equity	Safran SA	MUV2 GY Equity	Munich Re
AD NA Equity	Koninklijke Ahold Delhaize NV	FRE GY Equity	Fresenius SE & Co KGaA
UNA NA Equity	Unilever NV	SAP GY Equity	SAP SE
IBE SQ Equity	Iberdrola SA	ADS GY Equity	adidas AG
INGA NA Equity	ING Groep NV	DTE GY Equity	Deutsche Telekom AG
LIN GY Equity	Linde PLC	DPW GY Equity	Deutsche Post AG
ITX SQ Equity	Industria de Diseño Textil SA	DAI GY Equity	Daimler AG

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.stoxx.com

Historical Evolution:

Earnings Release | 1Q.2021
Banco Santander México

Comparison base: March 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	2,697.44	3,290.52	637,363,177.18
2017	3,230.68	3,697.40	480,238,812.63
2018	2,937.36	3,672.29	495,509,098.11
2019	2,954.66	3,782.27	450,435,611.05
2020	2,385.82	3,865.18	518,941,433.31
1° Sem. 2019	2,954.66	3,514.62	473,592,625.64
2° Sem. 2019	3,282.78	3,782.27	427,656,156.48
1° Sem. 2020	2,385.82	3,865.18	629,402,342.08
2° Sem. 2020	2,958.21	3,581.37	409,681,186.58
October 2020	2,958.21	3,298.12	349,443,229.32
November 2020	2,958.21	3,527.79	490,008,182.83
December 2020	3,448.68	3,581.37	356,069,954.65
January 2021	3,481.44	3,645.05	361,690,634.39
February 2021	3,530.85	3,734.20	407,596,249.29
March 2021	3,669.54	3,926.20	401,005,656.68

Historical Volatility:

Earnings Release | 1Q.2021
Banco Santander México

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

SXE108R DC063

Earnings Release | 1Q.2021
Banco Santander México

Market price	Observed price	Payment rights (MXN)
1.00	38.37	Ps. 90.00
6.00	230.19	Ps. 90.00
11.00	422.02	Ps. 90.00
16.00	613.85	Ps. 90.00
21.00	805.67	Ps. 90.00
26.00	997.50	Ps. 90.00
31.00	1189.33	Ps. 90.00
36.00	1381.15	Ps. 90.00
41.00	1572.98	Ps. 90.00
46.00	1764.81	Ps. 90.00
51.00	1956.64	Ps. 90.00
56.00	2148.46	Ps. 90.00
61.00	2340.29	Ps. 90.00
66.00	2532.12	Ps. 90.00
71.00	2723.94	Ps. 90.00
76.00	2915.77	Ps. 90.00
81.00	3107.60	Ps. 90.00
86.00	3299.42	Ps. 90.00
91.00	3491.25	Ps. 91.00
96.00	3683.08	Ps. 96.00
101.00	3874.91	Ps. 125.00
106.00	4066.73	Ps. 125.00
111.00	4258.56	Ps. 125.00
116.00	4450.39	Ps. 125.00
121.00	4642.21	Ps. 125.00
126.00	4834.04	Ps. 126.00
131.00	5025.87	Ps. 131.00
136.00	5217.69	Ps. 136.00
141.00	5409.52	Ps. 141.00
146.00	5601.35	Ps. 146.00
151.00	5793.18	Ps. 151.00
156.00	5985.00	Ps. 156.00
161.00	6176.83	Ps. 161.00
166.00	6368.66	Ps. 166.00
171.00	6560.48	Ps. 171.00
176.00	6752.31	Ps. 176.00
181.00	6944.14	Ps. 181.00
186.00	7135.96	Ps. 186.00
191.00	7327.79	Ps. 191.00
196.00	7519.62	Ps. 196.00
201.00	7711.45	Ps. 201.00
206.00	7903.27	Ps. 206.00
211.00	8095.10	Ps. 211.00
216.00	8286.93	Ps. 216.00
221.00	8478.75	Ps. 221.00
226.00	8670.58	Ps. 226.00
231.00	8862.41	Ps. 231.00

Stocks

For more information regarding stocks, investors may consult the following Internet sites:

www.bmv.com.mx

www.bloomberg.com

Earnings Release | 1Q.2021
Banco Santander México

Bloomberg page does not constitute a part of the prospectus and consequently, the Commission did not review it.

Some Issuers have a Market Maker. The effect of the performance of the market maker is reflected as an increase in the levels of operation and an improvement in the bid-offer spread of the prices of the stocks of the corresponding Issuer.

Stock	Ticker
Facebook, Inc.	FB*
Energy Select Sector SPDR	XLE*
iShares China Large-Cap ETF	FXI*
The Coca-Cola Company	KO*
Paypal Holdings, Inc.	PYPL*
Intel Corporation	INTC*
Health Care Sector SPDR	XLV*
The Walt Disney Company	DIS*
Alibaba Group Holding Limited	BABA N
Materials Select Sector SPDR	XLB*

(i)	Facebook Inc. (FB*)

Stock Market where it is quoted:

Nasdaq

Description:

Facebook, Inc. operates a social networking website. The Company website allows people to communicate with their family, friends, and coworkers. Facebook develops technologies that facilitate the sharing of information, photographs, website links, and videos. Facebook users have the ability to share and restrict information based on their own specific criteria.

Historical Evolution:

Comparison base: March 31, 2016

Earnings Release | 1Q.2021
Banco Santander México

Period	Minimum price	Maximum price	Average (securities)
2016	108.76	133.28	22,011,984.83
2017	115.05	183.03	16,674,596.54
2018	124.06	217.50	27,262,166.58
2019	131.09	208.10	16,094,515.08
2020	146.01	303.91	22,624,224.43
1° Sem. 2019	131.09	195.47	18,274,490.02
2° Sem. 2019	174.60	208.10	13,950,083.22
1° Sem. 2020	146.01	242.24	23,485,350.38
2° Sem. 2020	230.12	303.91	21,772,458.53
October 2020	258.12	284.79	20,346,506.65
November 2020	261.36	294.68	17,233,754.97
December 2020	267.09	287.52	15,741,876.84
January 2021	245.64	282.05	22,837,847.81
February 2021	254.69	273.97	16,945,027.89
March 2021	255.31	294.53	22,755,329.39

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2021
Banco Santander México

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

FBK111L DC079

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
13.38	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
26.77	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
40.15	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
53.53	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
66.92	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
80.30	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
93.68	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
107.07	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
120.45	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
133.84	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
147.22	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
160.60	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
173.99	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
187.37	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
200.75	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
214.14	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
227.52	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
240.90	90.00	Ps. 3.08	Ps. 0.00	Ps. 103.08
254.29	95.00	Ps. 3.08	Ps. 0.00	Ps. 103.08
267.67	100.00	Ps. 0.00	Ps. 103.08	Ps. 103.08
281.05	105.00	Ps. 0.00	Ps. 103.08	Ps. 103.08
294.44	110.00	Ps. 0.00	Ps. 103.08	Ps. 103.08
307.82	115.00	Ps. 0.00	Ps. 103.08	Ps. 103.08
321.20	120.00	Ps. 0.00	Ps. 103.08	Ps. 103.08
334.59	125.00	Ps. 0.00	Ps. 103.08	Ps. 103.08
347.97	130.00	Ps. 0.00	Ps. 103.08	Ps. 103.08
361.35	135.00	Ps. 0.00	Ps. 103.08	Ps. 103.08
374.74	140.00	Ps. 0.00	Ps. 103.08	Ps. 103.08

Earnings Release | 1Q.2021
Banco Santander México

(ii)	Energy Select Sector SPDR (XLE*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

The Energy Select Sector SPDR Fund is a US Stock Exchange traded fund. The ETF tracks the performance of the Energy Select Sector Index. The ETF holds large-cap US energy stocks. It invests in companies that develop and produce crude oil and natural gas, provide drilling and other related services. The holdings are weighted by market capitalization.

Historical Evolution:

Comparison base: March 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	60.20	77.83	14,896,886.25
2017	62.00	76.17	13,524,920.30
2018	53.84	78.91	16,220,791.77
2019	55.85	68.61	14,052,817.93
2020	23.57	60.87	30,330,118.95
1° Sem. 2019	57.35	68.61	14,053,795.99
2° Sem. 2019	55.85	64.44	14,051,855.81
1° Sem. 2020	23.57	60.87	32,986,907.84
2° Sem. 2020	27.71	41.60	27,702,208.20
October 2020	27.71	31.29	27,011,876.39
November 2020	28.72	40.31	38,228,047.17
December 2020	36.93	41.60	30,401,273.84
January 2020	37.90	44.48	33,125,870.23
February 2021	39.60	50.29	31,891,476.04
March 2021	47.83	53.57	39,083,280.00

Earnings Release | 1Q.2021
Banco Santander México

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

XLE110R DC013

Earnings Release | 1Q.2021
Banco Santander México

Market price	Observed price	Payment rights (MXN)
0	0	Ps.90.00
1.14	3.00	Ps.90.00
2.28	6.00	Ps.90.00
3.42	9.00	Ps.90.00
4.56	12.00	Ps.90.00
5.70	15.00	Ps.90.00
6.84	18.00	Ps.90.00
7.98	21.00	Ps.90.00
9.12	24.00	Ps.90.00
10.26	27.00	Ps.90.00
11.40	30.00	Ps.90.00
12.54	33.00	Ps.90.00
13.68	36.00	Ps.90.00
14.82	39.00	Ps.90.00
15.96	42.00	Ps.90.00
17.10	45.00	Ps.90.00
18.24	48.00	Ps.90.00
19.38	51.00	Ps.90.00
20.52	54.00	Ps.90.00
21.66	57.00	Ps.90.00
22.80	60.00	Ps.90.00
23.94	63.00	Ps.90.00
25.08	66.00	Ps.90.00
26.22	69.00	Ps.90.00
27.36	72.00	Ps.90.00
28.50	75.00	Ps.90.00
29.64	78.00	Ps.90.00
30.78	81.00	Ps.90.00
31.92	84.00	Ps.90.00
33.06	87.00	Ps.90.00
34.20	90.00	Ps.90.00
35.34	93.00	Ps.93.00
36.48	96.00	Ps.96.00
37.62	99.00	Ps.99.00
38.76	102.00	Ps.102.00
39.90	105.00	Ps.105.00
41.04	108.00	Ps.108.00
42.18	111.00	Ps.111.00
43.32	114.00	Ps.114.00
44.46	117.00	Ps.117.00
45.60	120.00	Ps.120.00
46.74	123.00	Ps.123.00
47.88	126.00	Ps.126.00
49.02	129.00	Ps.129.00
50.16	132.00	Ps.132.00
51.30	135.00	Ps.135.00
52.44	138.00	Ps.112.00
53.58	141.00	Ps.112.00
54.72	144.00	Ps.112.00
55.86	147.00	Ps.112.00
57.00	150.00	Ps.112.00
58.14	153.00	Ps.112.00

(iii)	iShares China Large-Cap (FXI*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

Earnings Release | 1Q.2021
Banco Santander México

iShares China Large-Cap ETF (FXI *) is an exchange-traded fund incorporated in the US. The ETF tracks the FTSE China 50 index, investing in large cap stocks. Its investments are focused on the financial, oil and gas, technology and communication sectors. The ETF uses a representative indexing sampling, investing at least 90% of its assets in the underlying index.

Historical Evolution:

Comparison base: March 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	31.24	39.04	20,863,751.20
2017	34.71	48.32	13,563,276.53
2018	38.26	54.00	28,275,772.58
2019	37.67	45.85	26,581,149.38
2020	33.91	48.62	24,765,175.44
1° Sem. 2019	38.09	45.85	29,051,652.97
2° Sem. 2019	37.67	43.71	24,150,925.73
1° Sem. 2020	33.91	45.28	31,917,397.20
2° Sem. 2020	40.16	48.62	17,690,695.22
October 2020	42.03	45.13	16,169,208.35
November 2020	44.10	48.62	15,826,639.50
December 2020	44.85	47.48	12,036,609.48
January 2020	46.30	52.90	17,139,066.58
February 2021	49.07	54.47	14,370,240.43
March 2021	45.11	50.37	22,089,582.74

Earnings Release | 1Q.2021
Banco Santander México

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

FXI106R DC030

Earnings Release | 1Q.2021
Banco Santander México

Market price	Observed price	Payment rights (MXN)
0	0	Ps. 90.00
2.02	5.00	Ps. 90.00
4.05	10.00	Ps. 90.00
6.07	15.00	Ps. 90.00
8.09	20.00	Ps. 90.00
10.12	25.00	Ps. 90.00
12.14	30.00	Ps. 90.00
14.16	35.00	Ps. 90.00
16.19	40.00	Ps. 90.00
18.21	45.00	Ps. 90.00
20.24	50.00	Ps. 90.00
22.26	55.00	Ps. 90.00
24.28	60.00	Ps. 90.00
26.31	65.00	Ps. 90.00
28.33	70.00	Ps. 90.00
30.35	75.00	Ps. 90.00
32.38	80.00	Ps. 90.00
34.40	85.00	Ps. 90.00
36.42	90.00	Ps. 90.00
38.45	95.00	Ps. 95.00
40.47	100.00	Ps.100.00
42.49	105.00	Ps.107.50
43.30	107.00	Ps.110.50
44.52	110.00	Ps.115.00
45.33	112.00	Ps.118.00
46.14	114.00	Ps.110.00
48.16	119.00	Ps.110.00
50.18	124.00	Ps.110.00
52.21	129.00	Ps.110.00
54.23	134.00	Ps.110.00
56.25	139.00	Ps.110.00
58.28	144.00	Ps.110.00
60.30	149.00	Ps.110.00
62.32	154.00	Ps.110.00
64.35	159.00	Ps.110.00
66.37	164.00	Ps.110.00
68.39	169.00	Ps.110.00
70.42	174.00	Ps.110.00
72.44	179.00	Ps.110.00
74.46	184.00	Ps.110.00
76.49	189.00	Ps.110.00
78.51	194.00	Ps.110.00
80.54	199.00	Ps.110.00
82.56	204.00	Ps.110.00
84.58	209.00	Ps.110.00
86.61	214.00	Ps.110.00
88.63	219.00	Ps.110.00

Earnings Release | 1Q.2021
Banco Santander México

FXI107R DC031

Market price	Observed price	Payment rights (MXN)
0	0	Ps.90.00
2.00	5.00	Ps.90.00
4.01	10.00	Ps.90.00
6.01	15.00	Ps.90.00
8.01	20.00	Ps.90.00
10.01	25.00	Ps.90.00
12.02	30.00	Ps.90.00
14.02	35.00	Ps.90.00
16.02	40.00	Ps.90.00
18.02	45.00	Ps.90.00
20.03	50.00	Ps.90.00
22.03	55.00	Ps.90.00
24.03	60.00	Ps.90.00
26.03	65.00	Ps.90.00
28.04	70.00	Ps.90.00
30.04	75.00	Ps.90.00
32.04	80.00	Ps.90.00
34.04	85.00	Ps.90.00
36.05	90.00	Ps.90.00
38.05	95.00	Ps.95.00
40.05	100.00	Ps.100.00
42.05	105.00	Ps.107.50
42.85	107.00	Ps.110.50
44.06	110.00	Ps.115.00
44.86	112.00	Ps.118.00
45.66	114.00	Ps.110.00
47.66	119.00	Ps.110.00
49.66	124.00	Ps.110.00

Earnings Release | 1Q.2021
Banco Santander México

Market price	Observed price	Payment rights (MXN)
51.66	129.00	Ps.110.00
53.67	134.00	Ps.110.00
55.67	139.00	Ps.110.00
57.67	144.00	Ps.110.00
59.67	149.00	Ps.110.00
61.68	154.00	Ps.110.00
63.68	159.00	Ps.110.00
65.68	164.00	Ps.110.00
67.68	169.00	Ps.110.00
69.69	174.00	Ps.110.00
71.69	179.00	Ps.110.00
73.69	184.00	Ps.110.00
75.69	189.00	Ps.110.00
77.70	194.00	Ps.110.00
79.70	199.00	Ps.110.00
81.70	204.00	Ps.110.00
83.70	209.00	Ps.110.00
85.71	214.00	Ps.110.00
87.71	219.00	Ps.110.00

(iv) The Coca-Cola Company (KO*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

The Coca-Cola Company (KO*) manufactures, markets and distributes soft drink concentrate and syrups. The company also distributes and markets juice and juice-drink products. Coca-Cola distributes its products to retailers and wholesalers in the United States and internationally.

Historical Evolution:

Comparison base: March 31, 2016

Earnings Release | 1Q.2021
Banco Santander México

Period	Minimum price	Maximum price	Average (securities)
2016	40.17	46.89	12,770,535.97
2017	40.44	47.43	11,442,184.21
2018	41.55	50.51	12,795,458.74
2019	44.69	55.77	12,958,030.36
2020	37.56	60.13	17,193,189.97
1° Sem. 2019	44.69	51.92	14,742,370.71
2° Sem. 2019	51.22	55.77	11,202,782.52
1° Sem. 2020	37.56	60.13	19,636,099.53
2° Sem. 2020	43.91	54.84	14,776,833.78
October 2020	47.96	51.09	13,295,657.39
November 2020	48.06	53.98	15,237,581.47
December 2020	52.04	54.84	14,250,612.61
January 2020	48.15	54.84	22,041,723.61
February 2021	48.48	50.77	15,899,668.29
March 2021	49.90	53.85	22,579,260.00

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

KOC107R DC005

Earnings Release | 1Q.2021
Banco Santander México

Market price	Observed price	Payment rights (MXN)
0	0	Ps.90.00
2.23	5.00	Ps.90.00
4.47	10.00	Ps.90.00
6.70	15.00	Ps.90.00
8.94	20.00	Ps.90.00
11.17	25.00	Ps.90.00
13.40	30.00	Ps.90.00
15.64	35.00	Ps.90.00
17.87	40.00	Ps.90.00
20.11	45.00	Ps.90.00
22.34	50.00	Ps.90.00
24.57	55.00	Ps.90.00
26.81	60.00	Ps.90.00
29.04	65.00	Ps.90.00
31.28	70.00	Ps.90.00
33.51	75.00	Ps.90.00
35.74	80.00	Ps.90.00
37.98	85.00	Ps.90.00
40.21	90.00	Ps.90.00
42.45	95.00	Ps.95.00
44.68	100.00	Ps.100.00
46.91	105.00	Ps.107.50
47.81	107.00	Ps.110.50
49.15	110.00	Ps.115.00
50.04	112.00	Ps.118.00
50.94	114.00	Ps.121.00

Earnings Release | 1Q.2021
Banco Santander México

Market price	Observed price	Payment rights (MXN)
51.38	115.00	Ps.110.00
53.62	120.00	Ps.110.00
55.85	125.00	Ps.110.00
58.08	130.00	Ps.110.00
60.32	135.00	Ps.110.00
62.55	140.00	Ps.110.00
64.79	145.00	Ps.110.00
67.02	150.00	Ps.110.00
69.25	155.00	Ps.110.00
71.49	160.00	Ps.110.00
73.72	165.00	Ps.110.00
75.96	170.00	Ps.110.00
78.19	175.00	Ps.110.00
80.42	180.00	Ps.110.00
82.66	185.00	Ps.110.00
84.89	190.00	Ps.110.00
87.13	195.00	Ps.110.00
89.36	200.00	Ps.110.00
91.59	205.00	Ps.110.00
93.83	210.00	Ps.110.00
96.06	215.00	Ps.110.00

(v) PayPal Holdings, Inc. (PYPL*)

Stock Market where it is quoted:

Nasdaq

Description:

PayPal Holdings, Inc. provides a technology platform that enables digital and mobile payments for consumers and merchants. Offers solutions for online payments. Serves clients all over the world.

Earnings Release | 1Q.2021
Banco Santander México

Historical Evolution:

Comparison base: March 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	34.20	44.15	8,383,456.67
2017	39.31	78.57	7,755,856.77
2018	71.73	93.07	9,099,226.95
2019	82.09	121.30	6,802,127.56
2020	85.26	243.49	8,792,352.13
1° Sem. 2019	82.09	118.79	6,952,901.52
2° Sem. 2019	96.64	121.30	6,653,811.88
1° Sem. 2020	85.26	174.23	9,256,262.07
2° Sem. 2020	169.81	243.49	8,333,484.69
October 2020	186.13	213.07	7,939,336.68
November 2020	179.81	214.46	11,072,450.67
December 2020	210.80	243.49	6,819,865.10
January 2020	226.83	252.00	7,571,983.52
February 2021	241.85	304.79	11,722,682.68
March 2021	226.09	273.63	9,673,425.32

Earnings Release | 1Q.2021
Banco Santander México

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

PYL109L DC019

Market price	Observed price	Payment rights 1 to 5 (MXN)	Payment rights 6 (MXN)
0.00	0.00	Ps. 0.00	Ps. 0.00
12.69	5.00	Ps. 0.00	Ps. 5.00
25.38	10.00	Ps. 0.00	Ps. 10.00
38.07	15.00	Ps. 0.00	Ps. 15.00
50.77	20.00	Ps. 0.00	Ps. 20.00
63.46	25.00	Ps. 0.00	Ps. 25.00
76.15	30.00	Ps. 0.00	Ps. 30.00
88.84	35.00	Ps. 0.00	Ps. 35.00
101.53	40.00	Ps. 0.00	Ps. 40.00
114.22	45.00	Ps. 0.00	Ps. 45.00
126.92	50.00	Ps. 0.00	Ps. 50.00
139.61	55.00	Ps. 0.00	Ps. 55.00
152.30	60.00	Ps. 0.00	Ps. 60.00

Earnings Release | 1Q.2021
Banco Santander México

164.99	65.00	Ps. 0.00	Ps. 65.00
177.68	70.00	Ps. 0.00	Ps. 70.00
190.37	75.00	Ps. 0.00	Ps. 75.00
203.06	80.00	Ps. 0.00	Ps. 80.00
215.76	85.00	Ps. 0.00	Ps. 85.00
228.45	90.00	Ps. 0.00	Ps. 100.00
241.14	95.00	Ps. 0.00	Ps. 100.00
253.83	100.00	Ps. 102.86	Ps. 102.86
266.52	105.00	Ps. 102.86	Ps. 102.86
279.21	110.00	Ps. 102.86	Ps. 102.86
291.90	115.00	Ps. 102.86	Ps. 102.86
304.60	120.00	Ps. 102.86	Ps. 102.86
317.29	125.00	Ps. 102.86	Ps. 102.86
329.98	130.00	Ps. 102.86	Ps. 102.86
342.67	135.00	Ps. 102.86	Ps. 102.86
355.36	140.00	Ps. 102.86	Ps. 102.86

(vi) Intel Corporation (INTC*)

Stock Market where it is quoted:

Nasdaq

Description:

Intel Corporation designs, manufactures, and sells computer components and related products. The company's main products include microprocessors, chip sets, embedded processors, microcontrollers, flash memory, graphics, networking and communications, systems management, software products, conferencing and digital imaging.

Historical Evolution:

Comparison base: March 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	29.63	38.10	21,915,436.38
2017	33.46	47.56	24,190,031.49
2018	42.42	57.08	30,219,890.01
2019	43.46	60.08	23,182,203.39
2020	44.11	68.47	32,956,109.44
1° Sem. 2019	43.46	58.82	25,726,232.57
2° Sem. 2019	44.96	60.08	20,679,652.95

Earnings Release | 1Q.2021
Banco Santander México

1° Sem. 2020	44.61	68.47	29,363,836.32
2° Sem. 2020	44.11	61.15	36,509,336.11
October 2020	44.11	54.58	36,356,822.87
November 2020	44.28	48.35	32,186,763.70
December 2020	46.17	51.99	41,818,463.10
January 2020	49.67	62.46	48,869,326.19
February 2021	56.69	63.19	27,495,382.36
March 2021	58.33	65.78	34,500,433.84

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

INT112R DC006

Earnings Release | 1Q.2021
Banco Santander México

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
5.00	2.57	Ps. 90.00
10.00	5.13	Ps. 90.00
15.00	7.70	Ps. 90.00
20.00	10.27	Ps. 90.00
25.00	12.83	Ps. 90.00
30.00	15.40	Ps. 90.00
35.00	17.97	Ps. 90.00
40.00	20.53	Ps. 90.00
45.00	23.10	Ps. 90.00
50.00	25.67	Ps. 90.00
55.00	28.23	Ps. 90.00
60.00	30.80	Ps. 90.00
65.00	33.36	Ps. 90.00
70.00	35.93	Ps. 90.00
75.00	38.50	Ps. 90.00
80.00	41.06	Ps. 90.00
85.00	43.63	Ps. 90.00
90.00	46.20	Ps. 90.00
95.00	48.76	Ps. 95.00
100.00	51.33	Ps. 100.00
105.00	53.90	Ps. 108.00
110.00	56.46	Ps. 116.00
115.01	59.03	Ps. 124.02
118.01	60.57	Ps. 110.00
120.01	61.60	Ps. 110.00
121.01	62.11	Ps. 110.00
122.01	62.63	Ps. 110.00
123.01	63.14	Ps. 110.00
124.01	63.65	Ps. 110.00

(vii) The Walt Disney Company (DIS*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

The Walt Disney Company is an entertainment company with operations in media networks, theme parks and consumer products, cinematic entertainment, consumer networks and channels. Serves clients all over the world.

Earnings Release | 1Q.2021
Banco Santander México

Historical Evolution:

Comparison base: March 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	90.83	106.60	7,708,051.45
2017	96.93	115.84	7,435,943.98
2018	98.54	118.90	8,073,258.28
2019	106.33	151.64	10,296,793.99
2020	85.76	181.18	14,799,072.92
1° Sem. 2019	106.33	142.02	11,572,531.51
2° Sem. 2019	128.15	151.64	9,041,856.54
1° Sem. 2020	85.76	148.20	18,100,339.09
2° Sem. 2020	112.18	181.18	11,533,690.08
October 2020	118.47	128.96	8,407,424.32
November 2020	120.13	151.49	11,456,340.10
December 2020	149.44	181.18	17,878,175.35
January 2020	163.03	181.18	9,731,191.52
February 2021	170.97	197.51	14,302,056.46
March 2021	184.52	201.91	13,203,457.39

Earnings Release | 1Q.2021
Banco Santander México

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

DIS201L DC028

Earnings Release | 1Q.2021
Banco Santander México

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
8.64	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
17.28	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
25.92	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
34.56	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
43.20	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
51.83	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
60.47	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
69.11	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
77.75	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
86.39	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
95.03	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
103.67	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
112.31	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
120.95	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
129.59	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
138.22	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
146.86	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
155.50	90.00	Ps. 2.52	Ps. 0.00	Ps. 102.52
164.14	95.00	Ps. 2.52	Ps. 0.00	Ps. 102.52
172.78	100.00	Ps. 0.00	Ps. 102.52	Ps. 102.52
181.42	105.00	Ps. 0.00	Ps. 102.52	Ps. 102.52
190.06	110.00	Ps. 0.00	Ps. 102.52	Ps. 102.52
198.70	115.00	Ps. 0.00	Ps. 102.52	Ps. 102.52
207.34	120.00	Ps. 0.00	Ps. 102.52	Ps. 102.52
215.98	125.00	Ps. 0.00	Ps. 102.52	Ps. 102.52
224.61	130.00	Ps. 0.00	Ps. 102.52	Ps. 102.52
233.25	135.00	Ps. 0.00	Ps. 102.52	Ps. 102.52
241.89	140.00	Ps. 0.00	Ps. 102.52	Ps. 102.52

(viii) Materials Select Sector SPDR (XLB*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

Materials Select Sector SPDR Trust is an exchange-traded fund incorporated in the USA. Its objective is to provide investment results that correspond to the performance of the Materials Select Sector Index. It includes companies in the following industries: chemicals, building materials, containers, and packaging.

Earnings Release | 1Q.2021
Banco Santander México

Historical Evolution:

Comparison base: March 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	44.23	51.50	5,192,232.38
2017	49.70	60.64	4,175,340.55
2018	47.34	64.09	7,369,055.30
2019	49.34	61.42	6,258,772.69
2020	38.35	72.39	7,593,030.42
1° Sem. 2019	49.34	58.50	7,074,720.20
2° Sem. 2019	54.95	61.42	5,456,128.67
1° Sem. 2020	38.35	61.42	9,156,436.07
2° Sem. 2020	56.47	72.39	6,046,618.31
October 2020	61.94	66.51	7,379,296.65
November 2020	63.18	72.09	6,053,089.77
December 2020	70.00	72.39	4,041,261.19
January 2020	70.64	77.48	8,268,420.13
February 2021	71.47	76.26	6,458,883.71
March 2021	73.62	79.69	8,090,353.35

Earnings Release | 1Q.2021
Banco Santander México

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

XLB202R DC001

Earnings Release | 1Q.2021
Banco Santander México

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
10.00	7.06	Ps. 90.00
20.00	14.13	Ps. 90.00
30.00	21.19	Ps. 90.00
40.00	28.26	Ps. 90.00
50.00	35.32	Ps. 90.00
60.00	42.38	Ps. 90.00
70.00	49.45	Ps. 90.00
80.00	56.51	Ps. 90.00
90.00	63.58	Ps. 90.00
95.00	67.11	Ps. 95.00
96.00	67.81	Ps. 96.00
97.00	68.52	Ps. 97.00
98.00	69.23	Ps. 98.00
99.00	69.93	Ps. 99.00
100.00	70.64	Ps. 100.00
105.00	74.17	Ps. 106.75
110.00	77.70	Ps. 113.50
114.51	80.89	Ps. 119.59
115.01	81.24	Ps. 108.50
116.01	81.95	Ps. 108.50
117.01	82.66	Ps. 108.50
118.01	83.36	Ps. 108.50
119.01	84.07	Ps. 108.50
120.01	84.78	Ps. 108.50

(ix) Health Care Select Sector SPDR Fund (XLV*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

Materials Select Sector SPDR Trust is an exchange-traded fund incorporated in the USA. Its objective is to provide investment results that correspond to the performance of the Materials Select Sector Index. It includes companies in the following industries: chemicals, building materials, containers, and packaging.

Historical Evolution:

Comparison base: March 31, 2016

Earnings Release | 1Q.2021
Banco Santander México

Period	Minimum price	Maximum price	Average (securities)
2016	66.02	75.68	9,919,872.54
2017	68.94	83.98	7,214,044.55
2018	79.55	95.87	9,722,717.68
2019	83.47	103.11	9,885,136.35
2020	74.62	113.44	10,450,181.77
1° Sem. 2019	83.47	93.73	11,570,766.69
2° Sem. 2019	87.95	103.11	8,226,989.13
1° Sem. 2020	74.62	104.73	13,273,916.88
2° Sem. 2020	100.71	113.44	7,657,139.44
October 2020	101.66	109.10	7,577,466.81
November 2020	101.66	112.12	10,106,527.60
December 2020	110.66	113.44	6,193,579.68
January 2020	112.95	118.50	8,706,689.03
February 2021	112.61	117.28	8,571,871.79
March 2021	110.80	117.57	10,441,172.65

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

XLV203R DC010

Earnings Release | 1Q.2021
Banco Santander México

Market price	Observed price	Payment rights
0.00	0.00	Ps. 90.00
5.00	5.63	Ps. 90.00
10.00	11.26	Ps. 90.00
15.00	16.89	Ps. 90.00
20.00	22.52	Ps. 90.00
25.00	28.15	Ps. 90.00
30.00	33.78	Ps. 90.00
35.00	29.28	Ps. 90.00
40.00	45.04	Ps. 90.00
45.00	50.67	Ps. 90.00
50.00	56.31	Ps. 90.00
55.00	61.94	Ps. 90.00
60.00	67.57	Ps. 90.00
65.00	73.20	Ps. 90.00
70.00	78.83	Ps. 90.00
75.00	84.46	Ps. 90.00
80.00	90.09	Ps. 90.00
85.00	95.72	Ps. 90.00
90.00	101.35	Ps. 90.00
95.00	106.98	Ps. 95.00
100.00	112.61	Ps. 100.00
101.00	113.74	Ps. 100.00
102.00	114.86	Ps. 100.00
105.00	118.24	Ps. 103.45
110.00	123.87	Ps. 109.20
115.01	129.51	Ps. 114.96
117.01	131.76	Ps. 117.26
118.01	132.89	Ps. 108.00
120.01	135.14	Ps. 108.00
125.01	140.77	Ps. 108.00
130.01	146.40	Ps. 108.00

(x) Alibaba Group Holding Limited (BABA*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

Alibaba Group Holding Limited operates as a holding company. It offers internet infrastructure, e-commerce, online financial services, and internet content through its subsidiaries. It offers its products and services all over the world.

Earnings Release | 1Q.2021
Banco Santander México

Historical Evolution:

Comparison base: March 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	74.23	109.36	14,576,910.23
2017	87.81	191.19	14,977,632.62
2018	131.89	210.86	20,258,630.77
2019	130.60	216.38	15,983,655.91
2020	176.34	317.14	19,206,193.89
1° Sem. 2019	130.60	195.21	16,045,557.99
2° Sem. 2019	153.67	216.38	15,922,763.10
1° Sem. 2020	176.34	230.48	18,380,656.76
2° Sem. 2020	215.95	317.14	20,022,757.78
October 2020	288.17	317.14	12,134,139.45
November 2020	255.83	310.84	27,383,141.00
December 2020	222.00	267.25	34,809,076.06
January 2020	225.60	265.92	24,350,787.74
February 2021	237.76	270.83	14,890,125.18
March 2021	222.72	241.69	16,743,005.81

Earnings Release | 1Q.2021
Banco Santander México

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

BAB202L DC045

Earnings Release | 1Q.2021
Banco Santander México

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
13.23	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
26.45	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
39.68	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
52.90	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
66.13	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
79.35	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
92.58	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
105.80	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
119.03	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
132.26	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
145.48	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
158.71	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
171.93	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
185.16	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
198.38	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
211.61	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
224.83	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
238.06	90.00	Ps. 3.10	Ps. 0.00	Ps. 103.10
251.28	95.00	Ps. 3.10	Ps. 0.00	Ps. 103.10
264.51	100.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
277.74	105.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
290.96	110.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
304.19	115.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
317.41	120.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
330.64	125.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
343.86	130.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
357.09	135.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
370.31	140.00	Ps. 0.00	Ps. 103.10	Ps. 103.10

Earnings Release | 1Q.2021
Banco Santander México

Hedged Position as of March 31st, 2021

Hedged Position

ISSUERS: SXE108R DC063, XLE110R DC013, FXI106R DC030, FXI107R DC031, KOC107R DC005, FBK111L DC079, INT112R DC006, DIS201L DC028, XLB202R DC001, BAB202L DC045, XLV203R DC010, PYL109L DC019.

Asset Type	Issuer / Series	Number of Shares	Market Price	Beta Coef.	Period in Months used for Beta	Delta Coefic. (For Options and Warrants)	Delta (Shares)	Delta (Securities)
Hedge	SXE108R DC063	808,500	0.00	1.0000	12	0.000128	103.48	103.4831
Hedge	XLE110R DC013	1,360,000	0.00	1.0000	12	0.022591	30,723.39	30,723.3859
Hedge	FXI106R DC030	500,700	0.00	1.0000	12	0.028233	14,136.11	14,136.1076
Hedge	FXI107R DC031	497,000	0.00	1.0000	12	0.025007	12,428.36	12,428.3602
Hedge	KOC107R DC005	236,200	0.00	1.0000	12	0.013249	3,129.30	3,129.2992
Hedge	FBK111L DC079	140,000	0.00	1.0000	12	0.002456	343.83	343.8288
Hedge	INT112R DC006	371,500	0.00	1.0000	12	0.013580	5,044.8738	5,044.8738
Hedge	DIS201L DC028	1,419,750	0.00	1.0000	12	0.004705	6,680.3965	6,680.3965
Hedge	XLB202R DC001	490,000	0.00	1.0000	12	0.014050	6,884.3273	6,884.3273
Hedge	BAB202L DC045	1,219,500	0.00	1.0000	12	0.010080	12,292.2325	12,292.2325
Hedge	XLV203R DC010	267,500	0.00	1.0000	12	0.015832	4,235.1879	4,235.1879
Hedge	PYL109L DC019	200,000	0.00	1.0000	12	0.013294	2,658.7937	2,658.7937
Obligation	SXE108R DC063	808,500	108.61	1.0000	12	(0.000128)	(103.4831)	(103.4831)
Obligation	XLE110R DC013	1,360,000	107.85	1.0000	12	(0.022591)	(30,723.3859)	(30,723.3859)
Obligation	FXI106R DC030	500,700	107.78	1.0000	12	(0.028233)	(14,136.1076)	(14,136.1076)
Obligation	FXI107R DC031	497,000	108.35	1.0000	12	(0.025007)	(12,428.3602)	(12,428.3602)
Obligation	KOC107R DC005	236,200	108.45	1.0000	12	(0.013249)	(3,129.30)	(3,129.2992)
Obligation	FBK111L DC079	140,000	97.72	1.0000	12	(0.002456)	(343.83)	(343.8288)
Obligation	INT112R DC006	371,500	104.37	1.0000	12	(0.013580)	(5,044.87	(5,044.8738)
Obligation	DIS201L DC028	1,419,750	100.91	1.0000	12	(0.004705)	(6,680.40)	(6,680.3965)
Obligation	XLB202R DC001	490,000	102.17	1.0000	12	(0.014050)	(6,884.33)	(6,884.3273)
Obligation	BAB202L DC045	1,219,500	92.39	1.0000	12	(0.010080)	(12,292.23)	(12,292.2325)
Obligation	XLV203R DC010	267,500	101.45	1.0000	12	(0.015832)	(4,235.1879)	(4,235.1879)
Obligation	PYL109L DC019	200,000	92.64	1.0000	12	(0.013294)	(2,658.7937)	(2,658.7937)

Earnings Release | 1Q.2021
Banco Santander México

Delta as Issuers
Issuer / Series	Asset Type	Total
SXE108R DC063	Hedge	103.483060
	Obligation	(103.483060)
XLE110R DC013	Hedge	30,723.385850
	Obligation	(30,723.385850)
FXI106R DC030	Hedge	14,136.107570
	Obligation	(14,136.107570)
FXI107R DC031	Hedge	12,428.360210
	Obligation	(12,428.360210)
KOC107R DC005	Hedge	3,129.299200
	Obligation	(3,129.299200)
FBK111L DC079	Hedge	343.828750
	Obligation	(343.828750)
INT112R DC006	Hedge	5,044.873790
	Obligation	(5,044.873790)
DIS201L DC028	Hedge	6,680.396450
	Obligation	(6,680.396450)
XLB202R DC001	Hedge	6,884.327270
	Obligation	(6,884.327270)
BAB202L DC045	Hedge	12,292.232520
	Obligation	(12,292.232520)
XLV203R DC010	Hedge	4,235.187880
	Obligation	(4,235.187880)
PYL109L DC019	Hedge	2,658.793670
	Obligation	(2,658.793670)
Total		-

Earnings Release | 1Q.2021
Banco Santander México

Issuer	Delta (Shares)	Original Beta	Standard Error	Delta (Shares)	Delta Hedge in Securities	Delta Obligations in Securities
SXE108R DC063	0.0000	1.0000	0.000000	0.0000	103.4831	(103.4831)
XLE110R DC013	0.0000	1.0000	0.000000	0.0000	30,723.3859	(30,723.3859)
FXI106R DC030	0.0000	1.0000	0.000000	0.0000	14,136.1076	(14,136.1076)
FXI107R DC031	0.0000	1.0000	0.000000	0.0000	12,428.3602	(12,428.3602)
KOC107R DC005	0.0000	1.0000	0.000000	0.0000	3,129.2992	(3,129.2992)
FBK111L DC079	0.0000	1.0000	0.000000	0.0000	343.8288	(343.8288)
INT112R DC006	0.0000	1.0000	0.000000	0.0000	5,044.8738	(5,044.8738)
DIS201L DC028	0.0000	1.0000	0.000000	0.0000	6,680.3965	(6,680.3965)
XLB202R DC001	0.0000	1.0000	0.000000	0.0000	6,884.3273	(6,884.3273)
BAB202L DC045	0.0000	1.0000	0.000000	0.0000	12,292.2325	(12,292.2325)
XLV203R DC010	0.0000	1.0000	0.000000	0.0000	4,235.1879	(4,235.1879)
PYL109L DC019	0.0000	1.0000	0.000000	0.0000	2,658.7937	(2,658.7937)

Earnings Release | 1Q.2021
Banco Santander México

XIII. Special Accounting Criteria — Subsidiaries

Santander Consumo

Special Accounting Criteria issued for the health contingency caused by the virus SARS CoV-2

As of March 31, 2021, Santander Consumo, S.A. de C.V., SOFOM, E.R. (Santander Consumo) has 273,329 loans registered in its different support programs for an amount of Ps.14,297 million. These loans are segregated as follows:

	Numbers	Million
	of loans	pesos
Commercial loans
Commercial or business activity	743	Ps.58

Consumer loans	272,586	14,239

Total	273,329	Ps. 14,297

Santander Consumo considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals

In the same line, Santander Consumo determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Santander Consumo would have presented the following amounts in the Consolidated Balance Sheet and in the Consolidated Statement of Income as of March 31, 2021:

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6
Performing loan portfolio:
Commercial loans
Commercial or business activity	2,340	2,340

Consumer loans	72,486	72,093

Total performing loan portfolio	74,826	74,433

Non-performing loan portfolio:
Commercial loans
Commercial or business activity	21	21

Consumer loans	4,347	4,660

Total non-performing portfolio	4,368	4,681

Earnings Release | 1Q.2021
Banco Santander México

Total loan portfolio	79,194	79,114

(-) Less:
Allowance for loan losses
Commercial loans
Commercial or business activity	(49)	(49)

Consumer loans	(9,024)	(8,839)

Total allowance for loan losses	(9,073)	(8,888)

Loan portfolio (net)	70,121	70,226

Consolidated statement of income
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6
Interest income	4,075	3,995
Of which:
Interest on loan portfolio:
Commercial loans
Commercial or business activity	45	46

Consumer loans	4,028	3,948

Total interest income	4,074	3,994

Allowance for loan losses
Commercial loans
Commercial or business activity	(66)	(66)

Consumer loans	(2,161)	(1,976)

Total allowance for loan losses	(2,227)	(2,042)

Below is the calculation of the capitalization index of Santander Consumo as of March 31, 2021, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	27.97%
Accounting Criteria B-6	28.00%

3 pb

Note: the information shown above represents consolidated financial information of Santander Consumo as of March 31, 2021. Appendix XII details the information corresponding to its subsidiaries as of the same date

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that meet all of the following conditions:

i)	Have been granted no later than March 31, 2020,

ii)	They are recorded for accounting purposes as a current loan portfolio as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

Earnings Release | 1Q.2021
Banco Santander México

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

v)	Its renewal, restructuring or removal is duly formalized within a period that will expire on January 31, 2021.

It is optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions choose to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV must be complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consist of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020

Santander Consumo decided not to apply the Covid Accounting Facilities.

Finally, on November 30, 2020, the CNBV issued on a temporary basis, special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country, regarding to consumer loans, mortgage loans and commercial loans, for customers who have their domicile or credits whose source of payment is in the affected areas, declared by the Ministry of the Interior or by “Secretaría de Gobernación” or for “Secretaría de Seguridad y Protección Ciudadana” as natural disaster areas.

In general terms, the support consists in that credit institutions can offer their customers the partial or total deferral of principal and / or interest payments for three months, six months in the case of group microcredits, or up to 18 months in the case of directed loans to the agricultural and rural sectors, with the consequent benefit for customers that their loans will continue to be reported as performing loan portfolio to credit information companies.

In other words, the loans that adhere to the benefit of the special accounting criteria will allow the credit institutions not to consider them as restructured in accordance with the provisions of the current accounting criteria, which will allow the borrowers to allocate their resources to face the possible damages that they could have suffered from natural phenomena.

The foregoing will be applicable as long as the credit is classified in accounting as performing loan portfolio on the date of the claim established in the declaration, and the support implementation process is carried out within 120 calendar days following the date of the claim.

As of March 31, 2021, Santander Consumo has not applied the special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country.

Santander Inclusión Financiera

Special Accounting Criteria issued for the health contingency caused by the virus SARS CoV-2

As of March 31, 2021, Santander Inclusión Financiera, S.A. de C.V., SOFOM, E.R. (Inclusión Financiera) has 1,411 loans registered in its different support programs for an amount of Ps. 3 million. These loans are segregated as follows:

	Numbers	Million
	of loans	pesos
Consumer loans	1,411	Ps.3

Earnings Release | 1Q.2021
Banco Santander México

Total	1,411	Ps.3

Inclusión Financiera considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals

In the same line, Inclusión Financiera determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Inclusión Financiera would have presented the following amounts in the Consolidated Balance Sheet and in the Consolidated Statement of Income as of March 31, 2021:

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Commercial loans	319	319

Total performing loan portfolio	319	319

Commercial loans	7	7

Total non-performing portfolio	7	7

Total loan portfolio	326	326

(-) Less:
Allowance for loan losses
Consumer loans	(16)	(15)

Total allowance for loan losses	(16)	(15)

Loan portfolio (net)	310	311

Consolidated statement of income
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Interest income	50	50
Of which:
Interest on loan portfolio:
Consumer loans	50	50

Total interest income	50	50

Allowance for loan losses
Consumer loans	(10)	(10)

Earnings Release | 1Q.2021
Banco Santander México

Total allowance for loan losses	(10)	(10)

Below is the calculation of the capitalization index of Inclusión Financiera as of March 31, 2021, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	13.22%
Accounting Criteria B-6	13.20%

(2) pb

Note: the information shown above represents consolidated financial information of Inclusión Financiera as of March 31, 2021. Appendix XII details the information corresponding to its subsidiaries as of the same date

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that meet all of the following conditions:

i)	Have been granted no later than March 31, 2020,

ii)	They are recorded for accounting purposes as a current loan portfolio as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

v)	Its renewal, restructuring or removal is duly formalized within a period that will expire on January 31, 2021.

It is optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions choose to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV must be complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consist of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020

Inclusión Financiera decided not to apply the Covid Accounting Facilities.

Finally, on November 30, 2020, the CNBV issued on a temporary basis, special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country, regarding to consumer loans, mortgage loans and commercial loans, for customers who have their domicile or credits whose source of payment is in the affected areas, declared by the Ministry of the Interior or by “Secretaría de Gobernación” or for “Secretaría de Seguridad y Protección Ciudadana” as natural disaster areas.

In general terms, the support consists in that credit institutions can offer their customers the partial or total deferral of principal and / or interest payments for three months, six months in the case of group microcredits, or up to 18 months in the case of directed loans to the agricultural and rural sectors, with the consequent benefit for customers that their loans will continue to be reported as performing loan portfolio to credit information companies.

Earnings Release | 1Q.2021
Banco Santander México

In other words, the loans that adhere to the benefit of the special accounting criteria will allow the credit institutions not to consider them as restructured in accordance with the provisions of the current accounting criteria, which will allow the borrowers to allocate their resources to face the possible damages that they could have suffered from natural phenomena.

The foregoing will be applicable as long as the credit is classified in accounting as performing loan portfolio on the date of the claim established in the declaration, and the support implementation process is carried out within 120 calendar days following the date of the claim.

As of March 31, 2021, Inclusión Financiera has not applied the special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country.

Earnings Release | 1Q.2021
Banco Santander México

Item 2

1Q.21
Earnings Presentation

Santander

BSMX LISTED NYSE

1Q.21 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

Safe Harbor Statement Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation . 2

Loan book down 8.0% YoY

Deposit base down 5.3% YoY

Individual demand deposits	+23.5%
Individual term deposits	-10.6%
Corporate demand deposits	-7.3%
Corporate term deposits	-21.3%

Resilient asset quality

	1Q21	YoY Var
NPL ratio	2.91%	+75 bps
Cost of risk[1]	3.15%	+50 bps

	1Q21	YoY Var
Efficiency ratio[2]	46.62%	+267 bps
ROAE[3]	8.24%	-724 bps

Historically strong capital and liquidity positions

	1Q21
CET1	14.81%
LCR	316.00%

- Total capitalization ratio at highest level since IPO

Santander

3

3 Pandemic Still Weighs on Earnings As We Progress in Key Initiatives and Maintain a Strong Balance Sheet and Liquidity  Individual demand deposits  Individual term deposits Resilient asset quality  NPL ratio  Cost of risk 1 3.15% +50 bps Profitability in 1Q21 reflects higher provisions, reduced NII and excess capital  Efficiency ratio 2  ROAE 3 8.24% - 724 bps +23.5% - 10.6% 1Q21 2 . 91 % YoY Var +75 bps 1Q21 46 . 62 % YoY Var +267 bps  Corporate demand deposits  Corporate term deposits - 7.3% - 21 . 3%  C E T 1  LCR 14.81% 316 . 00 % Historically strong capital and liquidity positions 1 Q 21  Reflects charge offs in consumer, credit cards and SME portfolios  Reflects provisions for corporate loans in entertainment segment  Total capitalization ratio at highest level since IPO Our parent company announced intention to make a tender offer for additional 8.3% ownership with the intention of delisting the shares locally & abroad Source: Company filings under CNBV GAAP. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex - net of allowances (1Q21*4). 3) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q20;1Q21). Loan book down 8.0% YoY  Growth in mortgages, auto loans and government loans  Consumer, credit cards and SME loans impacted by charge offs and soft demand, while corporate loans face exceptionally high base effect due to pandemic Deposit base down 5.3% YoY

Banxico's GDP Growth Expectations Survey[1] (%)

6
3
0
2.2
2.0
4.5
2021
2.7
2022
(Mar.)
2019
2020
2021

Growth of Formal Employment[2] (%, YoY)

6
2
-2
-6
3.3
(Mar.)
-2.2
2019
2020
2021

Average Population Mobility[3] (%)

(April average)
17.9%
20
0
-20
-40
-60
-80
15/02/20
03/03/20
20/03/20
05/04/20
23/04/20
10/05/20
27/05/20
13/06/20
30/06/20
17/07/20
03/08/20
20/08/20
06/09/20
23/09/20
10/10/20
27/10/20
13/11/20
30/11/20
17/12/20
03/01/21
20/01/21
06/02/21
23/02/21
12/03/21
27/03/21
13/04/21

Santander

4

4 Gradual Improvement in GDP Expectations Affected By Slow Vaccination Roll - Out Source: 1) Banxico surveys on the expectations of specialists in economics of the private sector as of March 2021. 2) Instituto Mexicano del Seguro Social (IMSS) as of March 2021. 3) Google Mobility Report. The average considers all areas except residential. Data as of April 18 2021. 3 .3 - 2 .2 - 2 2 6 ( M ar . ) Average Population Mobility 3 (%) Banxico’s GDP Growth Expectations Survey 1 (%) Growth of Formal Employment 2 (%, YoY) 2 .2 2 .0 3 6 2020 0 2019 2021 4.5 2021 2.7 2022 (Mar.) 2020 - 6 2019 2021  Banxico’s GDP growth expectations survey shows a recovery trend of 4 . 5 % for 2021 and a growth of 2 . 7 % in 2022 .  Growth in formal employment continues to contract YoY, but remains growing MoM (in March were created more than 88 thousand jobs), with this 47 % of the jobs lost during the pandemic have been recovered .  Average population mobility has recovered after falling in January due to the spike in Covid cases, reaching its highest point since the pandemic began . (April average) 17. 9% 20 0 - 20 - 40 - 60 - 80 15/02/2 0 03/03/2 0 20/03/2 0 06/04/2 0 23/04/2 0 10/05/2 0 27/05/2 0 13/06/2 0 30/06/2 0 17/07/2 0 03/08/2 0 20/08/2 0 06/09/2 0 23/09/2 0 10/10/2 0 27/10/2 0 13/11/2 0 30/11/2 0 17/12/2 0 03/01/2 1 20/01/2 1 06/02/2 1 23/02/2 1 12/03/2 1 27/03/2 1 13/04/2 1

Total Loans

YoY Growth
5,776
5,640
5,490
5,303
5,348
9.9%
5.9%
2.9%
-1.9%
-1.7%
1Q20
2Q20
3Q20
4Q20
Feb'21

Total Deposits

YoY Growth
5,734
5,842
5,822
5,875
5,875
12.3%
12.6%
12.9%
10.8%
10.9%
1Q20
2Q20
3Q20
4Q20
Feb'21

Consumer Loans[1] (YoY Growth)

Demand Deposits (YoY Growth)

16.7%
17.0%
19.3%
17.1%
19.8%
1Q20
2Q20
3Q20
4Q20
Feb'21

Santander

5

5 Sustained Expansion in System Deposits. Loan Growth Contraction Driven by Most Segments Despite Growth in Mortgages and Government. Corporates Face Tough Comps Total Loans Total Deposits Consumer Loans 1 (YoY Growth) 1 Q 20 5 , 776 5.9% 9.9% 2.9% 2 Q 20 3 Q 20 - 1.9% 4Q20 - 1.7% F e b’ 21 5 , 640 5 , 490 5 , 303 5 , 348 12.3% 1 Q 20 10.8% 12.9% 12.6% 2Q20 3Q20 4Q20 Demand Deposits (YoY Growth) 10.9% F e b’ 21 5 , 734 5 , 842 5 , 822 5 , 875 5 , 875 YoY Growth YoY Growth 3.3% - 3.2% - 7.1% - 7.7% - 9.1% 1 Q 20 2 Q 20 3 Q 20 4 Q 20 F e b’ 21 Source: CNBV Banks as of February 2021 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. 1 Q 20 17 . 0% 3 Q 20 2 Q 20 F e b’ 21 4 Q 20 19 . 3% 16 . 7% 17.1% 19 . 8%

Focused on Building a Stronger Bank for Future Growth

Strategic priorities

Digitalization of our services through various digital channels

- Sandi the new virtual assistant
- Mis Metas and Santander Tap
- BET, Getnet & Digital banking
- Santander smart and agile branches

5.1 mn (15% YoY) Digital customers

+49% (19bp YoY) Digital sales (% total sales)

Increasing & expanding our auto loan business organically

Auto loan market share[1]

Mid-term target 13% - 13.5%

- New alliances
- Super Auto
- Autocompara

6.4%
0.2%
2017
2018
2019
2020
Feb.-21

Top mortgage originator in market

Mortgage origination (Bn)

+68% YoY

4.5
4.7
5.6
2.7
3.6
4.9
10/20
11/20
12/20
01/21
02/21
03/21

Reducing our cost of deposits…

Santander
Banking System
3.43
4.14
3.95
2.20
1.87
2.27
3.47
3.35
1.84
1.57
2017
2018
2019
2020
Feb21

…by growing individual demand deposits

Retail deposit share of total deposits (%)

+710 bp
27.1
28.8
30.9
29.2
34.2
1Q17
1Q18
1Q19
1Q20
1Q21

Santander

6

6 Focused on Building a Stronger Bank for Future Growth Notes: 1) CNBV Data as of February 2021. 2) Cost of deposits: monthly annualized. Digitalization of our services through various digital channels Strategic priorities Top mortgage originator in market In march we had our second best origination month, with Hipoteca Plus & Hipoteca Free boosted by Hipoteca Online . 4. 5 4. 7 2. 7 3. 6 4. 9 10/20 11/20 12/20 01/21 02/21 03/21 +68% YoY Mortgage origination (Bn) 5.6 1 Q 1 8 1 Q 1 7 1 Q 1 9 1 Q 2 0 30 . 9 1 Q 2 1 27 . 1 29 . 2 28 . 8 …by growing individual demand deposits Retail deposit share of total deposits (%) +710 bp 34 . 2 5.1 mn (15% YoY) Digital customers Mis Metas and Santander Tap Santander smart and agile branches  Become the best bank in customer experience in Mexico through innovation & digitalization  Digital journeys, ecosystems and cross selling  Work in the SME business to be the reference with customers and the market  Increasing retail customer loans and deposits  Simplify & modernize our technological infrastructure Mid - term target 13% - 13.5% Increasing & expanding our auto loan business organically Auto loan market share¹ 6.4% 0.2% 2017 2018 2019 2020 feb. - 21 New alliances Super Auto Autocompara +49% (19bp YoY) Digital sales (% total sales) the new virtual assistant BET, Getnet & Digital banking 3. 43 4. 14 3. 95 2. 20 1. 87 3. 47 3. 35 1.57 Feb21 1.84 2020 2.27 2017 2018 2019 Reducing our cost of deposits... Santander's cost of deposits 2 gap vs. the system has been reduced to 30bp in Feb 21 Santander Banking System

Total Loans

-8.0%
-1.7%
System YoY growth[1]
775,809
751,219
735,330
702,769
713,989
+1.6%
1Q20
2Q20
3Q20
4Q20
1Q21

Loan Portfolio Breakdown

Consumer 9%
Credit Cards 7%
Middle-Market 27%
Mortgages 25%
Corporates 10%
SMEs 8%
Gov&FinEnt 14%

	1Q21					1Q20	
	$$	Var YoY	System YoY Growth[1]	Contribution to: Loans	Contribution to: NII Loans	Contribution to: Loans	Contribution to: NII Loans
High-margin segments:							
Middle-market	194,004	(9.4%)		51.5%	64.4%	52.1%	66.7%
SMEs	60,415	(19.0%)					
Credit cards	50,807	(11.8%)	↓ (11.4%)				
Consumer	62,487	7.2%	↑ (7.7%)				
	367,713	(9.1%)					
Low-margin segments:							
Corporates	70,857	(42.1%)		48.5%	35.6%	47.9%	33.3%
Government & Financial Entities	98,169	4.8%	↑ 0.6%				
Mortgages	177,250	14.2%	↑ 9.1%				
	346,276	(6.7%)					

Santander

7

7 Santander Mexico Expanding in Targeted Segments: Mortgages, Auto and Government Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) CNBV Banks as of February 2021 in billion pesos. Total Loans Loan Portfolio Breakdown 1 Q 21 1 Q 20 Contribution to: Loans NII Loans 52.1% 66.7% 47.9% 33.3% High - margin segments: Middle - market 194 , 00 4 ( 9 . 4%) 51.5% 64.4% SMEs 60 , 4 1 5 ( 19 . 0% ) Credit cards 50 , 8 0 7 ( 11 . 8% ) ( 11 . 4% ) Consumer Low - margin segments: 62 , 4 8 7 7 . 2% (7.7%) 367 , 713 ( 9 . 1% ) Corporates 70 , 8 5 7 ( 42 . 1% ) 48.5% 35.6% Government & Financial Entities 98 , 1 6 9 4 . 8% 0 . 6% Mortgages 177 , 25 0 14 . 2% 9 . 1% 346 , 276 ( 6 . 7% ) $$ Var YoY Growth 1 System YoY Contribution to: Loans NII Loans System YoY growth 1 - 1 . 7% Mi ddl e - Market 27% C o rp o r a t e s 10% G o v& F i n E n t 14% SM E s 8% M o r t g a ge s 25% C re d i t Ca r d s 7 % Consumer 9% 751 , 219 1 Q 20 2 Q 20 3 Q 20 4 Q 20 1 Q 21 775 , 809 735 , 330 702 , 769 713 , 989 +1 . 6% - 8 . 0%

8 Gaining Market Share in Individual Loans. Strong Mortgages and Auto Loans, while Credit Cards and Personal Loans Affected by Charge Offs and Weak Demand Source: Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of February 2021. Notes: 1) Includes payroll, personal, auto and microfinancing loans. Individual Loans 290 , 544 1 Q 20 271 , 125 1 Q 21 +7.2% M o r t ga g e s 164 , 737 155,214 158,779 177 , 250 172,871 +2 . 5% +14 . 2% 1Q20 2Q20 3Q20 4Q20 1Q21  Balances remain negatively impacted by Covid - 19 and higher than normal charge - offs  Usage +25% YoY in March and +28% QoQ  Maintaining conservative origination criteria  Focus on enhanced security products: Chip&PIN, infoless & digital cards 57 , 6 - 5 . 6% - 11.8% 24 54,242 53,296 53,809 50 , 807 1 Q 20 2 Q 20 3 Q 20 4 Q 20 1 Q 21  Personal loans contracted 17.2% YoY in line with the system.  Personal and payroll loans affected by higher - than - normal charge offs.  1Q21 auto loan production, supported by commercial agreement with Honda  Market share reached 6 . 4 % in February ‘ 21 vs 1 . 6 % a year ago, in process of becoming top three position 58 , 287 58 , 750 59 , 762 61 , 903 62 , 487 +0 . 9% +7 . 2% Auto P ers o n a l Payroll 1 Q 20 2 Q 20 3 Q 20 4 Q 20 1 Q 21  Organic growth of +18.9% YoY  Top mortgage originator in March, with Hipoteca Plus accounting for 50% of new mortgages, as customers have 3 months to meet requirements  March’s origination up 68% YoY  E2E digital process managing 84% of operations Credit Cards Consumer 1

Loyal Customers[1]

Loyal / Active

+10.7%
34%
39%
3,297
3,299
3,407
3,588
3,651
1Q20
2Q20
3Q20
4Q20
1Q21

Digital Customers[1]

+14.9%
4,449
4,607
4,768
5,001
5,110
1Q20
2Q20
3Q20
4Q20
1Q21

Digital Channels

Digital Transactions / Total Transactions[2]

25.4%
8%
92%
40.5%
4%
96%
Internet
Mobile
Mar'20
Mar'21

Products Sales by Channel[3]

30%
70%
49%
51%
Digital
Others
Mar'20
Mar'21

Mobile Customers[1]

+17.4%
4,108
4,270
4,438
4,685
4,824
1Q20
2Q20
3Q20
4Q20
1Q21

Santander

9

9 Adoption of Digital Channels Reinforces and Consistently Expands Loyal Customer Base Loyal Customers 1 Digital Customers 1 Mobile Customers 1 1 Q 20 1 Q 21 2 Q 20 4 Q 20 3Q20 Digital Channels 3 , 297 3 , 299 3 , 407 3 , 588 3 , 651 +10 . 7% 3 Q 20 1 Q 20 2 Q 20 4 Q 20 4 , 449 1 Q 21 4 , 607 4 , 768 5 , 001 5 , 110 +14 . 9% 1 Q 20 1 Q 21 4 , 108 2 Q 20 3 Q 20 4 Q 20 4 , 270 4 , 438 4 , 685 4 , 824 +17 . 4% 25 . 4 % M a r ’ 2 0 4% 8% 92% 96% 40 . 5 % In t er n et Mobile 51% 49% 30% 70% Mar’21 Mar’20 Mar’21 Notes: 1) Thousands of customers. 2) Monetary transactions of individuals 3) Sales by channel of individuals and SMEs Figures may vary from those previously reported due to restatements. D i g i t a l O t h ers Digital Transactions / Total Transactions 2 Products Sales by Channel 3 34% 39% Loyal / Active

Commercial Loans

1Q20 504,684 — -16.1% → 423,445 1Q21

SMEs

-19.0%
76,344
74,587
72,198
68,655
65,371
60,415
-7.6%
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21

Middle-Market

-9.4%
186,615
214,054
214,556
205,863
194,058
194,004
-0.0%
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21

Corporates

-42.1%
94,506
122,347
104,834
91,726
71,641
70,857
-1.1%
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21

Government & Fin. Ent.

+4.8%
87,165
93,696
87,859
91,291
83,116
98,169
+18.1%
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21

Santander

Source: Company filings under CNBV GAAP, in million pesos.

10

10 Sequential Expansion in Commercial Lending Supported by Government, while Corporates, Middle - Market and SMEs Still Reflect Weak Demand Commercial Loans 423 , 445 1 Q 20 504 , 684 1 Q 21 - 16.1% S M E s Middle - Market 76 , 344 1 Q 21 4 Q 20 1 Q 20 2 Q 20 3 Q 20 Corporates 4 Q 19 74 , 587 72 , 198 68 , 655 65 , 371 60 , 415 - 7 . 6% - 19 . 0% 186 , 615 1 Q 20 4 Q 20 2Q20 3Q20 Government & Fin. Ent. 1 Q 21 194 , 058 4 Q 19 214 , 054 214 , 556 205 , 863 194 , 004 - 0 . 0% - 9 . 4% 94 , 506 71 , 641 1Q20 2Q20 3Q20 4Q20 Source: Company filings under CNBV GAAP, in million pesos. 104 , 834 1 Q 21 122 , 347 91 , 726 70 , 857 4 Q 19 - 1 . 1% - 42 . 1% 87 , 165 2 Q 20 1 Q 20 3 Q 20 83 , 116 1 Q 21 4 Q 20 4 Q 19 93 , 696 87 , 859 91 , 291 98 , 169 +18 . 1% +4 . 8%

Total Deposits

-5.3%
+0.4%
692,537
810,340
789,740
772,984
764,444
767,627
Term
Demand
36%
64%
34%
66%
36%
64%
34%
66%
32%
68%
30%
70%
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21

Demand Deposits

+1.4%
531,094
538,629
Individuals +23.5%
Corporate -7.3%
1Q20
1Q21

Term Deposits[1]

-18.0%
279,246
228,998
Individuals -10.6%
Corporate -21.3%
1Q20
1Q21

Santander

11

11 Total Deposits Reflect Normalized Corporate Liquidity; Retail Demand Deposits Supported by Deposit Attraction Strategy and Low Interest Rates  Corporate deposits normalize after 1Q20 extraordinary liquidity demand caused by the beginning of the pandemic (+17% QoQ increase in 1Q20)  Total retail deposits up 11.1% YoY  Strategy to attract deposits boosted individual demand deposits by 23.5% YoY  93 bps YoY drop in demand deposit cost; falling faster than market  Lower interest rate environment favors demand deposits vs term deposits Source: Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market. 34% 4 Q 19 36% 3 Q 20 64% 66% T er m 36% 1 Q 20 D e m a n d 64% 70% 32% 767 , 627 68% 4 Q 20 30% 1 Q 21 34% 2 Q 20 692 , 537 810 , 340 789 , 740 772 , 984 764 , 444 66% +0 . 4% - 5 . 3% 1Q20 1Q21 Term Deposits 1 538 , 629 531 , 094 +1 . 4% 1 Q 20 228 , 998 279 , 246 1 Q 21 - 18 . 0% Individuals Cor p or a t e +23 . 5% - 7.3% Individuals Cor p or a t e - 10 . 6% - 21 . 3% Total Deposits Demand Deposits

Strongest Liquidity Profile and Capital Position Since Listing

Net Loans to Deposits[1]

92.94%
91.81%
91.78%
88.62%
89.76%
1Q20
2Q20
3Q20
4Q20
1Q21

Debt Maturity

20,721[3]
28,984
36,058
10,225
37,088[4]
2021
2022
2023
2024
2025
2026
2027
>2028

CET1 and Capitalization

16.23%
16.69%
17.16%
19.01%
19.73%
11.06
11.64
12.26
14.35
14.81
Tier 2
AT1
CET1
1Q20
2Q20
3Q20
4Q20
1Q21[5]

Santander

12

12 Strongest Liquidity Profile and Capital Position Since Listing Net Loans to Deposits 1 CET1 and Capitalization 11.06 11.64 12.26 14.35 14.81 1 Q 20 2 Q 20 17 . 16% 3 Q 20 4 Q 20 1Q21 5 Tier 2 AT1 C ET1 16 . 23% 16 . 69% 19 . 01% 19 . 73% 28 , 984 36 , 058 10,225 2021 2022 2023 2024 2025 2026 2027 >2028 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. / 3) In addition we have Ps.28,771 million of short - term positions. 4) Including additional Tier 1 Capital Notes issued in December 2016. / 5) 1Q21 is preliminary. 20,721 3 37,088 4 1 Q 21 91 . 78% 1 Q 20 2 Q 20 4 Q 20 3Q20 Debt Maturity 91 . 81% 92 . 94% 88 . 62% 89 . 76%  Net loans - to - deposits ratio stable, at its strongest level since IPO  Diversified funding sources and manageable maturity profile  LCR 2 of 316.00%, well above 100% Banxico regulatory requirement  CET1 ratio increased by 375 bps to 14.81%

13 NII and NIM Contractions Reflect Lower Interest Rates and Change in Loan Portfolio and Deposits Mix Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net interest income as percentage of daily average interest earnings assets (1Q21). N et Interest Income and NIM 1  NII declined 7.8% YoY, principally due to: ▪ Lower interest income from: • Loan portfolio (ex - credit cards): - 18.6% • Credit cards: - 24.4% • Investment in securities: - 3.3% ▪ Partially offset by lower interest expense for deposits: - 42.7%  NIM declined 103 bps YoY to 4.42% in 1Q21  The average interest rate (TIIE28) in the 1Q21 down 297 bps YoY to 4.37% 1 Q 20 5.45 4.48 2 Q 20 4.50 3 Q 20 4 Q 20 4.50 4.42 1 Q 21 15 , 585 15 , 931 16 , 896 16 , 089 16 , 272 - 4 . 2% - 7 . 8%

Net Commissions and Fees

Insurance 25%
Investment funds 8%
Purchase-sale of securities and money market transactions 4%
Financial advisory services 8%
Credit cards 28%
Cash management* 27%

	1Q20	4Q20	1Q21	Var YoY $$	Var YoY %
Credit cards	1,281	1,589	1,450	169	13.2%
Cash management*	1,386	1,193	1,382	(4)	(0.3%)
Insurance	1,199	1,360	1,248	49	4.1%
Investment funds	394	414	414	20	5.1%
Purchase-sale of securities and money market transactions	210	195	196	(14)	(6.7%)
Financial advisory services	435	190	428	(7)	(1.6%)
Bank correspondents	(208)	(232)	(216)	(8)	3.8%
Net commisions and fees	4,697	4,709	4,902	205	4.4%

Santander

14

14 Credit Card, Investment Funds and Insurance Supported Fee Growth; Financial Advisory Fees Near Pre - Pandemic Levels Source: Company filings under CNBV GAAP, in million pesos. Notes: * Includes fees from collections and payments, account management, checks, foreign trade and others. Credit cards 28% Cash m a n a g eme n t * 27% I ns ur a n c e 25% I n ve s t me n t funds 8% Purchase - sale of securities and money market transactions 4% Financial advisory services 8% 1 Q 20 2 Q 20 3 Q 20 1 Q 21 4 Q 20 4,697 4,598 4,690 4,709 4,902 + 4.1% Net Commissions and Fees +4.4% Var YoY 1Q20 4Q20 1Q21 $$ % Credit cards 1 , 281 1 , 589 1 , 450 169 13 . 2% Cash management* 1 , 386 1 , 193 1 , 382 (4) (0 . 3% ) Insurance 1 , 199 1 , 360 1 , 248 49 4 . 1% Investment funds 394 414 414 20 5 . 1% Purchase - sale of securities and money market transactions 210 195 196 (14) (6 . 7% ) Financial advisory services 435 190 428 (7) (1 . 6% ) Bank correspondents (208) (232) (216) (8) 3 . 8% Net commisions and fees 4 , 69 7 4 , 70 9 4,902 205 4 . 4%

Gross Operating Income[1]
-2.6%
22,476
23,812
22,071
21,704
21,885
+0.8%
1Q20
2Q20
3Q20
4Q20
1Q21

	1Q20	4Q20	1Q21	Var YoY Var $$	Var YoY Var %
Net Interest Income	16,896	16,272	15,585	(1,311)	(7.8%)
Net Commissions and Fees	4,697	4,709	4,902	205	4.4%
Market related revenue	883	723	1,398	515	58.3%
Gross Operating Income*	22,476	21,704	21,885	(591)	(2.6%)

Santander

15

15 Strong Market Related Income and Robust Fees Mitigated Soft Gross Income Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income. Gross Operating Income 1 1 Q 21 1 Q 20 3 Q 20 2 Q 20 4 Q 20 22 , 476 23 , 812 22 , 071 21 , 704 21 , 885 +0 . 8% - 2 . 6% Net Interest Income 71.2% Net Commissions and Fees 22.4% Market related revenue 6.4% Var YoY 1Q20 4Q20 1Q21 Var $$ Var % Net Interest Income 16 , 896 16 , 272 15 , 585 (1 , 31 1) (7 . 8% ) Net Commissions and Fees 4 , 697 4 , 709 4 , 902 20 5 4 . 4% Market related revenue 883 723 1 , 398 51 5 58 . 3% Gross Operating Income* 22 , 47 6 21 , 70 4 21,885 (591) (2 . 6% )

Loan Loss Reserves (LLR)

Additional LLR
+37.0%
5,165
8,350
3,915
4,596
3,152
7,075
+124.5%
1Q20
2Q20
3Q20
4Q20
1Q21

Cost of Risk[1]

+50bps
2.65%
3.14%
3.13%
2.89%
3.15%
+26bps
1Q20
2Q20
3Q20
4Q20
1Q21

NPL Ratio

	1Q20	4Q20	1Q21	Var YoY (bps)	Var QoQ (bps)
Consumer	3.73%	6.52%	4.89%	116	(163)
Credit Card	4.14%	7.46%	6.23%	209	(123)
Other consumer	3.31%	5.69%	3.79%	48	(190)
Mortgages	4.33%	4.54%	4.92%	59	38
Commercial[2]	1.13%	1.51%	1.54%	41	3
SMEs	2.61%	5.21%	4.81%	220	(40)
NPL ratio	2.16%	3.08%	2.91%	75	(17)

Santander

16

16 Higher Cost of Risk Reflects Provisions for Specific Corporate Exposure; NPLs Drop on Charge - offs and Stable Asset Quality Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government. Loan Loss Reserves (LLR) Cost of Risk 1 NPL Ratio 1 Q 21 1 Q 20 3 Q 20 3,915 2 Q 20 4 Q 20 4 , 596 5 , 165 8 , 350 3 , 152 7 , 075 +124 . 5% +37 . 0% A dd i t i o n a l LLR 2 . 89% 1 Q 20 2 Q 20 3 Q 20 4 Q 20 1 Q 21 2 . 65% 3 . 14% 3 . 13% 3 . 15% +26bps 1Q20 4Q20 1Q21 Var YoY (bps) Var QoQ (bps) Consumer 3 . 73% 6 . 52% 4 . 89% 116 (163) Credit Card 4 . 14% 7 . 46% 6 . 23% 209 (123) Other consumer 3 . 31% 5 . 69% 3 . 79% 48 (190) Mortgages 4 . 33% 4 . 54% 4 . 92% 59 38 Commercial 2 1 . 13% 1 . 51% 1 . 54% 41 3 SMEs 2 . 61% 5 . 21% 4 . 81% 220 (40) NPL ratio 2.91% 75 (17) +50bps

Administrative & Promotional Expenses

+1.1%
9,785
9,599
10,429
11,102
9,894
-10.9%
1Q20
2Q20
3Q20
4Q20
1Q21

Efficiency[1]

+267bps
43.95%
40.71%
48.14%
52.06%
46.62%
-544bps
1Q20
2Q20
3Q20
4Q20
1Q21

Expenses Breakdown & Performance

				Var YoY	
	1Q20	4Q20	1Q21	$$	%
Personnel	3,922	4,024	3,938	16	0.4%
Administrative expenses	2,989	3,198	2,539	(450)	(15.1%)
Technology services (IT)	1,025	1,743	1,297	272	26.5%
Depreciation and amortization	1,015	1,161	1,182	167	16.5%
IPAB	834	976	938	104	12.5%
Administrative & prom expenses	9,785	11,102	9,894	109	1.1%

Santander

17

17 Strict Expense Controls Offset Costs from Digitalization and IT Initiatives, Amortization and IPAB Charges Administrative & Promotional Expenses Efficiency 1 1 Q 20 2 Q 20 1 Q 21 4 Q 20 9 , 894 3 Q 20 9 , 785 9 , 599 10 , 429 11 , 102 - 10 . 9% +1 . 1% 1 Q 20 2 Q 20 3 Q 20 4 Q 20 1 Q 21 43 . 95% 40 . 71% 48 . 14% 52 . 06% 46 . 62% - 544bps +267 bps 1 Q 20 4 Q 20 1 Q 21 $$ % Personnel Administrative expenses Technology services (IT) Depreciation and amortization 3 , 922 4 , 024 3 , 938 16 0 . 4% 2 , 989 3 , 198 2 , 539 (450) (15 . 1% ) 1 , 025 1 , 743 1 , 297 272 26 . 5% 1 , 015 1 , 161 1 , 182 167 16 . 5% IPAB 834 976 938 104 12 . 5% Expenses Breakdown & Performance Var YoY A d m i n is t r a t i v e & p r o m e x p e n se s 9 , 78 5 11 , 10 2 9 , 894 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized opex as percentage of annualized income before opex - net of allowances (1Q21*4). 109 1 . 1%

Net Income
-39.4%
5,414
4,230
5,030
5,480
3,279
-40.2%
1Q20
2Q20
3Q20
4Q20
1Q21

ROAE[1]
-724bps
15.48 %
11.86%
13.87%
14.73%
8.24%
-649bps
1Q20
2Q20
3Q20
4Q20
1Q21

Effective Tax Rate
-176bps
26.02%
25.34%
24.89%
23.36%
24.26%
+90bps
1Q20
2Q20
3Q20
4Q20
1Q21

Profit Before Taxes
-40.8%
7,318
5,666
6,697
7,150
4,329
-39.5%
1Q20
2Q20
3Q20
4Q20
1Q21

Santander

18

18 Fees, Market Related Income and Austerity Measures Support Net Income Which Was Impacted by High Provisions and Soft NII Net Income ROAE 1 1 Q 21 1 Q 20 2 Q 20 3 Q 20 4 Q 20 Effective Tax Rate 5 , 414 4 , 230 5 , 030 5 , 480 3 , 279 - 40 . 2% - 39 . 4% 1 Q 20 2 Q 20 3 Q 20 4 Q 20 Profit Before Taxes 1 Q 21 13 . 87% 11 . 86% 15.48% 14 . 73% 8 . 24% - 649bps - 724bps 1 Q 20 2Q20 3Q20 4Q20 1Q21 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net income as percentage of average equity (4Q20,1Q21). 24 . 89% 26 . 02% 25 . 34% 23 . 36% 24 . 26% +90bps - 176bps 1 Q 20 2 Q 20 3 Q 20 4 Q 20 1 Q 21 7 , 318 5 , 666 6 , 697 7 , 150 4 , 329 - 39 . 5% - 40 . 8%

Questions and Answers

20 A n n e x e s

21 Doing business in a responsible way In order to meet its commitment to be a more responsible bank and help society address the main global issues, Santander was one of the founding members of the Principles of Responsible Banking contributing to their elaboration in alliance with the United Nations Environment Program Finance Initiative . For this, Santander Mexico has embedding ESG to build a more responsible bank and received the following recognitions and is adhered to the following standards : Embedding ESG to build a more responsible bank Standards Standards TCFD SASB GRI CDP BSMX  In 2021 the Bank will start reporting under SASB criteria and under TCDF criteria together with the Parent  We are a company with a unique combination of strength, profitability and sustainable growth and we remain committed to generating benefits in more responsible and sustainable ways  Recognized as Industry Mover in the Sustainability Yearbook 2021  In 2021 , Tuiio by Santander has been recognized as an outstanding practice to end poverty in Mexico within the study carried out by Mexico Global Compact, which pursue the 17 Sustainable Development Goals proposed by the 2030 Agenda of the United Nations Standards PR Banking PRI UN SDGs P.of Ecuador BSMX  Over the past years the Bank has adhered to the following ESG standards. Environmental : supporting the green transition Social: building a more i n c l u s i v e society Governance: doing business the right way Talented & diverse team 15.4% women in leadership positions Top 9 1 company to work for determining r emuneration directors 2 An independent, diverse Board 70% 40% Independent Women On B o ard Notes: (1) Top 10 company to work for (2) 7 out of 11 proprietary members are independent Helping customers go green • #1 in Project Finance LT (Dealogic tables) SCIB Mexico • SAM - ESG  1 st sustainable equity fund in Mexico • Financial advisor to issuance of: 1 green, 2 sustainable and 1 gender bond A Strong culture Simple, Personal, Fair Taking ESG criteria into account when Supporting society 47,622 scholarships granted since 2019 835,159 people financially empowered

Macroeconomic

GDP Growth (%)

-0.1
-8.2
4.5
2.3
1.7
2019
2020
2021E
2022E
2023E

Average Exchange Rate (MXP/USD)

19.3
21.5
22.7
20.4*
23.4
20.7*
21.0
2019
2020
2021E
2022E
2023E

Annual Inflation Rate (%)

2.8
3.2
3.5
5.0*
3.5
3.5
2019
2020
2021E
2022E
2023E

Central Bank Monetary Policy
(%, end of year)

7.25
4.25
4.00
4.00
4.25
2019
2020
2021E
2022E
2023E

Santander

Source: INEGI, Banxico and Santander.
* Revised from previous quarter.

22

22 M a cr o e co n o m ic GDP Growth (%) Average Exchange Rate (MXP/USD) Central Bank Monetary Policy (%, end of year) - 0 .1 4 .5 2 .3 1 .7 - 8.2 2020 2021E 2022E Annual Inflation Rate (%) 2019 2023E 3 .5 19 . 3 21 . 5 21 . 0 2019 2020 2021E 2022E 2023E 20 . 4 * 20 . 7 * 23 . 4 2.8 3.2 3.5 3.5 2019 2020 2021E Source: INEGI, Banxico and Santander. * Revised from previous quarter. 2022E 2023E 5.0* 7 . 25 4 . 25 4 . 00 4 . 00 4 . 25 2019 2021E 2020 2022E 2023E 22 . 7

Consolidated Income Statement

	1Q20	4Q20	1Q21	% Variation QoQ	% Variation YoY
Interest income	30,847	26,541	25,099	(5.4)	(18.6)
Interest expense	(13,951)	(10,269)	(9,514)	(7.4)	(31.8)
Net interest income	16,896	16,272	15,585	(4.2)	(7.8)
Provisions for loan losses	(5,165)	(3,152)	(7,075)	124.5	37.0
Net interest income after provisions for loan losses	11,731	13,120	8,510	(35.1)	(27.5)
Commission and fee income	6,508	6,201	6,535	5.4	0.4
Commission and fee expense	(1,811)	(1,492)	(1,633)	9.5	(9.8)
Net gain (loss) on financial assets and liabilities	883	723	1,398	93.4	58.3
Other operating income	(212)	(379)	(664)	75.2	213.2
Administrative and promotional expenses	(9,785)	(11,102)	(9,894)	(10.9)	1.1
Operating income	7,314	7,071	4,252	(39.9)	(41.9)
Equity in results of associated companies	4	79	77	(2.5)	—
Operating income before income taxes	7,318	7,150	4,329	(39.5)	(40.8)
Current income taxes	(3,044)	(1,065)	(1,151)	8.1	(62.2)
Deferred income taxes (net)	1,140	(605)	101	(116.7)	—
Net income	5,414	5,480	3,279	(40.2)	(39.4)

23

23 Consolidated Income Statement Source: Company filings under CNBV GAAP, in million pesos. % Variation 1Q20 4Q20 1Q21 QoQ YoY Interest income 30 , 847 26 , 541 25 , 099 (5 . 4) (18 . 6) Interest expense (13 , 951) (10 , 269) (9 , 514) (7 . 4) (31 . 8) Net interest income 16 , 896 16 , 272 15 , 585 (4 . 2) (7 . 8) Provisions for loan losses (5 , 165) (3 , 152) (7 , 075) 124 . 5 37 . 0 Net interest income after provisions for loan losses 11 , 731 13 , 120 8 , 510 (35 . 1) (27 . 5) Commission and fee income 6 , 508 6 , 201 6 , 535 5 .4 0 .4 Commission and fee expense (1 , 811) (1 , 492) (1 , 633) 9 .5 (9 . 8) Net gain (loss) on financial assets and liabilities 883 723 1 , 398 93 . 4 58 . 3 Other operating income (212) (379) (664) 75 . 2 213 . 2 Administrative and promotional expenses (9 , 785) (11 , 102) (9 , 894) (10 . 9) 1 .1 Operating income 7 , 314 7 , 071 4 , 252 (39 . 9) (41 . 9) Equity in results of associated companies 4 79 77 (2 . 5) — Operating income before income taxes 7 , 318 7 , 150 4 , 329 (39 . 5) (40 . 8) Current income taxes (3 , 044) (1 , 065) (1 , 151) 8 .1 (62 . 2) Deferred income taxes (net) 1 , 140 (605) 101 (116 . 7) — Net income 5 , 414 5 , 480 3 , 279 (40 . 2) (39 . 4)

Consolidated Balance Sheet

	Mar-20	Dec-20	Mar-21	% Variation QoQ	% Variation YoY
Funds available	113,427	94,802	97,483	2.8	(14.1)
Margin accounts	4,929	4,122	4,017	(2.5)	(18.5)
Investment in securities	368,394	575,415	558,857	(2.9)	51.7
Debtors under sale and repurchase agreements	66,147	62,294	47,713	(23.4)	(27.9)
Derivatives	346,921	304,687	228,247	(25.1)	(34.2)
Valuation adjustment for hedged financial assets	264	281	167	(40.6)	(36.7)
Total loan portafolio	775,809	702,769	713,989	1.6	(8.0)
Allowance for loan losses	(22,664)	(25,291)	(24,937)	(1.4)	10.0
Loan portafolio (net)	**753,145**	**677,478**	**689,052**	**1.7**	**(8.5)**
Accrued income receivable from securitization transactions	154	160	151	(5.6)	(1.9)
Other receivables (net)	106,093	93,628	78,686	(16.0)	(25.8)
Foreclosed assets (net)	155	135	92	(31.9)	(40.6)
Property, furniture and fixtures (net)	10,343	12,376	12,045	(2.7)	16.5
Long-term investment in shares	359	1,091	1,168	7.1	—
Deferred taxes and deferred profit sharing (net)	21,849	19,225	19,675	2.3	(10.0)
Deferred charges, advance payments and intangibles	9,991	10,477	10,903	4.1	9.1
Other	39	42	42	0.0	7.7
Total assets	1,802,210	1,856,213	1,748,298	(5.8)	(3.0)
Deposits	861,518	845,107	848,345	0.4	(1.5)
Bank and other loans	40,595	47,876	42,825	(10.6)	5.5
Creditors under sale and repurchase agreements	234,582	335,429	295,632	(11.9)	26.0
Collateral sold or pledged as guarantee	10,209	15,610	20,952	34.2	105.2
Derivatives	361,310	305,465	223,898	(26.7)	(38.0)
Valuation adjustment of financial liabilities hedging	3	0	0	—	(100.0)
Other payables	110,432	111,181	119,429	7.4	8.1
Subordinated credit notes	42,218	36,182	36,757	1.6	(12.9)
Deferred revenues and other advances	302	492	806	63.8	—
Total liabilities	1,661,169	1,697,342	1,588,644	(6.4)	(4.4)
Total stockholders' equity	141,041	158,871	159,654	0.5	13.2

Santander

Source: Company filings under CNBV GAAP, in million pesos.

24

24 Consolidated Balance Sheet Source: Company filings under CNBV GAAP, in million pesos. % Variation Mar - 20 Dec - 20 Mar - 21 QoQ YoY Funds available 113,42 7 94,80 2 97,48 3 2. 8 (14.1) Margin accounts 4,92 9 4,12 2 4,01 7 (2.5) (18.5) Investment in securities 368,39 4 575,41 5 558,85 7 (2.9) 51. 7 Debtors under sale and repurchase agreements 66,14 7 62,29 4 47,71 3 (23.4) (27.9) Derivatives 346,92 1 304,68 7 228,24 7 (25.1) (34.2) Valuation adjustment for hedged financial assets 26 4 28 1 16 7 (40.6) (36.7) Total loan portafolio 775,80 9 702,76 9 713,98 9 1. 6 (8.0) Allowance for loan losses (22,664) (25,291) (24,937) (1.4) 10. 0 Loan portafolio (net) 753, 14 5 677, 47 8 689, 05 2 1. 7 (8.5) Accrued income receivable from securitization transactions 15 4 16 0 15 1 (5.6) (1.9) Other receivables (net) 106,09 3 93,62 8 78,68 6 (16.0) (25.8) Foreclosed assets (net) 15 5 13 5 9 2 (31.9) (40.6) Property, furniture and fixtures (net) 10,34 3 12,37 6 12,04 5 (2.7) 16. 5 Long - term investment in shares 35 9 1,09 1 1,16 8 7. 1 — Deferred taxes and deferred profit sharing (net) 21,84 9 19,22 5 19,67 5 2. 3 (10.0) Deferred charges, advance payments and intangibles 9,99 1 10,47 7 10,90 3 4. 1 9. 1 Other 3 9 4 2 4 2 0. 0 7. 7 Total assets 1,80 2 , 21 0 1,85 6 , 21 3 1,74 8 , 2 98 (5.8) (3.0) Deposits 861,51 8 845,10 7 848,34 5 0. 4 (1.5) Bank and other loans 40,59 5 47,87 6 42,82 5 (10.6) 5. 5 Creditors under sale and repurchase agreements 234,58 2 335,42 9 295,63 2 (11.9) 26. 0 Collateral sold or pledged as guarantee 10,20 9 15,61 0 20,95 2 34. 2 105. 2 Derivatives 361,31 0 305,46 5 223,89 8 (26.7) (38.0) Valuation adjustment of financial liabilities hedging 3 0 0 — (100.0) Other payables 110,43 2 111,18 1 119,42 9 7. 4 8. 1 Subordinated credit notes 42,21 8 36,18 2 36,75 7 1. 6 (12.9) Deferred revenues and other advances 30 2 49 2 80 6 63. 8 — Total liabilities 1,66 1 , 16 9 1,69 7 , 34 2 1,58 8 , 6 44 (6.4) (4.4) Total stockholders' equity 141, 04 1 158, 87 1 159, 65 4 0. 5 13. 2

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Simple Personal Fair

Santander

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Thank you. Our purpose is to help people and business prosper. Our culture is based on believing that everything we do should be: